BAE SYSTEMS

→ SEC

82-3138

04035359

With Compliments

BAE SYSTEMS plc Stirling Square 6 Carlton Gardens London SW1Y 5AD United Kingdom
Telephone +44 (0) 1252 373232 Fax +44 (0) 1252 383991

Sir Richard Evans retires from the Board of BAE Systems plc

As previously announced, Sir Richard Evans has retired from the Board of BAE Systems plc and as Chairman of the Company. Dick Olver succeeds him as Chairman with effect from today.

Sir Richard will continue to support the Company in an advisory capacity.

Dick Olver said today:

"Sir Richard Evans has made an immense contribution to this Company and all at BAE Systems wish him well following his retirement from the Board. He is a highly respected individual in the global aerospace and defence industry and I am pleased that he has agreed to continue to assist us with our customer relationships in a number of important overseas markets."

1 July 2004

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 07 2004
WASH. D.C.
181

PROCESSED
JUL 08 2004
THOMSON FINANCIAL

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REG-BAE SYSTEMS PLC Directorate Change
01/07/2004

RNS Number:3517A
BAE SYSTEMS PLC
01 July 2004

Sir Richard Evans retires from the Board of BAE Systems plc

As previously announced, Sir Richard Evans has retired from the Board of BAE Systems plc and as Chairman of the Company. Dick Olver succeeds him as Chairman with effect from today.

Sir Richard will continue to support the Company in an advisory capacity.

Dick Olver said today:

"Sir Richard Evans has made an immense contribution to this Company and all at BAE Systems wish him well following his retirement from the Board. He is a highly respected individual in the global aerospace and defence industry and I am pleased that he has agreed to continue to assist us with our customer relationships in a number of important overseas markets."

1 July 2004

END

BOASDFFASSLSEIM

REG-BAE SYSTEMS PLC Offer Document Posted
01/07/2004

RNS Number:3999A
BAE SYSTEMS PLC
01 July 2004

Not for release, publication or distribution, in whole or in part, in, into or from Canada, Australia or Japan

1 July 2004

RECOMMENDED CASH OFFER FOR ALVIS PLC BY GOLDMAN SACHS INTERNATIONAL ON BEHALF OF BAE SYSTEMS PLC AND (IN THE UNITED STATES) BY BAE SYSTEMS PLC

POSTING OF OFFER DOCUMENT

BAE SYSTEMS plc ("BAE Systems") announces that the offer document in relation to the recommended cash offer for the entire issued and to be issued share capital of Alvis plc ("Alvis"), made by Goldman Sachs International on behalf of BAE Systems outside the United States, and made by BAE Systems in the United States, which was announced on 3 June 2004 (the "Offer"), has been posted to Alvis shareholders today, together with the form of acceptance.

Forms of acceptance should be completed, signed and returned in accordance with the instructions set out in the offer document and in the form of acceptance, so as to be received as soon as possible, and in any event, not later than 3.00 p.m. (London time) on 2 August 2004. If Alvis Shares are held in CREST, acceptance should be made electronically so that the TTE instruction settles as soon as possible, and in any event, not later than 3.00 p.m. (London time) on 2 August 2004.

Copies of the offer document and the form of acceptance are available for collection (during normal business hours) from Lloyds TSB Registrars at Princess House, 1 Suffolk Lane, London, EC4R OAX.

Enquiries

BAE Systems
Andy Wrathall (Investor relations) Tel: +44 1252 383 820
Richard Coltart (Press relations) Tel: +44 1252 384 875

Goldman Sachs International (Financial adviser to BAE Systems)
Simon Dingemans Tel: +44 20 7774 1000

Alvis
Nicholas Prest Tel: +44 20 7808 8888
Martin Greenslade

Lazard (Financial adviser to Alvis)
William Rucker Tel: +44 20 7187 2000

Terms defined in the offer document have the same meaning in this announcement.

Goldman Sachs International is acting as financial adviser to BAE Systems in connection with the Offer and no one else and will not be responsible to anyone other than BAE Systems for providing the protections afforded to customers of Goldman Sachs International nor for providing advice in relation to the Offer.

Dresdner Kleinwort Wasserstein Limited, which is authorised and regulated by the Financial Services Authority, is acting as broker to BAE Systems in connection with the Offer and no one else and will not be responsible to anyone other than BAE Systems for providing the protections afforded to customers of Dresdner Kleinwort Wasserstein Limited nor for providing advice in connection with the Offer.

Lazard is acting for Alvis in connection with the Offer and no one else and will not be responsible to anyone other than Alvis for providing the protections

afforded to clients of Lazard nor for providing advice in relation to the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

Hoare Govett is acting as broker for Alvis and no one else in connection with the Offer and will not be responsible to anyone other than Alvis for providing the protections afforded to clients of Hoare Govett nor for providing advice in connection with the Offer, the contents of this announcement or any other transaction or arrangement referred to herein.

This announcement does not constitute an offer to sell or the solicitation of an offer to purchase or subscribe for any securities.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

The Offer is not being made, and will not be made, directly or indirectly, in or into Canada, Australia or Japan and will not be capable of acceptance from Canada, Australia or Japan. Accordingly copies of the offer document and form of acceptance and any documents relating to the Offer are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Canada, Australia or Japan. Persons receiving such documents (including without limitation, nominees, trustees and custodians) should observe those restrictions and should not mail or otherwise forward, distribute or send such documents in, into or from Canada, Australia or Japan. Doing so may invalidate any related purported acceptance of the Offer.

The Offer will be open to the US shareholders of Alvis. The Offer in the United States will be made directly by BAE Systems and not by Goldman Sachs International.

The Offer will be made for the securities of a non-US company. The Offer will be made in accordance with the requirements of the Code and will be subject to disclosure and procedural requirements that are different from those under United States law. Financial statements included in the offer document will be prepared in accordance with non-US accounting standards that may not be comparable to those used to prepare the financial statements of US companies.

END

END

ODPBLGDRLUGGGSB

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the Offer or the contents of this document or what action you should take, you are recommended immediately to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000 or from an appropriately authorised independent financial adviser if you are taking advice in a territory outside the United Kingdom.

If you have sold or otherwise transferred all of your Alvis Shares, please forward this document, together with the accompanying Form of Acceptance and reply-paid envelope, at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee. However, the Offer referred to in this document and the accompanying Form of Acceptance is not being made, directly or indirectly, in, into or from Canada, Australia or Japan. Accordingly, such documents should not be forwarded or transmitted in, into or from Canada, Australia or Japan. If you have sold or otherwise transferred only part of your holding of Alvis Shares, you should retain these documents.

THIS DOCUMENT SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING FORM OF ACCEPTANCE.

Recommended Cash Offer

by

Goldman Sachs International

on behalf of

BAE SYSTEMS plc

(and in the United States by BAE SYSTEMS plc)

for

Alvis plc

Your attention is drawn to the letter from Nicholas Prest, Chairman of Alvis, set out in Part 1 of this document which contains the recommendation of the Alvis Board that you accept the Offer.

If you hold your Alvis Shares in certificated form, to accept the Offer, the Form of Acceptance must be completed, signed and returned in accordance with the instructions printed thereon as soon as possible and, in any event, so as to be received by hand (during normal business hours) or by post by Lloyds TSB Registrars at Princess House, 1 Suffolk Lane, London EC4R 0AX, by no later than 3.00 p.m. (London time) on 2 August 2004.

If you hold your Alvis Shares in uncertificated form (that is, in CREST), to accept the Offer you must make your acceptance electronically through CREST so that the TTE instruction settles no later than 3.00 p.m. (London time) on 2 August 2004.

The procedure for acceptance is set out in the letter from Goldman Sachs International in Part 2 of this document and in the accompanying Form of Acceptance.

Goldman Sachs International is acting as financial adviser to BAE Systems in connection with the Offer and no one else and will not be responsible to anyone other than BAE Systems for providing the protections afforded to customers of Goldman Sachs International nor for providing advice in relation to the Offer.

Dresdner Kleinwort Wasserstein Limited, which is authorised and regulated by the Financial Services Authority, is acting as broker for BAE Systems in connection with the Offer and no one else and will not be responsible to anyone other than BAE Systems for providing the protections afforded to clients of Dresdner Kleinwort Wasserstein Limited nor for providing advice in connection with the Offer.

Lazard is acting as financial adviser to Alvis in connection with the Offer and no one else and will not be responsible to anyone other than Alvis for providing the protections afforded to clients of Lazard nor for providing advice in relation to the Offer.

Hoare Govett Limited is acting as broker for Alvis in connection with the Offer and no one else and will not be responsible to anyone other than Alvis for providing the protections afforded to clients of Hoare Govett Limited nor for providing advice in connection with the Offer.

The Offer is not being made, and will not be made, directly or indirectly, in or into Canada, Australia or Japan and will not be capable of acceptance from within Canada, Australia or Japan. Accordingly, copies of this document, the Form of Acceptance and any documents relating to the Offer are not being, and must not be, mailed or otherwise howsoever forwarded, distributed or sent in, into or from Canada, Australia or Japan. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions and must not mail or otherwise howsoever forward, distribute or send such documents in, into or from Canada, Australia or Japan. Doing so may invalidate any related purported acceptance of the Offer.

The Loan Notes have not been, and will not be, registered under the US Securities Act or under the applicable securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the Loan Notes have been, or will be, applied for in any jurisdiction. Accordingly, unless an exemption under the US Securities Act or other relevant securities laws is applicable, the Loan Notes are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly, in or into the United States, Canada, Australia or Japan or to, or for the account or benefit of any US Person or person resident in the United States, Canada, Australia or Japan.

BAE Systems or its nominees or brokers (acting as agents) may directly or indirectly purchase or arrange to purchase Alvis Shares otherwise than under the Offer, such as in open market or privately negotiated purchases. Such purchases, or arrangements to purchase, shall comply with the applicable laws of the United Kingdom as well as the rules of the London Stock Exchange and the Code. BAE Systems will disclose in the United States by means of a press release such previous purchases and any future purchases of Alvis Shares outside the Offer to the extent that such information is made public in the United Kingdom pursuant to applicable UK law as well as the rules of the London Stock Exchange and the Code.

Further information for overseas shareholders is set out in paragraph 7 of Part B of Appendix I to this document and additional information for US Shareholders is set out in paragraph 16 of Part 2 of this document. Any person (including, without limitation, nominees, trustees and custodians) who would, or otherwise intends to, or who may have a contractual or legal obligation to forward this document, together with the accompanying Form of Acceptance, to any jurisdiction outside the United Kingdom or the United States should read paragraph 7 of Part B of Appendix I to this document.

The Offer is being made for securities of a UK company and US investors should be aware that this document has been prepared in accordance with a UK format and style, which differs from the US format and style. In particular, the appendices to this document contain information concerning the Offer which may be material and which has not been summarised elsewhere in this document. In addition, the financial statements of BAE Systems and Alvis reproduced in this document are presented in pounds sterling and have been prepared in accordance with UK generally accepted accounting principles and thus may not be comparable to financial statements of US companies or companies whose financial statements are prepared in accordance with US generally accepted accounting principles.

This document has not been reviewed by any federal or state securities commission or regulatory authority in the United States, nor has any such commission or authority passed upon the accuracy or adequacy of this document. Any representation to the contrary is unlawful and may be a criminal offence.

BAE Systems and Alvis are organised under the laws of England and Wales. Some or all of the officers and directors of BAE Systems and Alvis are residents of countries other than the United States and all or a substantial portion of the assets of BAE Systems, Alvis and such officers and directors are located outside the United States. As a result, it may not be possible for US Shareholders to effect service of process within the United States upon BAE Systems or Alvis or such persons or to enforce against any of them judgments of US courts predicated upon the civil liability provisions of the federal securities laws of the United States.

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Alvis, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of the issued share capital of Alvis is required under the provisions of Rule 8 of the Code to notify a Regulatory Information Service and the Panel of every dealing in such securities during the Offer Period by not later than 12.00 noon (London time) on the business day next following the date of the relevant transaction. Please consult your independent financial adviser immediately if you believe this Rule may be applicable to you.

ACTION TO BE TAKEN TO ACCEPT THE OFFER

1. If you hold your Alvis Shares in certificated form, complete and sign the Form of Acceptance in accordance with the instructions printed thereon and in paragraph 14 of the letter from Goldman Sachs International set out in Part 2 of this document (see pages 6 to 19). Return the completed Form of Acceptance (together, where appropriate, with any appropriate documents of title, such as your share certificate(s)) as soon as possible and, in any event, **so as to be received by Lloyds TSB Registrars not later than 3.00 p.m. (London time) on 2 August 2004**. A reply-paid envelope for use in the United Kingdom only is enclosed for your convenience and may be used by Alvis Shareholders in the United Kingdom for returning their Form of Acceptance.

2. If you hold your Alvis Shares in CREST, you should make your acceptance electronically through CREST so that the TTE instruction settles as soon as possible and, in any event, **not later than 3.00 p.m. (London time) on 2 August 2004**, by following the procedure set out in paragraph 14.3 of the letter from Goldman Sachs International set out in Part 2 of this document.

You are advised to read this document and the accompanying Form of Acceptance carefully. If you previously accepted the General Dynamics Offer, your acceptance of the General Dynamics Offer is no longer binding and you may therefore accept the Offer in respect of your Alvis Shares.

If you have any questions relating to this document or the completion and return of the Form of Acceptance, please call Lloyds TSB Registrars on 0870 600 0673 (or, from outside the United Kingdom, +44 1903 702767) between 9.00 a.m. and 5.00 p.m. (London time), Monday to Friday (excluding UK public holidays).

Please note that for legal reasons Lloyds TSB Registrars will only be able to provide you with information contained in this document and will be unable to give advice on the merits of the proposals contained in this document or to provide legal, financial or taxation advice on the contents of this document.

The first closing date of the Offer is 3.00 p.m. (London time) on 2 August 2004.

CONTENTS

PART 1

LETTER FROM THE CHAIRMAN OF ALVIS

Alvis plc

(Incorporated and registered in England and Wales with number 731159)

Directors:
Nicholas Prest CBE (Chairman & Chief Executive)
Martin Greenslade (Finance Director)
Sir Robert Hayman-Joyce KCB CBE DL*
Trevor Beyer*
David Wright CBE*
* denotes non-executive

Registered and Head Office:
34 Grosvenor Gardens
London
SW1W 0AL

1 July 2004

To Alvis Shareholders and, for information purposes only, to participants in the Alvis Share Option Schemes

Dear Shareholder

Recommended Cash Offer for Alvis plc by Goldman Sachs International on behalf of BAE SYSTEMS plc and (in the United States) by BAE SYSTEMS plc

Introduction

On 3 June 2004, it was announced that the boards of Alvis and BAE Systems had reached agreement on the terms of a recommended cash offer for the entire issued and to be issued share capital of Alvis to be made by Goldman Sachs International on behalf of BAE Systems outside the United States, and by BAE Systems in the United States.

Accordingly, on 3 June 2004, the Alvis Board withdrew its earlier recommendation of the cash offer made by General Dynamics Holdings Limited on 8 April 2004. On 7 June 2004, General Dynamics Holdings Limited announced that as at 1.00 p.m. (London time) on that date, the acceptance condition to the General Dynamics Offer had not been satisfied and that therefore the General Dynamics Offer had lapsed.

I am now writing to you to explain the background to the Offer and the reasons why the Alvis Board considers the terms of the Offer to be fair and reasonable so far as Alvis Shareholders taken as a whole are concerned and unanimously recommends that you accept it. If you previously accepted the General Dynamics Offer, your acceptance of the General Dynamics Offer is no longer binding and you may therefore accept the Offer in respect of your Alvis Shares.

The Alvis Directors intend to accept the Offer in respect of their own beneficial holdings of, in aggregate, 1,347,867 Alvis Shares, representing approximately 1.2 per cent. of the issued share capital of Alvis.

Summary terms of the Offer

The Offer is set out in the letter from Goldman Sachs International in Part 2 of this document, on pages 6 to 19. The Offer, which is subject to the conditions and further terms set out in Appendix I to this document and in the accompanying Form of Acceptance, is being made on the following basis:

for each Alvis Share **320 pence in cash**

The Offer values the entire issued share capital of Alvis at approximately £355 million.

The Offer represents a premium of approximately:

- 15.5 per cent. to the closing middle-market price of 277 pence per Alvis Share on 2 June 2004, the last business day prior to the date of the Announcement;
- 52.0 per cent. to the average closing middle-market price of 210.5 pence per Alvis Share on 10 March 2004, the last business day prior to the date of the General Dynamics Offer.

In view of the General Dynamics Offer, the Alvis Board did not recommend a final dividend for 2003. However, should the BAE Systems Offer be unsuccessful and Alvis remain an independent company, the Alvis Board intends to declare an interim dividend of 4.0 pence per Alvis Share in lieu of the 2003 final dividend.

Loan Note Alternative

Alvis Shareholders (other than certain overseas Alvis Shareholders) who validly accept the Offer will be entitled to elect to receive Loan Notes to be issued by BAE Systems instead of some or all of the cash consideration to which they would otherwise be entitled pursuant to the Offer on the following basis:

for every £1 of cash consideration under the Offer — £1 nominal value of Loan Notes

Further information on the Loan Note Alternative and information relating to United Kingdom taxation are set out in paragraphs 3 and 13 respectively of the letter from Goldman Sachs International in Part 2 and in Appendix II to this document. Your decision as to whether to accept cash or the Loan Note Alternative will depend on your individual circumstances and tax position. Alvis Shareholders who are in any doubt as to whether or not to elect for the Loan Note Alternative should consult their stockbroker, bank manager, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 or, in the case of Alvis Shareholders who are not resident in the UK, from another appropriately authorised independent financial adviser.

Background to and reasons for recommendation of the Offer

Alvis's strategy has been to develop its business organically and by acquisition in the field of armoured and other specialist military vehicles. This strategy has been successful and Alvis is today one of the world's leading armoured vehicle manufacturers, well positioned to deliver further growth in the future. This success has been achieved despite starting out at the beginning of the 1990s as one of the smallest companies in its sector. The progress that has been made is testimony to the skill and hard work of Alvis's management and employees in all its operations.

BAE Systems has stated that Alvis will be integrated with BAE Systems' RO Defence business which has activities in ammunition, ordnance and weapon systems. A combined Alvis/RO Defence business will be a major international company in land systems with an enhanced competitive position.

The Alvis Board believes that the Offer fairly reflects the future potential of Alvis and in addition provides Alvis with potential benefits from being part of a leading international defence group with complementary activities to those of Alvis. Financial scale and systems integration capability will play an increasing role in bidding for large and complex armoured vehicle programmes in the future.

Current trading

On 11 March 2004, Alvis announced its preliminary results for the year ended 31 December 2003.

For this period, Alvis reported turnover of £348.8 million (2002: £225.7 million), pre-exceptional profit before tax and goodwill amortisation of £19.8 million (2002: £16.5 million) and net assets of £53.2 million (2002: £33.3 million).

Management and employees

The board of BAE Systems has confirmed that, following the Offer becoming or being declared unconditional in all respects, the existing employment rights, including pension rights, of all employees of the Alvis Group will be fully safeguarded.

Alvis Share Option Schemes

The Offer extends to all Alvis Shares unconditionally allotted or issued prior to the date when the Offer is declared unconditional as to acceptances (or such earlier time as BAE Systems may, subject to the provisions of the Code or with the consent of the Panel, decide) as a result of the exercise of options granted under the Alvis Share Option Schemes.

As soon as practicable after the Offer becomes or is declared unconditional in all respects, BAE Systems will make appropriate proposals to holders of unexercised options granted under the Alvis Share Option Schemes.

Compulsory acquisition and cancellation of trading

The attention of Alvis Shareholders is drawn to paragraph 12 of the letter from Goldman Sachs International in Part 2 of this document in relation to BAE Systems' intentions regarding the compulsory acquisition of Alvis Shares and cancellation of trading in Alvis Shares on the London Stock Exchange's market for listed securities in the event that the Offer becomes or is declared unconditional in all respects.

Taxation

Alvis Shareholders are referred to paragraph 13 of the letter from Goldman Sachs International in Part 2 of this document for a summary of certain taxation considerations. If you are in any doubt as to your taxation position, or if you are subject to taxation in any jurisdiction other than the UK, you are strongly recommended to consult your independent professional adviser immediately.

Action to be taken to accept the Offer

The procedure for acceptance of the Offer is set out in paragraph 14 of the letter from Goldman Sachs International in Part 2 of this document and in the accompanying Form of Acceptance. If you are in any doubt as to the procedure for acceptance of the Offer, please contact Lloyds TSB Registrars from 9.00 a.m. to 5.00 p.m. (London time) Monday to Friday (excluding UK public holidays) (telephone number 0870 600 0673 or, from outside the United Kingdom, +44 1903 702 767).

If you are in any doubt about the Offer or the action you should take, you are recommended immediately to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 or, in the case of Alvis Shareholders who are not resident in the UK, from another appropriately qualified independent financial adviser.

Recommendation

The Alvis Board, which has been so advised by Lazard, considers the terms of the Offer to be fair and reasonable so far as Alvis Shareholders taken as a whole are concerned and the Alvis Board unanimously recommends that Alvis Shareholders accept the Offer. In providing its advice to the Alvis Board, Lazard has taken into account the commercial assessments of the Alvis Board.

Yours faithfully
for and on behalf of the Alvis Board

Nicholas Prest
Chairman & Chief Executive

PART 2

LETTER FROM GOLDMAN SACHS INTERNATIONAL

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB
Tel: 020 7774 1000 | Telex: 94015777 | Cable: GOLDSACHS LONDON
Regulated by the Financial Services Authority

Goldman Sachs

1 July 2004

To Alvis Shareholders and, for information purposes only, to participants in the Alvis Share Option Schemes

Dear Shareholder

Recommended Cash Offer for Alvis plc by Goldman Sachs International on behalf of BAE SYSTEMS plc and (in the United States) by BAE SYSTEMS plc

1. Introduction

It was announced on 3 June 2004 that the boards of Alvis and BAE Systems had reached agreement on the terms of a recommended cash offer for the entire issued and to be issued share capital of Alvis and that the Alvis Board had withdrawn its earlier recommendation of the General Dynamics Offer. On 7 June 2004, General Dynamics Holdings Limited announced that as at 1.00 p.m. (London time) on that date, the acceptance condition to the General Dynamics Offer had not been satisfied and that therefore the General Dynamics Offer had lapsed.

Your attention is drawn to the letter of recommendation from the Chairman of Alvis, set out in Part 1 of this document, which sets out the reasons why the Alvis Board, which has been so advised by Lazard, considers the terms of the Offer to be fair and reasonable so far as Alvis Shareholders taken as a whole are concerned and, accordingly, unanimously recommends that all Alvis Shareholders accept the Offer.

This letter, Appendix I to this document and the Form of Acceptance contain the formal terms and conditions of the Offer for your Alvis Shares.

If you hold your Alvis Shares in certificated form, to accept the Offer you must complete, sign and return the Form of Acceptance as soon as possible and, in any event, so as to be received either by hand (during normal business hours) or by post by Lloyds TSB Registrars at Princess House, 1 Suffolk Lane, London EC4R 0AX, by no later than 3.00 p.m. (London time) on 2 August 2004.

If you hold your Alvis Shares in CREST, to accept the Offer you must make your acceptance electronically through CREST so that the TTE instruction settles no later than 3.00 p.m. (London time) on 2 August 2004.

2. The Offer

Goldman Sachs International on behalf of BAE Systems outside the United States, and BAE Systems in the United States, hereby offer to acquire the whole of the issued and to be issued share capital of Alvis, other than those Alvis Shares already held by BAE Systems, on the terms and subject to the conditions set out below and in Appendix I of this document, and set out in the accompanying Form of Acceptance.

The Offer is made on the following basis:

for each Alvis Share — 320 pence in cash

The Offer values the entire existing issued share capital of Alvis at approximately £355 million.

The Offer represents a premium of approximately:

- 15.5 per cent. to the closing middle-market price of 277 pence per Alvis Share on 2 June 2004, the last business day prior to the date of the Announcement; and

- 52.0 per cent. to the closing middle-market price of 210.5 pence per Alvis Share on 10 March 2004, the last business day prior to the date of the announcement of the General Dynamics Offer.

The Alvis Board, which has been so advised by Lazard, considers the terms of the Offer to be fair and reasonable so far as Alvis Shareholders taken as a whole are concerned. In providing advice to the Alvis Board, Lazard has taken into account the commercial assessments of the Alvis Board.

The Alvis Shares will be acquired pursuant to the Offer fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other rights and interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after 3 June 2004 (the date of the Announcement).

Whilst BAE Systems has set the initial acceptance condition at the customary level of 90 per cent., once the regulatory conditions (as set out in paragraphs (b) to (e) of Part A of Appendix I to this document) are satisfied, BAE Systems intends to treat the acceptance condition as satisfied as soon as it holds or has agreed to acquire Alvis Shares representing more than 50 per cent. of the issued share capital of Alvis.

Your attention is drawn to paragraph 14 of this letter, Parts C and D of Appendix I to this document and the Form of Acceptance, which set out the procedure for acceptance of the Offer, and Parts A and B of Appendix I to this document, and the Form of Acceptance which contain conditions and further terms of the Offer.

Any Form of Acceptance received in an envelope post marked in Australia, Canada or Japan or otherwise appearing to have been posted from Australia, Canada or Japan may be rejected as an invalid acceptance of the Offer.

3. Loan Note Alternative

Alvis Shareholders (other than certain overseas Alvis Shareholders) who validly accept the Offer are entitled to elect to receive Loan Notes to be issued by BAE Systems instead of some or all of the cash consideration to which they would otherwise be entitled pursuant to the Offer.

The Loan Note Alternative will be made available on the following basis:

for every whole £1 in cash consideration **£1 nominal value of Loan Notes**

The Loan Notes, which will be governed by English law, will be unsecured and will be issued credited as fully paid in amounts and integral multiples of £1 nominal value. All fractional entitlements to Loan Notes will be disregarded. No application will be made for the Loan Notes to be issued or dealt in on any stock exchange and they will not be transferable.

The Loan Notes will bear interest at 0.5 per cent. below six-month sterling LIBOR. Interest will be payable by half-yearly instalments in arrears (less any tax required to be deducted or withheld) on 30 June and 31 December in each year. The first payment of interest will be made on 31 December 2004 (the "First Payment Date"). On the First Payment Date, interest will be paid in respect of the period from (and including) the date of issue of the relevant Loan Notes to (but excluding) the First Payment Date. The Loan Notes will be redeemable in whole or in part for cash at the option of noteholders on 31 December 2005 and subsequent anniversaries thereof. If not previously redeemed, the final redemption date will be 31 December 2009.

No Loan Note will be issued unless, on or before the date on which the Offer becomes or is declared unconditional in all respects, valid elections have been received in respect of at least £500,000 in nominal value of Loan Notes. If insufficient elections are received, Alvis Shareholders electing for the Loan Note Alternative will instead receive cash in accordance with the terms of the Offer.

Subject as aforesaid, the Loan Note Alternative will remain open for acceptance for so long as the Offer remains open for acceptance. The Loan Note Alternative will be conditional upon the Offer becoming or being declared unconditional in all respects.

Goldman Sachs International has advised that, based on market conditions on 29 June 2004 (the latest practicable date prior to the posting of this document), it estimates that the value of the Loan Notes, had they been in issue on that date, would have been not less than 98 pence per 100 pence in nominal value.

Further information on the Loan Notes is set out in Appendix II to this document. Overseas Alvis Shareholders should also refer to paragraphs 4 and 7 of Part B of Appendix I.

4. Undertakings to accept the Offer

As at the date of this document, BAE Systems controls and holds 31,882,534 Alvis Shares, representing approximately 28.7 per cent. of the existing issued share capital of Alvis.

BAE Systems has received irrevocable commitments to accept the Offer in respect of 12,943,698 Alvis Shares (representing approximately 11.7 per cent. of Alvis's total issued share capital), and a further irrevocable commitment to accept the Offer in respect of up to 4,985,923 Alvis Shares.

Accordingly BAE Systems holds, and/or has received irrevocable commitments to accept the Offer in respect of, 44,826,232 Alvis Shares (representing approximately 40.4 per cent. of Alvis's total issued share capital), and up to a further 4,985,923 Alvis Shares, in total representing approximately 44.9 per cent. of Alvis's total issued share capital.

Further information about the Irrevocable Commitments is contained in paragraph 3.1 of Appendix VI to this document.

Save for the BAE Systems Holding, neither BAE Systems nor any of the directors of BAE Systems nor any other BAE Systems subsidiary, nor, so far as BAE Systems is aware, any person acting in concert with BAE Systems for the purposes of the Offer, owns, controls or holds any Alvis Shares or any securities convertible or exchangeable into, or rights to subscribe for, purchase or holds any options to purchase any Alvis Shares or has entered into any derivative referenced to Alvis Shares which remains outstanding.

5. Background to and reasons for the Offer

BAE Systems regards the land based systems sector as a key area of future growth with attractive opportunities for growing systems content and developing integrated through life support for a large installed base of platforms.

Alvis is one of the world's leading manufacturers of armoured vehicles with an installed base of around 30,000 vehicles. It has leading positions in the UK and Sweden as well as a significant export presence in over 40 countries.

UK land forces are refocusing their requirements in response to the changing nature of the threat and a need to support longer range operations. As a result, greater emphasis is being placed on delivering a more rapid reaction force in support of expeditionary operations. Key to achieving this objective will be an integrated logistics infrastructure and the introduction of Network Enabled Capabilities.

Through its RO Defence business, BAE Systems already works closely with Alvis and supplies weapons systems for many of its vehicle platforms. Together, BAE Systems and Alvis will have an enhanced capability to deliver a coherent industrial response to support the UK's commitment to a sustained capability in this sector. In particular, BAE Systems believes the complementary skills of RO Defence and Alvis will:

- allow BAE Systems to deliver more attractive and lower cost combined support and upgrade packages to the UK's Defence Logistics Organisation for the Army's current vehicle base;
- facilitate the delivery of enhanced systems capabilities and the integration of these platforms as part of the UK's drive for Network Enabled Capability;
- create a stronger export offering through BAE Systems' global marketing reach and the combined platform and systems integration capabilities of RO Defence and Alvis; and
- position BAE Systems more competitively for key roles in the Ministry of Defence's future land programmes, including the Future Rapid Effect System programme ("FRES").

Following completion of the transaction, BAE Systems intends to integrate Alvis and its RO Defence business.

The Directors of BAE Systems believe that the acquisition of Alvis will generate cost-saving opportunities and will be earnings accretive and deliver returns above BAE Systems' cost of capital in the first full year following the Offer having become unconditional in all respects. This statement should not be interpreted to mean that earnings per BAE Systems share will necessarily be greater than those in the full year prior to the Offer having become unconditional in all respects.

6. Information on Alvis

Alvis is a UK based company, headquartered in London, with interests in armoured fighting vehicles and other specialist vehicles for military application. Alvis has a global reach with major manufacturing facilities in Scandinavia, South Africa and the UK; a global installed base of more than 30,000 vehicles; and active customer relationships in more than 40 countries.

In September 2002, Alvis enhanced its position in the UK with the acquisition of Vickers Defence Systems, the supplier of the Challenger 2 main battle tank and the Trojan Engineer and Titan Bridgelayer vehicles. The combined UK business was renamed Alvis Vickers Limited. The transaction also saw the addition of two new companies to the Alvis Group: Alvis Bridging Limited, a leading international supplier of military bridging equipment; and Alvis South Africa (Pty) Limited, South Africa's primary armoured vehicle supplier, a world leader in wheeled armoured vehicles and mine-protected vehicle technology and a specialist manufacturer of transmissions and drivelines for local and foreign original equipment manufacturers.

Alvis offers the full spectrum of armoured vehicle capability including main battle tanks, armoured infantry fighting vehicles, armoured personnel carriers and light armoured vehicles. It is a specialist in the integration of high technology defence systems and digital technology. Its leading edge technology base is already equipping military vehicles with fighting capabilities to rival those of modern military aircraft, offering enhanced protection including stealth, electric armour and defensive aids, and hybrid and electric drive systems.

Alvis Shares are traded on the London Stock Exchange. Based on the closing middle-market price of 317.5 pence per Alvis Share on 29 June 2004 (the latest practicable date prior to the posting of this document), Alvis has a market capitalisation of approximately £352 million.

For the year ending 31 December 2003, Alvis reported turnover of £348.8 million (2002: £225.7 million) and pre-exceptional profit before tax and goodwill amortisation of £19.8 million (2002: £16.5 million). As at 31 December 2003, Alvis had a total order book of £892.6m (2002: £781.1m) and net assets of £53.2 million (2002: £33.3 million).

Further information on Alvis is set out in Appendix IV to this document.

7. Information on BAE Systems

BAE Systems is engaged in the development, delivery and support of advanced defence and aerospace systems in the air, on land, at sea and in space. It designs, manufactures and supports military aircraft, surface ships, submarines, radar, avionics, communications, electronics and guided weapon systems.

RO Defence is an international business within the BAE Systems Customer Solutions & Support business, supplying integrated weapon systems worldwide. The business specialises in providing firepower solutions — from the fire platform to explosive munition effects. It is contracted to build the UK's new Terrier armoured vehicle as well as the US's M777 Lightweight Howitzer programme.

BAE Systems ordinary shares are traded on the London Stock Exchange. Based on the closing middle-market price of 218.25 pence per BAE Systems share on 29 June 2004 (the latest practicable date prior to the posting of this document), BAE Systems has a market capitalisation of approximately £6,679 million.

For the year ended 31 December 2003, BAE Systems reported sales of £12,572 million (2002: £12,145 million) and pre-exceptional profit before tax and goodwill amortisation of £760 million (2002: £796 million). As at 31 December 2003, BAE Systems had net assets of £5,606 million (2002: £5,685 million).

8. Current financial trading and prospects of BAE Systems

BAE Systems re-confirms that its outlook for 2004 remains consistent with previous statements as set out below.

Good sustained underlying growth is anticipated across BAE Systems' operations in North America and in its International Partnerships business with some recovery in the Avionics business. The performance of the Programmes business is expected to continue to be restrained with some Ministry of Defence production programmes still in early phases of maturity. Margins in the Customer Solutions & Support business are likely to continue to trend downwards. Overall, underlying performance of BAE Systems' defence businesses in 2004 is expected to be slightly ahead of 2003.

Airbus plans a volume of activity for 2004 similar to 2003, with a slightly lower value mix of deliveries. In addition, BAE Systems continues to experience cash flows ahead of expectations.

9. Financing of the Offer

The aggregate consideration payable under the Offer is being financed out of the existing resources of BAE Systems. Goldman Sachs International is satisfied that sufficient resources are available to BAE Systems to satisfy the consideration payable as a result of full acceptance of the Offer.

10. Management and employees

The board of BAE Systems confirms that, following the Offer becoming or being declared unconditional in all respects, the existing employment rights, including pension rights, of all employees of the Alvis Group will be fully safeguarded.

11. Alvis Share Option Schemes

The Offer will extend to all Alvis Shares unconditionally allotted or issued prior to the date when the Offer is declared unconditional as to acceptances (or such earlier time as BAE Systems may, subject to the provisions of the Code or with the consent of the Panel, decide) as a result of the exercise of options granted under the Alvis Share Option Schemes.

As soon as practicable after the Offer becomes or is declared unconditional in all respects, BAE Systems will make appropriate proposals to holders of unexercised options granted under the Alvis Share Option Schemes.

12. Compulsory acquisition, de-listing and re-registration

If BAE Systems receives acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent. or more of the Alvis Shares to which the Offer relates and the Offer becomes or is declared unconditional in all respects, BAE Systems intends to exercise its rights pursuant to the provisions of sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily the remaining Alvis Shares to which the Offer relates.

After the Offer becomes or is declared unconditional in all respects, and subject to the requirements of the London Stock Exchange, BAE Systems intends to procure the making of an application by Alvis to the UK Listing Authority for the cancellation of the listing of Alvis Shares on the Official List and to the London Stock Exchange for the cessation of trading of Alvis Shares on its market for listed securities. It is anticipated that cancellation of listing and trading will take effect no earlier than 20 business days after the Offer becomes or is declared unconditional in all respects. De-listing would significantly reduce the liquidity and marketability of any Alvis Shares not assented to the Offer.

It is also proposed that following the Offer becoming or being declared unconditional in all respects and after the Alvis shares are de-listed, Alvis will be re-registered as a private company.

13. Taxation

13.1 United Kingdom

The following paragraphs summarise the material UK taxation considerations that arise in connection with the Offer. They are based on current UK legislation and an understanding of current Inland Revenue published practice as at the date of this document. The comments are intended as a general guide only, and relate only to the position of Alvis Shareholders who are individual or corporate shareholders (and not Alvis Shareholders, who are, for example, collective investment schemes, pension funds or insurance companies), resident or ordinarily resident for tax purposes in the UK, who hold Alvis Shares beneficially as an investment (other than under a personal equity plan or an individual savings account or as "employment-related securities" as defined in section 421B(8) of the Income Tax (Earnings and Pensions) Act 2003) and not as securities to be realised in the course of a trade.

The summary below is intended only as a general guide to the taxation position under UK tax law and does not constitute tax or legal advice. Any Alvis Shareholder who is in doubt as to his taxation position, who is resident or otherwise subject to taxation in a jurisdiction outside the UK, or who requires more detailed information, should consult his own independent professional adviser immediately.

(a) Taxation of chargeable gains

(i) Cash

To the extent that an Alvis Shareholder receives cash consideration under the Offer, accepting the Offer will constitute a disposal of Alvis Shares for the purposes of UK taxation of chargeable gains ("CGT") which may, depending on the Alvis Shareholder's individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a chargeable gain or an allowable loss for CGT purposes.

(ii) Loan Notes

In relation to Alvis Shareholders who are individuals, the Loan Notes should not constitute qualifying corporate bonds for CGT purposes. Accordingly, an individual Alvis Shareholder should not be treated as having made a disposal of Alvis Shares for the purposes of CGT to the extent that he receives Loan Notes in exchange for his Alvis Shares under the Loan Note Alternative. Instead, any gain or loss which would otherwise have arisen on a disposal of those Alvis Shares which are exchanged for Loan Notes should be "rolled-over" into the Loan Notes so that the Loan Notes should be treated as the same assets as the relevant Alvis Shares, acquired at the same time as such Alvis Shares and for the same acquisition cost.

A chargeable gain or allowable loss should therefore only arise to Alvis Shareholders who are individuals on the disposal (including redemption) of all or any of the Loan Notes and should be calculated taking into account the original allowable costs to the holder of acquiring the relevant Alvis Shares for which the Loan Notes were exchanged. Accordingly, a subsequent disposal (including redemption) of the Loan Notes may, depending on individual circumstances, give rise to a liability to CGT. Indexation allowance on the original cost of the relevant Alvis Shares should be available (when calculating a chargeable gain but not an allowable loss) in respect of any period of ownership of the Alvis Shares up to April 1998. Thereafter taper relief may be available which would reduce the amount of the chargeable gain realised on the disposal. The amount of taper relief available will depend on the Alvis Shareholder's particular circumstances including the amount of time for which he has held the Loan Notes and Alvis Shares in question and whether they have been held as a business or non-business asset. Taper relief will, in general, be greater where the Loan Notes and the Alvis Shares have been held as a business asset.

If an individual Alvis Shareholder receives cash as well as Loan Notes and the value of cash is small in comparison with the value of his Alvis Shares, the Alvis Shareholder should not be treated as having disposed of the Alvis Shares in respect of which cash was received. Instead, the cash should be treated as a deduction from the base cost of his Alvis Shares rather than a part disposal.

Under current Inland Revenue practice, any cash payment of £3,000 or less or which is 5 per cent. or less of the market value of an Alvis Shareholder's holding of Alvis Shares will generally be treated as small for these purposes.

Any chargeable gain on a part disposal of any holding of Alvis Shares will be computed on the basis of an apportionment of the allowable cost of the holding by reference to the market value of the holding at the time of the disposal.

For an Alvis Shareholder within the charge to UK corporation tax, the Loan Notes will constitute qualifying corporate bonds and therefore be exempt for the purpose of CGT (although see below in relation to "held over" gains and losses). They will, however, be subject to tax under the loan relationships regime. For such a holder, any gain or loss which would otherwise have arisen on a disposal of its Alvis Shares for a consideration equal to the market value of the Alvis Shares immediately before the exchange of the Alvis Shares for the Loan Notes will be "held over" and fall into the charge to UK corporation tax on a subsequent disposal (including redemption) of the Loan Notes. Accordingly, indexation allowance on the allowable original cost of the Alvis Shares should be available (when calculating a chargeable gain but not an allowable loss) for the period of ownership of the Alvis Shares but will not be available for the period of ownership of the Loan Notes. Except to the extent that any chargeable gain or allowable loss which would have otherwise arisen on the disposal of its Alvis Shares was "held over" and crystallises on a subsequent disposal of the Loan Notes, no chargeable gain will arise on the subsequent disposal of the Loan Notes. However, such Alvis Shareholders will generally be charged (or obtain relief from) UK corporation tax on income in respect of all returns on, and profits, gains and losses (other than the "held over" gain which will be dealt with as referred to above) arising from their holding or disposal of Loan Notes broadly in accordance with the Alvis Shareholder's statutory accounting treatment authorised for this purpose.

In certain circumstances, the above rules regarding the "roll-over" or "hold-over" of any gain or loss will not apply to an Alvis Shareholder who, either alone or together with persons connected with him, holds more than 5 per cent. of, or of any class of, shares in Alvis or 5 per cent. of any debentures (or any class of debentures) in Alvis. Such persons are advised that an application for clearance has been made to the Inland Revenue under section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Offer. If any such clearance is given, any Alvis Shareholders should be treated in the manner described in the preceding paragraphs. It should be noted that it is not a condition of the Offer that such clearance is obtained.

(b) Taxation of interest

Interest on the Loan Notes will be paid after deduction of UK income tax at the lower rate (currently 20 per cent.) by BAE Systems unless either (i) the Loan Note holder is, and can prove to the satisfaction of BAE Systems that it is, a company or a partnership entitled under section 349A of the Income and Corporation Taxes Act 1988 to receive payment of interest without deduction of a sum representing tax, or (ii) BAE Systems has previously been directed by the UK Inland Revenue, in respect of a particular holding of Loan Notes, to make the payment free of deduction or subject to a reduced rate of deduction (by virtue of relief being available to the holder of those Loan Notes under the provisions of an applicable double tax treaty). Such a direction will only be made following a prior application in the appropriate manner to the relevant tax authorities by the holder of the Loan Notes in respect of any tax which BAE Systems is required to deduct at source.

BAE Systems will not gross up payments of interest on the Loan Notes to compensate for any tax which it is required to deduct at source.

If you are an Alvis Shareholder who is an individual, the gross amount of interest paid on the Loan Notes will form part of your income for the purposes of UK income tax, with credit being allowed for the amount withheld. Individuals who are not liable to income tax at the higher rate on interest payments will have no further tax to pay in respect of the interest. Individuals liable to UK income tax at the higher rate will have to pay further income tax equal (at current rates) to 25 per cent. of the net interest received. Non-taxpayers and starting rate taxpayers may be able to claim repayment of the tax withheld from the Inland Revenue.

An Alvis Shareholder within the charge to UK corporation tax in respect of the Loan Notes will generally be subject to UK corporation tax in respect of interest on the Loan Notes which relates to that holder's relevant accounting period, with credit being allowed for any UK tax withheld. The tax treatment will be computed broadly in accordance with the holder's statutory accounting treatment authorised for this purpose.

(c) Alvis Share Option Schemes

Special tax provisions may apply to Alvis Shareholders who acquire their Alvis Shares by exercising options under the Alvis Share Option Schemes, including provisions imposing a charge to income tax. Such Alvis Shareholders are therefore advised to seek their own independent professional advice in this regard.

(d) Stamp duty and stamp duty reserve tax

No stamp duty or stamp duty reserve tax should be payable by Alvis Shareholders as a result of accepting the Offer or on the issue of Loan Notes.

13.2 United States

The following paragraphs summarise the material United States federal income tax considerations that arise in connection with the Offer. They are based on the Internal Revenue Code of 1986 (the "Internal Revenue Code"), as amended, applicable Treasury regulations, administrative guidance and court decisions in effect as of the date of this document. The summary only relates to the position of Alvis Shareholders who are individual or corporate shareholders resident for tax purposes in the United States. The summary does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences that arise in connection with the Offer.

The summary below is intended only as a general guide to the taxation position under United States tax law and does not constitute tax or legal advice. Any Alvis Shareholder who is in any doubt as to his taxation position, who is resident or otherwise subject to taxation in a jurisdiction outside the United States, or who requires more detailed information should consult his own independent professional adviser immediately.

The receipt of cash in exchange for Alvis Shares under the Offer will be taxable to an Alvis Shareholder for US tax purposes. In general, an Alvis Shareholder resident in the US for tax purposes will recognise gain or loss in an amount equal to the difference between the amount of cash received and such Alvis Shareholder's adjusted tax basis in its Alvis Shares.

Assuming that the Alvis Shares are held as a capital asset, any gain or loss generally recognised on the exchange would be capital gain or loss, except to the extent attributable to accrued but unpaid dividends. The character of gain or loss as long-term or short-term capital gain or loss will depend on a number of factors, including the length of time the Alvis Shareholder has held his Alvis Shares. Generally, if an Alvis Shareholder has held his Alvis Shares for more than one year, such Alvis Shareholder will recognise a long-term capital gain or loss. In contrast, if an Alvis Shareholder has held his Alvis Shares for one year or less, such Alvis Shareholder will recognise a short-term capital gain or loss. Long-term capital gains recognised by certain non-corporate Alvis Shareholders, including individuals, will generally be subject to a reduced rate of United States federal income tax. A capital gain that is not a long-term capital gain is taxed at ordinary income rates. The deduction of capital losses is subject to certain limitations under the Internal Revenue Code.

14. Procedure for acceptance of the Offer

This section should be read in conjunction with Parts C and D of Appendix I to this document and the instructions on, and notes to the accompanying Form of Acceptance, which shall be deemed to be part of the terms of the Offer.

14.1 Different procedures for Alvis Shares in certificated and uncertificated form

If you hold Alvis Shares in certificated form, you may only accept the Offer in respect of such Shares by completing and returning the enclosed Form of Acceptance in accordance with the procedure set out in paragraph 14.2 below. If you hold Alvis Shares in certificated form, but under different designations, you should complete a separate Form of Acceptance in respect of each designation.

If you hold Alvis Shares in uncertificated form (that is, in CREST) you may only accept the Offer in respect of such Shares by TTE instruction in accordance with the procedure set out in paragraph 14.3 below and, if those Alvis Shares are held under different member account IDs, you should send a separate TTE instruction for each member account ID.

Additional Forms of Acceptance are available from Lloyds TSB Registrars by telephone on 0870 600 0673 (or, from outside the United Kingdom, +44 1903 702767). Telephone lines are open Monday to Friday (excluding UK public holidays), 9.00 a.m. to 5.00 p.m. (London time).

14.2 Alvis Shares held in certificated form

(a) To accept the Offer

(i) To accept the Offer in respect of all your Alvis Shares, you must complete Boxes 1, 3 and 4 of the Form of Acceptance. If appropriate, you should also complete Boxes 5 and/or 6. In all cases, you must sign Box 3 of the Form of Acceptance in accordance with the instructions printed on the Form of Acceptance.

(ii) To accept the Offer in respect of less than all your Alvis Shares, you must insert in Box 1 on the Form of Acceptance such lesser number of Alvis Shares in respect of which you wish to accept the Offer in accordance with the instructions printed thereon. You should then follow the procedure set out in paragraph (i) above in respect of such lesser number of Alvis Shares. If you do not insert a number in Box 1 of the Form of Acceptance, or if you insert in Box 1 a number which is greater than the number of Alvis Shares that you hold and you have signed Box 3, your acceptance will be deemed to be in respect of all the Alvis Shares held by you.

In the case of Alvis Shareholders who are individuals you must sign Box 3 of the Form of Acceptance in the presence of an independent witness, who should also sign in accordance with the instructions

printed on it. Alvis Shareholders that are corporations should sign Box 3 in accordance with the instructions printed on the Form of Acceptance.

To elect for the Loan Note Alternative in respect of some or all of your Alvis Shares, you must complete Boxes 1, 2, 3 and 4 and, if appropriate, Boxes 5 and/or 6 of the Form of Acceptance. You must also sign Box 3 of the Form of Acceptance as described above. Completion of Box 2 will be deemed to constitute an election by you to receive Loan Notes in respect of the number of Alvis Shares specified by you in that box, which should not be greater than the number of Alvis Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance. If the number of Alvis Shares inserted in Box 2 is greater than the number inserted or deemed to be inserted in Box 1 it will be deemed to be an election for the Loan Note Alternative in respect of all the Alvis Shares in respect of which you have accepted or are deemed to have accepted the Offer. An invalid election for Loan Notes will not affect the validity of an otherwise valid Form of Acceptance for the purpose of accepting the Offer.

(b) Return of Form of Acceptance

If you hold your Alvis Shares in certificated form, to accept the Offer the relevant Form of Acceptance must be completed, signed and returned. The completed, signed (and if you are an individual, witnessed) Form of Acceptance, together with the share certificate(s) for your Alvis Shares and/or other document(s) of title, should be returned by hand (during normal business hours) or by post to Lloyds TSB Registrars at Princess House, 1 Suffolk Lane, London EC4R 0AX, in each case as soon as possible but, in any event, so as to be received **by no later than 3.00 p.m. (London time) on 2 August 2004**. A reply-paid envelope for use in the UK only is enclosed for your convenience and may be used by Alvis Shareholders for returning their Form of Acceptance. No acknowledgement of receipt of documents will be given. The instructions printed on the relevant Form of Acceptance shall be deemed to form part of the terms of the Offer.

Any Form of Acceptance received in an envelope postmarked in Canada, Australia or Japan or otherwise appearing to BAE Systems or its agents to have been sent from Canada, Australia or Japan may be rejected as an invalid acceptance of the Offer. For further information for overseas Alvis Shareholders, see paragraph 15 of this letter and paragraph 7 of Part B of Appendix I to this document.

(c) Share certificates not readily available or lost

If your share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, the relevant Form of Acceptance should nevertheless be completed, signed and returned as stated above so as to be received **by no later than 3.00 p.m. (London time) on 2 August 2004**, together with any share certificate(s) and/or other document(s) of title that you have available, accompanied by a letter stating that the remaining documents will follow or that you have lost one or more of your share certificate(s) and/or other document(s) of title which will be forwarded as soon as possible thereafter. You should then arrange for the relevant share certificate(s) and/or other document(s) of title to be forwarded to Lloyds TSB Registrars at Princess House, 1 Suffolk Lane, London EC4R 0AX as soon as possible. No acknowledgement of receipt of documents will be given.

In the case of loss, you should write as soon as possible to Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 6DA, advising them of the loss and requesting a letter of indemnity for any lost share certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be returned to Lloyds TSB Registrars at Princess House, 1 Suffolk Lane, London EC4R 0AX as set out in paragraph 14.2(b) above.

(d) Validity of acceptances

Without prejudice to Appendix I to this document and the Form of Acceptance, and subject to the Code, BAE Systems and Goldman Sachs International reserve the right to treat as valid, in whole or in part, any acceptance of the Offer which is not entirely in order or which is not accompanied by the relevant share certificate(s) and/or other document(s) of title. In that event, no payment of cash under the Offer will be made until after the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to BAE Systems or its agents have been received.

If you are in any doubt as to the procedure for acceptance, please contact Lloyds TSB Registrars by telephone on 0870 600 0673 (or, from outside the United Kingdom, +44 1903 702767) between

9.00 a.m. and 5.00 p.m. (London time), Monday to Friday (excluding UK public holidays) or at the address set out in paragraph 14.2(b) above.

14.3 Alvis Shares held in uncertificated form (that is, in CREST)

If your Alvis Shares are in uncertificated form, to accept the Offer you should take (or procure the taking of) the action set out below to transfer the Alvis Shares in respect of which you wish to accept the Offer to the appropriate escrow balances, specifying Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX (in its capacity as a CREST participant under the participant ID referred to below) as the Escrow Agent as soon as possible and in any event so that the TTE instruction settles by no later than 3.00 p.m. (London time) on 2 August 2004. **Note that settlement cannot take place on weekends or bank holidays (or other times at which the CREST system is non-operational) and you should therefore ensure you time the input of any TTE instructions accordingly.**

The input and settlement of a TTE instruction in accordance with this paragraph 14.3 will (subject to satisfying the requirements set out in Parts B and D of Appendix I to this document) constitute an acceptance of the Offer in respect of the number of Alvis Shares so transferred to escrow.

If you are a CREST personal member you should refer to your CREST sponsor before taking any action. Only your CREST sponsor will be able to send the TTE instruction(s) to CRESTCo in relation to your Alvis Shares.

After settlement of a TTE instruction you will not be able to access the Alvis Shares concerned in CREST for any transaction or charging purposes. If the Offer becomes or is declared unconditional in all respects, the Escrow Agent will transfer the Alvis Shares concerned to itself in accordance with the procedures set out in Part D of Appendix I to this document.

You are recommended to refer to the CREST manual published by CRESTCo for further information on the CREST procedures outlined below.

You should note that CRESTCo does not make available special procedures for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or your CREST sponsor) to enable a TTE instruction relating to your Alvis Shares to settle prior to 3.00 p.m. (London time) on 2 August 2004. In this connection you are referred in particular to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

(a) *To accept the Offer (Electronic Acceptance)*

To accept the cash available under the Offer in respect of some or all of your Alvis Shares held in uncertificated form

To accept the cash available under the Offer in respect of Alvis Shares in uncertificated form you should send (or if you are a CREST personal member, procure your sponsor sends) to CRESTCo a TTE instruction in relation to such Shares (a "Cash Offer TTE instruction").

A TTE instruction to CRESTCo must be properly authenticated in accordance with CRESTCo's specifications for transfers to escrow and must contain the following details:

(i) the number of Alvis Shares in respect of which you wish to accept the cash available under the Offer to be transferred to an escrow balance;

(ii) your member account ID;

(iii) your participant ID;

(iv) the participant ID of the Escrow Agent (namely Lloyds TSB Registrars in its capacity as a CREST receiving agent). This is 6RA43;

(v) the member account ID of the Escrow Agent. For the purposes of the Offer, this is BAEALV01;

(vi) the corporate action ISIN, which is GB0009173609;

(vii) the intended settlement date. This should be as soon as possible and, in any event, not later than 3.00 p.m. (London time) on 2 August 2004;

(viii) input with standard delivery instruction of priority 80;

(ix) the corporate action number for the Offer. This is allocated by CRESTCo and can be found by viewing the relevant corporate action details on screen in CREST; and

(x) contact name and telephone number inserted in the shared note field.

To accept the Offer and elect for the Loan Note Alternative in respect of some or all of your Alvis Shares held in uncertificated form

To accept the Offer and elect for the Loan Note Alternative in respect of some or all of your Alvis Shares held in uncertificated form you should send (or if you are a CREST personal member, procure that your CREST sponsor sends) to CRESTCo an alternative TTE instruction (an "Alternative TTE Instruction") in relation to such Alvis Shares by adopting the same procedures as apply in respect of a Cash Offer TTE Instruction but with the following variations:

(i) in the field relating to the number of Alvis Shares to be transferred to escrow you should insert the number of Alvis Shares in respect of which you wish to make an election for the Loan Note Alternative; and

(ii) in the field relating to the member account ID of the Escrow Agent you should insert the member account ID of the Escrow Agent for the Loan Note Alternative. This is BAEALV02.

(b) Validity of acceptances

A Form of Acceptance which is received in respect of Alvis Shares held in uncertificated form will not constitute a valid acceptance and will be disregarded. Holders of Alvis Shares in uncertificated form who wish to accept the Offer should note that a TTE instruction will only be a valid acceptance of the Offer as at the relevant closing date if it has settled on or before that date.

Without prejudice to Appendix I to this document and the Form of Acceptance, and subject to the Code, BAE Systems and Goldman Sachs International reserve the right to treat as valid, in whole or in part, any acceptance of the Offer which is not entirely in order or which is not accompanied by the relevant TTE instruction. In that event, no payment of cash under the Offer will be made until after the relevant TTE instruction or indemnities satisfactory to BAE Systems or its agents have been received.

14.4 General

BAE Systems will make an appropriate announcement if any of the details contained in this paragraph 14 alter for any reason in any respect that is material for Alvis Shareholders.

Normal CREST procedures (including timings) will apply in relation to any Alvis Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Offer (whether any such conversion arises as a result of a transfer of Alvis Shares or otherwise). Holders of Alvis Shares who are proposing to convert any such shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Alvis Shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Offer (in particular, as regards delivery of share certificate(s) and/or other document(s) of title or settlement of the relevant TTE instruction described above) prior to 3.00 p.m. (London time) on 2 August 2004.

15. Overseas Alvis Shareholders

The attention of Alvis Shareholders who are citizens or residents of jurisdictions outside the UK (and any persons, including without limitation, any nominee, trustee or custodian, who may have any obligation to forward this document outside the UK) is drawn to paragraph 7 of Part B of Appendix I to this document and to the relevant provisions of the Form of Acceptance, which they should read before taking any action. The attention of US Shareholders is also drawn to paragraph 16 below.

The availability of the Offer to Alvis Shareholders who are not resident in either the UK or the United States may be affected by the laws of their relevant jurisdiction. Persons who are not resident in the UK or the United States should inform themselves about and observe any applicable requirements.

The availability of the Loan Note Alternative to Alvis Shareholders who are not resident in the UK may be affected by the laws of their relevant jurisdiction. Persons who are not resident in the UK should inform themselves about and observe any applicable requirements.

The Offer is not being made, and will not be made, directly or indirectly, in or into Canada, Australia or Japan and will not be capable of acceptance from within Canada, Australia or Japan. Accordingly, copies of this document, the Form of Acceptance and any accompanying documents relating to the Offer are not being, and must not be, mailed or otherwise howsoever forwarded, distributed or sent in, into or from Canada, Australia or Japan. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions and must not mail or otherwise howsoever forward, distribute or send such documents in, into or from Canada, Australia or Japan. Doing so may invalidate any related purported acceptance of the Offer.

The Loan Notes have not been, and will not be, registered under the US Securities Act or under the applicable securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the Loan Notes have been, or will be, applied for in any jurisdiction. Accordingly, unless an exemption under the US Securities Act or other relevant securities laws is applicable, the Loan Notes are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly, in or into the United States, Canada, Australia or Japan or to, or for the account or benefit of, any US Person or person resident in the United States, Canada, Australia or Japan.

All Alvis Shareholders (including custodians, nominees or trustees) who would, or otherwise intend to, or may have a legal or contractual obligation to, forward this document and/or the Form of Acceptance and/or any related documents to any jurisdiction outside the United Kingdom or the United States, should read the further details in this regard which are contained in paragraph 7 of Part B of Appendix I to this document before taking any action.

16. US Shareholders

The Offer (excluding the Loan Note Alternative) is open to Alvis Shareholders resident in the United States. The Offer is being made for the securities of a non-US company. The Offer is being made in accordance with the requirements of the Code and is subject to disclosure and procedural requirements that are different from those under United States law. Any financial statements included or incorporated in this document may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies.

This document and the accompanying Form of Acceptance contain important information about the Offer. BAE Systems urges Alvis Shareholders resident in the United States to read this document and the Form of Acceptance in their entirety before any decision is made as to the Offer. BAE Systems makes no representation as to the adequacy or fairness of the Offer. The Offer is being made for securities of a UK company and US investors should be aware that this document has been prepared in accordance with a UK format and style, which differs from the US format and style. In particular, the appendices to this document contain information concerning the Offer which may be material and which has not been summarised elsewhere in this document. In addition, the financial statements of BAE Systems and Alvis reproduced in this document are presented in pounds sterling and have been prepared in accordance with UK generally accepted accounting principles and thus may not be comparable to financial statements of US companies or companies whose financial statements are prepared in accordance with US generally accepted accounting principles.

This document has not been reviewed by any federal or state securities commission or regulatory authority in the United States, nor has any such commission or authority passed upon the accuracy or adequacy of this document. Any representation to the contrary is unlawful and may be a criminal offence.

17. Settlement

Subject to the Offer becoming or being declared unconditional in all respects (except as provided in paragraph 7 of Part B of Appendix I to this document in the case of certain overseas Alvis Shareholders), settlement of the consideration to which any Alvis Shareholder is entitled under the Offer will be effected (i) in the case of acceptances of the Offer received, valid and complete in all respects by the date on which the Offer becomes or is declared unconditional in all respects, within 14 days of such date, or (ii) in

the case of acceptances of the Offer received, valid and complete in all respects after the date on which the Offer becomes or is declared unconditional in all respects but whilst it remains open for acceptance, within 14 days of such receipt, in the following manner:

(a) Cash

(i) Alvis Shares in uncertificated form (that is, in CREST)

Where an acceptance relates to Alvis Shares in uncertificated form, settlement of the cash consideration to which an accepting Alvis Shareholder (or the first named Alvis Shareholder in the case of joint holders) is entitled will be paid by means of CREST by BAE Systems procuring the creation of an assured payment obligation in favour of the accepting Alvis Shareholder's payment bank in respect of the cash consideration due, in accordance with the CREST assured payment arrangements. In such case, settlement will take place in accordance with normal CREST procedures and timings. BAE Systems reserves the right to settle all or any part of the cash consideration referred to above, for all or any accepting Alvis Shareholders, in the manner referred to in paragraph 17(a)(ii) below, if, for any reason, it wishes to do so.

(ii) Alvis Shares in certificated form

Where an acceptance relates to Alvis Shares in certificated form, settlement of any cash due will be despatched (but not in or into Canada, Australia or Japan) by first class post (or by any such method as may be approved by the Panel). All such cash payments will be made in pounds sterling by cheque drawn on a branch of a UK clearing bank.

In the case of joint holders of Alvis Shares, those cheques will be despatched to the joint holder whose name appears first in the register of members. All documents and remittances will be sent at the risk of the person or persons entitled thereto.

(b) Loan Notes

Definitive certificates in respect of any Loan Notes to which an accepting Alvis Shareholder is entitled will, in all cases, be despatched by first class post (or such other method as may be approved by the Panel) to such Alvis Shareholders or their designated agent(s) (provided such addresses are outside the United States, Canada, Australia and Japan).

(c) General

If the Offer does not become or is not declared unconditional in all respects, (i) share certificate(s) and/or other document(s) of title will be returned by post (or by such other method as may be approved by the Panel), within 14 days of the Offer lapsing, to the person or agent whose name and address (outside Canada, Australia and Japan) is set out in the appropriate boxes on the Form of Acceptance or, if none is set out, to the first-named holder at his registered address (outside Canada, Australia and Japan) and (ii) the Escrow Agent will, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days from the lapsing of the Offer), give TFE instructions to CRESTCo to transfer all relevant Alvis Shares held in escrow balances, and, in relation to which it is the Escrow Agent for the purposes of the Offer, to the original available account balances of the Alvis Shareholders concerned.

BAE Systems or its nominees or brokers (acting as agents) may directly or indirectly purchase or arrange to purchase Alvis Shares otherwise than under the Offer, such as in open market or privately negotiated purchases. Such purchases, or arrangements to purchase, shall comply with the applicable laws of the United Kingdom as well as the rules of the London Stock Exchange and the Code. BAE Systems will disclose in the United States by means of a press release such previous purchases and any future purchases of Alvis Shares outside the Offer to the extent that such information is made public in the United Kingdom pursuant to applicable UK law as well as the rules of the London Stock Exchange and the Code.

The Offer in the United States is being made directly by BAE Systems and not by Goldman Sachs International.

18. Further information

Your attention is drawn to the further information contained in the appendices to this document (which form part of this document) and to the accompanying Form of Acceptance. The appendices to this document and the Form of Acceptance contain material information which may not be summarised elsewhere in this document.

This document, including the information included or incorporated by reference in this document, contains "forward-looking statements" concerning BAE Systems and Alvis. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond an ability to control or estimate precisely, such as future market conditions and the behaviour of other market participants. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from Alvis Shareholders (or their designated agent(s)) will be delivered or sent to or from them (or their designated agent(s)) at their own risk and no acknowledgement of receipt will be given.

19. Action to be taken

To accept the Offer:

(i) **if you hold your Alvis Shares in certificated form you must complete, sign and return the Form of Acceptance as soon as possible but, in any event, so as to be received by hand (during normal business hours) or by post by Lloyds TSB Registrars at Princess House, 1 Suffolk Lane, London EC4R 0AX telephone number 0870 600 0673 (or, from outside the United Kingdom, +44 1903 702767), by no later than 3.00 p.m. (London time) on 2 August 2004. A reply-paid envelope for use in the UK only is enclosed for your convenience.**

(ii) **if you hold your Alvis Shares in uncertificated form (that is, in CREST), you must make your acceptance electronically through CREST so that the relevant TTE instruction(s) settle(s) no later than 3.00 p.m. (London time) on 2 August 2004.**

If you are in any doubt about the Offer or as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom is duly authorised under the Financial Services and Markets Act 2000, or from an appropriately authorised financial adviser if you are taking advice in a territory outside the United Kingdom.

Yours faithfully
for and on behalf of Goldman Sachs International

Simon Dingemans
Managing Director

APPENDIX I:

CONDITIONS AND FURTHER TERMS OF THE OFFER

The Offer, which is made by Goldman Sachs International on behalf of BAE Systems (outside the United States) and (in the United States) by BAE Systems, complies with the rules and regulations of the Financial Services Authority, the London Stock Exchange and the Code.

Part A: Conditions of the Offer

The Offer is subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (London time) on the day following the twentieth business day following the date of this document, (or such later time(s) and/or date(s) as BAE Systems may, with the consent of the Panel or in accordance with the Code, decide) in respect of not less than 90 per cent. (or such lower percentage as BAE Systems may decide) in nominal value of the Alvis Shares to which the Offer relates, provided that this condition shall not be satisfied unless BAE Systems and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Offer or otherwise, Alvis Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at general meetings of Alvis (including Alvis Shares held by BAE Systems prior to the date of the Announcement); and provided further that this condition shall be capable of being satisfied only at a time when all other conditions in this Part A have been satisfied or waived. For the purposes of this condition:

(i) Alvis Shares which have been unconditionally allotted but not issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, shall be deemed to carry the voting rights they will carry on being entered into the Register of Members of Alvis; and

(ii) the expression "Alvis Shares to which the Offer relates" shall be construed in accordance with sections 428 to 430F of the Companies Act;

(b) (i) to the extent that it has jurisdiction to review the proposed acquisition of Alvis by BAE Systems, the European Commission having adopted a decision under Article 6(1)(b) of Council Regulation (EEC) 139/2004 (the "Regulation"), in terms and in a form reasonably satisfactory to BAE Systems, that declares the proposed acquisition of Alvis by BAE Systems (or those parts of it that are not referred to a competent authority of a Member State under Article 9(3) of the Regulation or to a Party to the Agreement on the European Economic Area (the "EEA Agreement") under Article 6(1) of Protocol 24 of the EEA Agreement) to be compatible with the common market and, if relevant, the functioning of the EEA Agreement, or the European Commission being deemed to have done so under Article 10(6) of the Regulation;

(ii) to the extent that the European Commission has jurisdiction under the Regulation to review the proposed acquisition of Alvis by BAE Systems, in the event that a request has been made by a Member State under Article 9(2) of the Regulation and/or a Party to the EEA Agreement with regard to Article 6(1) of Protocol 24 to the EEA Agreement, the European Commission having adopted a decision not to refer the proposed acquisition of Alvis by BAE Systems or any part of it to a competent authority of that Member State or Party to the EEA Agreement in accordance with Article 9(3) of the Regulation or Article 6(1) of Protocol 24 to the EEA Agreement, as the case may be;

(iii) to the extent that they have jurisdiction to review the proposed acquisition of Alvis by BAE Systems under any provisions of the Enterprise Act 2002 (as amended), confirmation having been received in writing by BAE Systems from the Office of Fair Trading (the "OFT") or, if appropriate, the Secretary of State for Trade and Industry (the "Secretary of State"), in terms and in a form reasonably satisfactory to BAE Systems, that the OFT or, as the case may be, the Secretary of State does not intend to refer the proposed acquisition of Alvis by BAE Systems to the Competition Commission; and

(iv) no indication having been made that a Member State and/or Party to the EEA Agreement is actively contemplating taking appropriate measures to protect legitimate interests pursuant to Article 21(4) of the Regulation (or Article 7(1) of the EEA Agreement, as the case may be) in respect of the proposed acquisition of Alvis by BAE Systems;

(c) there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider Alvis Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Offer or the proposed acquisition of any Alvis Shares or other securities in Alvis or because of a change in the control or management of Alvis or otherwise, could or might result in, to an extent which is material in the context of the wider Alvis Group as a whole:

(i) any moneys borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii) any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or modified or affected or any obligation or liability arising or any action being taken thereunder;

(iii) any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

(iv) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

(v) the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

(vi) the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected;

(vii) any such member ceasing to be able to carry on business under any name under which it presently does so; or

(viii) the creation of any liability, actual or contingent, by any such member,

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider Alvis Group is a party, or by or to which any such member or any of its assets may be bound, entitled or subject, could result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (c);

(d) no government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, court, trade agency, association, institution or any other body or person whatsoever in any jurisdiction (each a "Third Party") having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps which would or might be reasonably expected to:

(i) require, prevent or delay the divestiture, or materially alter the terms envisaged for any proposed divestiture by any member of the wider BAE Systems Group or any member of the wider Alvis Group of all or any portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof which, in any such case, is material in the context of the wider BAE Systems Group or the wider Alvis Group in either case taken as a whole;

(ii) require, prevent or delay the divestiture by any member of the wider BAE Systems Group of any shares or other securities in Alvis;

(iii) impose any limitation on, or result in a delay in, the ability of any member of the wider BAE Systems Group directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the wider Alvis Group or the wider BAE Systems Group or to exercise management control over any such member;

(iv) otherwise adversely affect the business, assets, profits or prospects of any member of the wider BAE Systems Group or of any member of the wider Alvis Group in a manner which is adverse to and material in the context of the BAE Systems Group or the Alvis Group in either case taken as a whole;

(v) make the Offer or its implementation or the acquisition or proposed acquisition by BAE Systems or any member of the wider BAE Systems Group of any shares or other securities in, or control of, Alvis void, illegal, and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise materially interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere therewith;

(vi) require any member of the wider BAE Systems Group or the wider Alvis Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the wider Alvis Group or the wider BAE Systems Group owned by any third party;

(vii) impose any limitation on the ability of any member of the wider Alvis Group to co-ordinate its business, or any part of it, with the businesses of any other members which is adverse to and material in the context of the group concerned taken as a whole; or

(viii) result in any member of the wider Alvis Group ceasing to be able to carry on business under any name under which it presently does so;

and all applicable waiting and other time periods during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Offer or the acquisition or proposed acquisition of any Alvis Shares having expired, lapsed or been terminated;

(e) all necessary filings or applications having been made in connection with the Offer and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Offer or the acquisition by any member of the wider BAE Systems Group of any shares or other securities in, or control of, Alvis and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals reasonably deemed necessary or appropriate by BAE Systems or any member of the wider BAE Systems Group for or in respect of the Offer including without limitation, its implementation and financing or the proposed acquisition of any shares or other securities in, or control of, Alvis by any member of the wider BAE Systems Group having been obtained in terms and in a form reasonably satisfactory to BAE Systems from all appropriate Third Parties or persons with whom any member of the wider Alvis Group has entered into contractual arrangements and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals together with all material authorisations orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals necessary or appropriate to carry on the business of any member of the wider Alvis Group which are material in the context of the BAE Systems Group or the Alvis Group as a whole remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the Offer becomes otherwise unconditional and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

(f) except as stated in the Announcement or publicly announced by Alvis prior to 2 June 2004, no member of the wider Alvis Group having, since 31 December 2003:

(i) save as between Alvis and wholly-owned subsidiaries of Alvis or for Alvis Shares issued pursuant to the exercise of options granted under the Alvis Share Option Schemes, issued, authorised or proposed the issue of additional shares of any class;

(ii) save as between Alvis and wholly-owned subsidiaries of Alvis or for the grant of options under the Alvis Share Option Schemes, issued or agreed to issue, authorised or proposed

the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(iii) other than to another member of the Alvis Group, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise;

(iv) save for intra-Alvis Group transactions, merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any asset or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest, in each case, other than in the ordinary course of business;

(v) save for intra-Alvis Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital;

(vi) issued, authorised or proposed the issue of any debentures or (save for intra-Alvis Group transactions), save in the ordinary course of business, incurred or increased any indebtedness or become subject to any contingent liability;

(vii) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

(viii) implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business or entered into or changed the terms of any contract with any director or senior executive;

(ix) entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or could be materially restrictive on the businesses of any member of the wider Alvis Group or the wider BAE Systems Group or which involves or could involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business and which is material in the context of the wider Alvis Group taken as a whole;

(x) (other than in respect of a member of the Alvis Group which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

(xi) entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the wider Alvis Group or the wider BAE Systems Group other than to a nature and extent which is normal in the context of the business concerned;

(xii) waived or compromised any claim otherwise than in the ordinary course of business;

(xiii) entered into any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition;

(xiv) entered into or made an offer (which remains open for acceptance) to enter into, or materially change the terms of, any agreement, contract, commitment or arrangement with any of the directors or senior executives of the wider Alvis Group;

(xv) made or agreed or consented to any material change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for, or accrual of or entitlement to, such

benefits or pensions are calculated or determined or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees involving the appointment of a trust corporation;

(xvi) been unable, or having admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business; or

(xvii) made any alteration to its memorandum or articles of association, or other incorporation documents;

and, for the purposes of paragraphs (iii), (iv), (v) and (vi) of this condition, the term "Alvis Group" shall mean Alvis and its wholly-owned subsidiaries;

(g) since 31 December 2003 and save as disclosed in the accounts for the year then ended and save as publicly announced in accordance with the Listing Rules by Alvis prior to 2 June 2004 and which is material in the context of the wider Alvis Group taken as a whole:

(i) no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the wider Alvis Group;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the wider Alvis Group is or may become a party (whether as a claimant, defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the wider Alvis Group having been instituted, announced or threatened by or against, or remaining outstanding in respect of any member of the wider Alvis Group which in any such case might be reasonably expected adversely to affect any member of the wider Alvis Group;

(iii) no contingent or other liability having arisen or become apparent to BAE Systems which would be likely adversely to affect any member of the wider Alvis Group;

(iv) no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the wider Alvis Group which is necessary for the proper carrying on of its business; and

(v) no inquiry or investigation by, or complaint or reference to, any Third Party or other investigative body in respect of any member of the wider Alvis Group and no such inquiry, investigation complaint or reference having been threatened announced or instituted or remaining outstanding which in any such case might have an adverse affect on the wider Alvis Group has been made;

(h) save as publicly announced in accordance with the Listing Rules by Alvis prior to 2 June 2004 or as otherwise fairly disclosed in writing to BAE Systems prior to that date by any member of the Alvis Group, BAE Systems not having discovered:

(i) that any financial, business or other information concerning the wider Alvis Group as contained in the information publicly disclosed at any time by or on behalf of any member of the wider Alvis Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make that information not misleading;

(ii) that any member of the wider Alvis Group, partnership, company or other entity in which any member of the wider Alvis Group has a significant economic interest and which is not a subsidiary undertaking of Alvis is subject to any liability (contingent or otherwise) which is not disclosed in the annual report and accounts of Alvis for the year ended 31 December 2003 and which is material in the context of the wider Alvis Group taken as a whole; or

(iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the wider Alvis Group and which is material in the context of the wider Alvis Group taken as a whole;

(i) BAE Systems not having discovered that:

(i) any past or present member of the wider Alvis Group has failed to comply with any and/or all applicable legislation or regulation of any jurisdiction with regard to the disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any

substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) on the part of any member of the wider Alvis Group and which is material in the context of the wider Alvis Group taken as a whole; or

(ii) there is, or is likely to be, for that or any other reason whatsoever, any liability (actual or contingent) of any past or present member of the wider Alvis Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the wider Alvis Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction and which is material in the context of the wider Alvis Group taken as a whole; or

(iii) circumstances exist whereby a person or class of persons would be reasonably likely to have any claim or claims in respect of any product, by-product or process of manufacture or service or materials used therein now or previously manufactured, supplied, sold or in anyway dealt with or handled by any member of the wider Alvis Group.

For the purposes of these conditions the "wider Alvis Group" means Alvis and its subsidiary undertakings, associated undertakings and any other undertaking in which Alvis and/or such undertakings (aggregating their interests) have a significant interest and the "wider BAE Systems Group" means BAE Systems and its subsidiary undertakings, associated undertakings and any other undertaking in which BAE Systems and/or such undertakings (aggregating their interests) have a significant interest and for these purposes "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act, other than paragraph 20(1)(b) of Schedule 4A to that Act which shall be excluded for this purpose, and "significant interest" means a direct or indirect interest in ten per cent. or more of the equity share capital (as defined in that Act).

BAE Systems reserves the right to waive, in whole or in part, all or any of the above conditions, except condition (a).

Conditions (c) to (i) (inclusive) must be fulfilled or waived by midnight on the 21st day after the later of the first closing date of the Offer and the date on which condition (a) is fulfilled (or in each such case such later date as BAE Systems may, with the consent of the Panel, decide). BAE Systems shall be under no obligation to waive or treat as satisfied any of the conditions (b) to (i) (inclusive) by a date earlier than the latest date specified above for the satisfaction thereof, notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

If BAE Systems is required by the Panel to make an offer for Alvis Shares under the provisions of Rule 9 of the Code, BAE Systems may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

The Offer will lapse (unless otherwise agreed by the Panel) if, before 3:00 p.m. (London time) on the later of the first closing date or the date on which the Offer becomes or is declared unconditional as to acceptances, the Secretary of State or the OFT (as the case may be) announces a reference of the proposed acquisition of Alvis by BAE Systems to the Competition Commission and/or the European Commission initiates proceedings under Article 6(1)(c) of the Regulation in relation to the proposed acquisition of Alvis by BAE Systems.

This Offer will be governed by English law and be subject to the jurisdiction of the English courts, and to the conditions set out in this Appendix I or as may be required to comply with the provisions of the Code.

Part B: Further terms of the Offer

The following further terms apply to the Offer. Except where the context otherwise requires, any reference in Parts B, C or D of this Appendix I and in the Form of Acceptance: (i) to the "Offer" shall mean the Offer (including the Loan Note Alternative) and any revision, variation or renewal thereof or extension thereto; (ii) to the "Offer becoming unconditional" means the acceptance condition being or becoming or being declared satisfied whether or not any other condition of the Offer remains to be fulfilled; (iii) to the "acceptance condition" means the condition set out in paragraph (a) of Part A of this Appendix I; and (iv) to "acceptances of the Offer" shall include deemed acceptances of the Offer.

1. Acceptance period

(A) The Offer will initially be open for acceptance until 3.00 p.m. (London time) on 2 August 2004. Although no revision is envisaged, if the Offer is revised it will remain open for acceptance for a period of at least 14 days (or such other period as may be permitted by the Panel) from the date of despatching written notification of the revision to Alvis Shareholders. Except with the consent of the Panel, no revision of the Offer may be posted to Alvis Shareholders after 16 August 2004 or, if later, the date falling 14 days prior to the last date on which the Offer can become unconditional.

(B) The Offer, whether revised or not, shall not (except with the consent of the Panel) be capable of becoming unconditional after midnight (London time) on 30 August 2004 (or any earlier time and/or date announced (and not where permitted withdrawn) by BAE Systems as the date beyond which the Offer will not be extended) nor of being kept open for acceptance after that time and date unless it has previously become unconditional, provided that BAE Systems reserves the right, with the permission of the Panel, to extend the Offer to (a) later time(s) and/or date(s). Except with the consent of the Panel, BAE Systems may not, for the purpose of determining whether the acceptance condition has been satisfied, take into account acceptances received or purchases of Alvis Shares made after 1.00 p.m. (London time) on 30 August 2004 (or any earlier time and/or date announced (and not where permitted withdrawn) by BAE Systems as the date beyond which the Offer will not be extended) or, if the Offer is so extended, any such later time and/or date as may be agreed with the Panel. If the latest time at which the Offer may become unconditional is extended beyond midnight (London time) on 30 August 2004, acceptances received and purchases of Alvis Shares made in respect of which the relevant documents are received by Lloyds TSB Registrars after 1.00 p.m. (London time) on 30 August 2004 may (except where the Code otherwise permits) only be taken into account with the agreement of the Panel. If the Offer should lapse for any reason, it will cease to be capable of further acceptance and BAE Systems and Alvis Shareholders will cease to be bound by prior acceptances of the Offer.

(C) If the Offer becomes unconditional, it will remain open for acceptance for not less than 14 days from the date on which it would otherwise have expired. If the Offer has become unconditional and it is stated that the Offer will remain open until further notice, then not less than 14 days' notice in writing will be given prior to the closing of the Offer to those Alvis Shareholders who have not accepted the Offer.

(D) If a competitive situation arises after a "no increase" and/or "no extension" statement has been made by BAE Systems in relation to the Offer, BAE Systems may, if it specifically reserved the right to do so at the time such statement was made, or otherwise with the consent of the Panel, withdraw such statement provided that it complies with the requirements of the Code and in particular that:

(i) it announces such withdrawal as soon as possible and in any event within four business days after the announcement of the competing offer or other competitive situation;

(ii) it notifies Alvis Shareholders in writing thereof at the earliest practicable opportunity or, in the case of Alvis Shareholders with registered addresses outside the UK or the United States or whom BAE Systems knows to be nominees, trustees or custodians holding Alvis Shares for such persons, by announcement in the UK and in the United States at the earliest opportunity; and

(iii) any Alvis Shareholders who accepted the Offer after the date of the "no increase" and/or "no extension" statement are given a right of withdrawal in accordance with paragraph 3(C) below.

(E) BAE Systems may, if it has reserved the right to do so, choose not to be bound by the terms of a "no increase" or "no extension" statement if it would otherwise prevent the posting of an increased or improved offer which is recommended for acceptance by the board of Alvis or in other circumstances permitted by the Panel.

(F) For the purpose of determining at any particular time whether the acceptance condition has been satisfied, BAE Systems shall be entitled to take account only of those Alvis Shares carrying voting rights which have been unconditionally allotted or issued before that time and written notice of the allotment or issue of which, containing all the relevant details, has been received by Lloyds TSB Registrars from Alvis or its agents at the address specified in paragraph 3(A) below. Notification by telex, e-mail or facsimile or other electronic transmission will not constitute written notice.

(G) If a competitive situation arises and is continuing on 30 August 2004, BAE Systems will enable holders of Alvis Shares in uncertificated form who have not already validly accepted the Offer, but who have previously accepted a competing offer, to accept the Offer by special form of acceptance to take effect on 30 August 2004. It shall be a condition of such special form of acceptance being a valid acceptance of the Offer that (i) it is received by Lloyds TSB Registrars on or before 30 August 2004; (ii) the relevant Alvis Shareholder shall have applied to withdraw his acceptance of the competing offer but that the Alvis Shares to which such withdrawal relates shall not have been released from escrow before 30 August 2004 by the escrow agent to the competing offer; and (iii) the Alvis Shares to which the special form of acceptance relates are not transferred to escrow in accordance with the procedure for acceptance set out in the letter from Goldman Sachs International contained in Part 2 of this document on or before 30 August 2004, but an undertaking is given that they will be so transferred as soon as possible thereafter. Alvis Shareholders wishing to use such special forms of acceptance should apply to Lloyds TSB Registrars on 0870 600 0673 from within the United Kingdom and +44 1903 702767 from outside the United Kingdom between 9.00 a.m. and 5.00 p.m. (London time) on the business day preceding 30 August 2004 in order that such forms can be despatched. Notwithstanding the right to use such special form of acceptance, holders of Alvis Shares in uncertificated form may not use a Form of Acceptance (or any other purported acceptance form) for the purpose of accepting the Offer in respect of such Alvis Shares.

2. Announcements

(A) By 8.00 a.m. (London time) on the next business day (the "relevant day") following the day on which the Offer is due to expire or becomes unconditional or is revised or extended as the case may be (or such later time(s) or date(s) as the Panel may agree), BAE Systems will make an appropriate announcement and simultaneously inform a Regulatory Information Service of the position. Such announcement will (unless otherwise permitted by the Panel) also state (as nearly as practicable) the total number of Alvis Shares and rights over Alvis Shares:

(i) for which acceptances of the Offer have been received (showing the extent, if any, to which such acceptances have been received from any person deemed to be acting in concert with BAE Systems for the purposes of the Code in relation to the Offer);

(ii) acquired or agreed to be acquired by or on behalf of BAE Systems or any person deemed to be acting in concert with BAE Systems during the course of the Offer Period; and

(iii) held by or on behalf of BAE Systems or any person deemed to be acting in concert with BAE Systems prior to the Offer Period;

and will specify the percentage of issued share capital represented by each of these figures.

(B) Any decision to extend the time and/or date by which the acceptance condition has to be fulfilled may be made at any time up to, and will be announced not later than, 8.00 a.m. (London time) on the relevant day (or such later time and/or date as the Panel may agree) and the announcement will state the next expiry date (unless the Offer is then unconditional in which case a statement may instead be made that the Offer will remain open until further notice). In computing the number of Alvis Shares represented by acceptances and/or purchases, there may be included or excluded for announcement purposes acceptances and purchases not in all respects in order or subject to verification, provided that such acceptances or purchases shall not be included unless they could be counted towards fulfilling the acceptance condition in accordance with paragraphs 6(G) and (H) below.

(C) In this Appendix I, references to the making of an announcement or the giving of notice by or on behalf of BAE Systems include the release of an announcement to the press by public relations consultants or by Goldman Sachs International and the delivery by hand or telephone, telex or facsimile or other electronic transmission of an announcement to a Regulatory Information Service. An announcement made otherwise than to a Regulatory Information Service shall be notified simultaneously to a Regulatory Information Service.

3. Rights of withdrawal

(A) If BAE Systems, having announced the Offer to be unconditional, fails to comply by 3.30 p.m. (London time) on the relevant day (or such later time and/or date as the Panel may agree) with any of the other relevant requirements specified in paragraph 2(A) above, an accepting Alvis Shareholder may (unless the Panel agrees otherwise) immediately thereafter withdraw his acceptance of the Offer by written notice given by hand (during normal business hours) or by post to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX on behalf of BAE Systems. Alternatively, in the case of Alvis Shares in uncertificated form, withdrawals can also be effected in the manner set out in paragraph 3(F) below. Subject to paragraph 1(B) above, this right of withdrawal may be terminated not less than eight days after the relevant day by BAE Systems confirming, if such be the case, that the Offer is still unconditional, and complying with the other requirements specified in paragraph 2(A) above. If any such confirmation is given, the first period of 14 days referred to in paragraph 1(C) above will run from the date of such confirmation and compliance.

(B) If by 3.00 p.m. (London time) on 23 August 2004 (or such later time and/or date as the Panel may agree) the Offer has not become unconditional, an accepting Alvis Shareholder may withdraw his acceptance of the Offer at any time thereafter by written notice received by Lloyds TSB Registrars on behalf of BAE Systems at the address and in the manner referred to in paragraph 3(A) above (or, in the case of Alvis Shares held in uncertificated form, in the manner set out in paragraph 3(F) below) before the earlier of (i) the time when the Offer becomes unconditional and (ii) the final time for lodgement of acceptances of the Offer which can be taken into account in accordance with paragraph 1(B) above.

(C) If a "no increase" and/or "no extension" statement has been withdrawn in accordance with paragraph 1(D) above, any Alvis Shareholder who accepts the Offer after such statement is made may withdraw his acceptance thereafter at the address and in the manner referred to in paragraph 3(A) (or, in the case of Alvis Shares held in uncertificated form, in the manner set out in paragraph 3(F) below) above not later than the eighth day after the date on which notice of the withdrawal of such statement is posted to Alvis Shareholders.

(D) Except as provided by this paragraph 3, acceptances and elections shall be irrevocable.

(E) In this paragraph 3, "written notice" (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting Alvis Shareholder(s) or his/their agent(s) duly appointed in writing (evidence of whose appointment in a form reasonably satisfactory to BAE Systems is produced with the notice). Telex, e-mail or facsimile or other electronic transmission or copies will not be sufficient to constitute written notice. No notice which is postmarked in, or otherwise appears to BAE Systems or its agents to have been sent from or otherwise evidences use of any means or instrumentality of interstate or foreign commerce of, Canada, Australia or Japan will be treated as valid.

(F) In the case of Alvis Shares held in uncertificated form, if withdrawals are permitted pursuant to paragraph 3(A), 3(B) or 3(C) of this Part B, an accepting Alvis Shareholder may withdraw his acceptance through CREST by sending (or, if a CREST personal member, procuring that his CREST sponsor sends) an ESA instruction to settle in CREST in relation to each Electronic Acceptance to be withdrawn. Each ESA instruction must, in order for it to be valid and settle, include the following details:

(i) the number of Alvis Shares to be withdrawn, together with their ISIN number;

(ii) the member account ID of the accepting Alvis Shareholder, together with his participant ID;

(iii) the member account ID of the Escrow Agent included in the relevant Electronic Acceptance, together with the Escrow Agent's participant ID;

(iv) the transaction reference number of the Electronic Acceptance to be withdrawn;

(v) the intended settlement date for the withdrawal; and

(vi) the corporate action number for the Offer.

Any such withdrawal will be conditional upon Lloyds TSB Registrars verifying that the withdrawal request is validly made. Accordingly, Lloyds TSB Registrars will on behalf of BAE Systems reject or accept the withdrawal by transmitting in CREST a receiving agent reject (AEAD) or receiving agent accept (AEAN) message.

(G) Alvis Shares in respect of which acceptances have been properly withdrawn in accordance with this paragraph 3 may subsequently be re-assented to the Offer by following one of the procedures described in paragraph 14 of the letter from Goldman Sachs International set out in Part 2 of this document at any time while the Offer remains open for acceptance.

(H) Any Alvis Shareholder withdrawing his acceptance of the Offer pursuant to paragraphs 3(A), (B) or (C) of this Part B shall be deemed equally to have withdrawn any election under the Loan Note Alternative.

(I) All questions as to the validity (including time of receipt) of any notice of withdrawal will be determined by BAE Systems, whose determination, except as may be determined otherwise by the Panel, will be final and binding. None of BAE Systems, Goldman Sachs International, Lloyds TSB Registrars or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notice or for any determination under this paragraph 3(I).

4. Loan Note Alternative

(A) Save as stated below, Alvis Shareholders who validly accept the Offer may elect, in respect of some or all of the Alvis Shares for which they have accepted the Offer, to receive Loan Notes in multiples of £1 instead of the cash consideration payable under the Offer on the basis of £1 in nominal amount of Loan Notes for every £1 in cash consideration. Fractional entitlements will be disregarded and not paid.

(B) The Loan Note Alternative will remain open for so long as the Offer remains open for acceptance. As set out in paragraph 7 of this Part B, unless an exemption under relevant securities laws is applicable, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan or to or for the benefit of any US Person or resident of the United States, Canada, Australia or Japan. Accordingly, each person electing for the Loan Notes will be deemed to represent and warrant that he or she is not a resident of the United States, Canada, Australia or Japan and is not otherwise a US Person or acquiring the Loan Notes for the account or benefit of a US Person or any person resident in the United States, Canada, Australia or Japan or with a view to the offer, sale, delivery or distribution of such Loan Notes directly or indirectly in or into the United States, Canada, Australia or Japan. Any person unable to give such a representation and warranty is not permitted to accept the Loan Note Alternative. Further particulars of the Loan Notes are set out in Appendix II to this document.

(C) Unless BAE Systems determines otherwise, in its absolute discretion, no Loan Notes will be issued by BAE Systems (and elections for the Loan Note Alternative will automatically be cancelled) unless the aggregate nominal value of all the Loan Notes for which valid elections have been received by the date on which the Offer becomes or is declared wholly unconditional is equal to or exceeds £500,000. In such event, provided that the acceptance of the Offer is otherwise valid, an Alvis Shareholder electing for the Loan Note Alternative shall be deemed to have accepted the Offer without making an election for the Loan Note Alternative and so shall receive cash accordingly.

(D) If any acceptance of the Offer includes an election for the Loan Note Alternative which is not, or is deemed not to be, valid or complete in all respects at such time, such election shall be void and the Alvis Shareholder purporting to make such acceptance which is otherwise valid shall be deemed to have made a valid acceptance of the Offer (without the Loan Note Alternative) in respect of the number of Alvis Shares that are the subject of the acceptance and shall accordingly be entitled to receive cash under the Offer instead.

5. Revised offer

(A) Although no such revision is envisaged, if the Offer (in its original or any previously revised form(s)) is revised (either in its terms and conditions or in the value or nature of the consideration offered or otherwise) and such revision represents, on the date on which such revision is announced (on such basis as Goldman Sachs International may reasonably consider appropriate), an improvement (or no diminution) in the value of the Offer as so revised compared with the consideration or terms previously offered or in the overall value received and/or retained by an Alvis Shareholder (under the Offer or otherwise), the benefit of the revised Offer will, subject as provided in paragraphs 5(B), 5(C) and 7 below, be made available to Alvis Shareholders who have accepted the Offer in its original or previously revised form(s) (hereinafter called "Previous Acceptors"). The acceptance of the Offer by or on behalf of a Previous Acceptor in its original or any previously revised form(s) shall, subject as provided in paragraphs 5(B), 5(C) and 7 below, be treated as an acceptance of the Offer as so revised and shall also constitute the separate appointment of BAE Systems and each of it directors and/or of Goldman Sachs International and each of its directors as his attorney and/or agent with authority to (i) accept any such revised Offer on behalf of such Previous Acceptor; (ii) if such revised Offer includes alternative forms of consideration, to make elections and/or accept such alternative forms of consideration in such proportions as such attorney and/or agent in his absolute discretion thinks fit; and (iii) execute on behalf of and in the name of such Previous Acceptor all such further documents (if any) and to do all such further things (if any) as may be required to give effect to such acceptances and/or elections. In making any such election and/or acceptance, such attorney and/or agent shall take into account the nature of any previous acceptances or elections made by or on behalf of the Previous Acceptor and such other facts or matters as he may reasonably consider relevant.

(B) The deemed acceptance referred to in paragraph 5(A) above shall not apply and the authorities conferred by paragraph 5(A) above shall not be exercised if, as a result thereof, the Previous Acceptor would (on such basis as Goldman Sachs International may reasonably consider appropriate) thereby receive and/or retain (as appropriate) less in aggregate in consideration under the revised Offer or otherwise than he would have received and/or retained in aggregate as a result of acceptance of the Offer in the form in which it was previously accepted by him or on his behalf. The authorities conferred by paragraph 5(A) above shall not be exercised in respect of any election available under the revised Offer save in accordance with this paragraph.

(C) The deemed acceptance referred to in paragraph 5(A) above shall not apply and the authorities conferred by paragraph 5(A) above shall be ineffective to the extent that a Previous Acceptor: (i) in respect of Alvis Shares in certificated form, lodges with Lloyds TSB Registrars, within 14 days of the posting of the document pursuant to which the revision of the Offer is made available to Alvis Shareholders, a Form of Acceptance or some other form issued by or on behalf of BAE Systems in which he validly elects to receive the consideration receivable by him under such revised Offer in some other manner; or (ii) in respect of Alvis Shares in uncertificated form, sends (or, if a CREST personal member, procures that his CREST sponsor sends) an ESA instruction to settle in CREST in relation to each Electronic Acceptance in respect of which an election is to be varied. Each ESA instruction must, in order for it to be valid and settle, include the following details:

(i) the number of Alvis Shares in respect of which the changed election is made, together with their ISIN number;

(ii) the member account ID of the Previous Acceptor, together with his participant ID;

(iii) the member account ID of the Escrow Agent included in the relevant Electronic Acceptance, together with the Escrow Agent's participant ID;

(iv) the transaction reference number of the Electronic Acceptance in respect of which the election is to be changed;

(v) the intended settlement date for the changed election;

(vi) the corporate action number for the Offer;

and, in order that the desired change of election can be effected, must include:

(vii) the member account ID of the Escrow Agent relevant to the new election.

Any such change of election in respect of Alvis Shares in uncertificated form will be conditional upon Lloyds TSB Registrars verifying that the request is validly made. Accordingly, Lloyds TSB Registrars will on behalf of BAE Systems reject or accept the requested change of election by transmitting in CREST a receiving agent reject (AEAD) or receiving agent accept (AEAN) message.

(D) The appointments and authorities conferred by this paragraph 5 and any acceptance of a revised Offer and/or any election(s) pursuant thereto shall be irrevocable unless and until the Previous Acceptor becomes entitled to withdraw his acceptance under paragraph 3 above and duly does so.

(E) Subject to paragraphs 5(A) and 5(B) above, BAE Systems and Goldman Sachs International reserve the right to treat an executed Form of Acceptance or TTE instruction relating to the Offer (in its original or any previously revised form(s)) which is received (or dated) on or after the announcement or issue of the Offer in any revised form as a valid acceptance of the revised Offer and/or, where applicable, a valid election for or acceptance of any of the alternative forms of consideration. Such acceptances shall constitute an authority in the terms of paragraph 5(A) above *mutatis mutandis* on behalf of the relevant Alvis Shareholder.

6. General

(A) Save with the consent of the Panel, the Offer will lapse unless all the conditions have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by BAE Systems in its reasonable opinion to be or remain satisfied in each case by midnight (London time) on 23 August 2004 or by midnight (London time) on the date which is 21 days after the date on which the Offer becomes unconditional, whichever is the later, or such later date as BAE Systems may, with the consent of the Panel, decide. If the Offer is referred to the Competition Commission or if the Offer constitutes a concentration with a community dimension within the scope of Council Regulation (EEC) 4064/89 (as amended) and the European Commission initiates proceedings under Article 6(1)(c) or following a referral by the European Commission under Article 9.1 there is a subsequent reference to the Competition Commission before, in each case, 3.00 p.m. (London time) on 2 August 2004 or the date and time on which the Offer becomes unconditional (whichever is the later), the Offer will lapse. If the Offer lapses for any reason, the Offer will cease to be capable of further acceptance and BAE Systems and Alvis Shareholders shall cease to be bound by prior acceptances.

(B) The expression "Offer Period" when used in this document means, in relation to the Offer, the period commencing on 11 March 2004 until whichever of the following shall be the latest: (i) 3.00 p.m. (London time) on 2 August 2004, (ii) the time and date on which the Offer becomes unconditional, and (iii) the time and date on which the Offer lapses.

(C) Except with the consent of the Panel, settlement of the consideration to which any Alvis Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which BAE Systems or Goldman Sachs International may otherwise be, or claim to be, entitled as against such Alvis Shareholder and will be posted (or otherwise transmitted) within 14 days of the latest of: (i) 2 August 2004, (ii) the date the Offer becomes unconditional in all respects, and (iii) the date of receipt by BAE Systems of a valid Form of Acceptance or Electronic Acceptance from such Alvis Shareholder. Subject to paragraph 7 below, no consideration will be sent to any address in Canada, Australia or Japan.

(D) The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Form of Acceptance constitute part of the terms of the Offer. Words and expressions defined in this document have the same meanings when used in the Form of Acceptance, unless the context otherwise requires.

(E) Without prejudice to any other provision in this Part B of Appendix I, BAE Systems and Goldman Sachs International reserve the right to treat acceptances of the Offer as valid if received by or on behalf of either of them at any place or places determined by them otherwise than as set out herein or in the Form of Acceptance.

(F) Subject to the provisions of the Code, BAE Systems reserves the right to treat as valid in whole or in part acceptances of the Offer, in respect of Alvis Shares held in certificated form, that are not

entirely in order or that are not accompanied by the relevant share certificate(s) and/or other document(s) of title.

(G) Notwithstanding the right reserved by BAE Systems in paragraph 6(F) above, except as otherwise agreed with the Panel, an acceptance of the Offer will only be counted towards fulfilling the acceptance condition if the requirements of Note 4 and, if applicable, Note 6 on Rule 10 of the Code are satisfied in respect of it.

(H) Except as otherwise agreed with the Panel, a purchase of Alvis Shares by BAE Systems or persons acting in concert with it or its nominee(s) will only be counted towards fulfilling the acceptance condition if the requirements of Note 5 and, if applicable, Note 6 on Rule 10 of the Code are satisfied in respect of it.

(I) Except with the consent of the Panel, the Offer will not become unconditional unless Lloyds TSB Registrars has issued a certificate to BAE Systems and/or Goldman Sachs International which states the number of Alvis Shares in respect of which acceptances have been received and not validly withdrawn which comply with paragraph 6(G) above and the number of Alvis Shares otherwise acquired, whether before or during the Offer Period, in compliance with the requirements of paragraph 6(H) above. Copies of such certificate will be sent to the Panel and to Alvis's financial adviser as soon as possible after it is issued.

(J) The Offer and all acceptances thereof and all elections pursuant thereto and the relevant Form of Acceptance or Electronic Acceptance and all contracts made pursuant thereto and action taken or made or deemed to be taken or made under any of the foregoing shall be governed by and construed in accordance with English law. Execution of a Form of Acceptance or the making of an Electronic Acceptance by or on behalf of an Alvis Shareholder will constitute his submission, in relation to all matters arising out of or in connection with the Offer and the Form of Acceptance or the Electronic Acceptance (as appropriate), to the jurisdiction of the Courts of England and his agreement that nothing shall limit the right of BAE Systems or Goldman Sachs International to bring any action, suit or proceeding arising out of or in connection with the Offer and the Form of Acceptance or the Electronic Acceptance (as appropriate) in any other manner permitted by law or in any court of competent jurisdiction.

(K) Any reference in this document and in the Form of Acceptance to 2 August 2004 shall, except in paragraphs 1(A) and 6(B) of this Part B of Appendix I and except where the context otherwise requires, be deemed, if the expiry date of the Offer be extended, to refer to the expiry date of the Offer as so extended.

(L) Any omission to despatch this document, the Form of Acceptance or any notice or other document required to be despatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made, or should be made, shall not invalidate the Offer in any way or create any implication that the Offer has not been made to any such person. The Offer extends to all Alvis Shareholders to whom this document, the Form of Acceptance and any related documents may not be despatched, or who may not receive such documents and such persons may collect copies of those documents from Lloyds TSB Registrars at the address set out in paragraph 3(A) above.

(M) All powers of attorney, appointments as agents and authorities on the terms conferred by or referred to in this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the Alvis Shareholder concerned and are irrevocable (in respect of powers of attorney, in accordance with section 4 of the Powers of Attorney Act 1971), except in the circumstances where the donor of such power of attorney, appointment or authority is entitled to withdraw his acceptance in accordance with paragraph 3 above and duly does so.

(N) No acknowledgement of receipt of any Form of Acceptance, Electronic Acceptance, transfer by means of CREST, communication, notice, share certificate and/or other document of title will be given by or on behalf of BAE Systems. All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from Alvis Shareholders (or their designated agent(s)) will be delivered by or sent to or from such Alvis Shareholders (or their designated agent(s)) at their own risk.

(O) If the Offer does not become unconditional in all respects or otherwise lapses:

(i) it will not be capable of further acceptance;

(ii) accepting Alvis Shareholders and BAE Systems will cease to be bound by Forms of Acceptance submitted before the time the Offer lapses;

(iii) in respect of Alvis Shares held in certificated form, the Form of Acceptance and any share certificate(s) and/or other document(s) of title will be returned by post (or by such other method as may be approved by the Panel) within 14 days of the Offer lapsing, at the risk of the person entitled thereto, to the person or agent whose name and address outside Canada, Australia and Japan is set out above or in the relevant Box on the Form of Acceptance or, if none is set out, to the first-named holder at his/her registered address outside Canada, Australia and Japan. No such documents will be sent to an address in Canada, Australia or Japan; and

(iv) in respect of Alvis Shares held in uncertificated form, Lloyds TSB Registrars will, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days after the lapsing of the Offer), give TFE instructions to CRESTCo to transfer all Alvis Shares held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Offer to the original available account balances of the Alvis Shareholders concerned.

(P) For the purposes of this document, the time of receipt of a TTE instruction, an ESA instruction or an Electronic Acceptance shall be the time at which the relevant instruction settles in CREST.

(Q) The Offer is made at 3.00 p.m. (London time) on 1 July 2004 and is capable of acceptance from and after that time. Copies of this document, the Form of Acceptance and any related documents are available from Lloyds TSB Registrars at the address set out in paragraph 3(A) above from that time. The Offer is made by means of this document and by means of an advertisement dated 2 July 2004 to be inserted in the London edition of the Financial Times.

(R) If sufficient acceptances are received and/or sufficient Alvis Shares are otherwise acquired, BAE Systems intends to apply the provisions of Sections 428-430F of the Companies Act to acquire compulsorily any outstanding Alvis Shares. BAE Systems also intends, following the Offer becoming unconditional in all respects, to procure Alvis to apply for cancellation of the listing of the Alvis Shares on the Official List and for the cancellation of trading of the Alvis Shares on the London Stock Exchange's market for listed securities. De-listing will significantly reduce the liquidity and marketability of any Alvis Shares not assented to the offer.

(S) BAE Systems and Goldman Sachs International reserve the right to notify any matter (including the making of the Offer) to all or any Alvis Shareholder(s) with (a) registered address(es) outside the UK or whom BAE Systems or Goldman Sachs International know to be nominees, trustees or custodians for such persons by announcement or paid advertisement in any daily newspaper published and circulated in the UK in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any such Alvis Shareholders to receive or see such notice, and all references in this document to notice in writing (other than in paragraph 3 above) shall be construed accordingly.

(T) Due completion of a Form of Acceptance or the making of a valid Electronic Acceptance will constitute an instruction to BAE Systems that, on the Offer becoming unconditional in all respects, all mandates and other instructions or notices recorded in Alvis's records immediately prior to the Offer becoming so unconditional will, unless and until revoked or varied, continue in full force in relation to the Loan Notes allotted or issued to the relevant Alvis Shareholders pursuant to the Offer.

(U) If BAE Systems is required by the Panel to make an offer for Alvis Shares under the provisions of Rule 9 of the Code, BAE Systems may make such alterations to the conditions of the Offer as are necessary to comply with the provisions of that Rule.

(V) In relation to any acceptance of the Offer in respect of Alvis Shares which are in uncertificated form, BAE Systems reserves the right to make such alterations, additions or modifications to the terms of the Offer as may be necessary or desirable to give effect to any purported acceptance of the Offer, whether in order to comply with the facilities or requirements of CREST or otherwise, provided such alterations, additions or modifications are consistent with the requirements of the Code or are otherwise made with the consent of the Panel.

(W) All references in this Appendix I to any statute or statutory provision shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date hereof).

(X) The Loan Note Alternative will lapse if the Offer lapses or expires. An election for the Loan Note Alternative may only be made in respect of Alvis Shares for which the offer is validly accepted.

(Y) Neither BAE Systems nor Goldman Sachs International nor any agent or director of BAE Systems or Goldman Sachs International nor any person on behalf of any of them shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Offer or elections with respect to the Loan Note Alternative or otherwise in connection therewith.

7. Overseas shareholders

(A) The making and availability of the Offer (including the provision of the Loan Note Alternative) outside, or to citizens, residents or nationals of jurisdictions outside, the United Kingdom ("overseas shareholders"), may be affected by the laws of the relevant jurisdictions. Overseas shareholders should fully acquaint themselves with and observe any applicable legal requirements. It is the responsibility of any overseas shareholder wishing to accept the Offer (whether or not he elects for the Loan Note Alternative) to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes or other requisite payments due in such jurisdiction. Any such overseas shareholder will be responsible for any such issue, transfer or other taxes or other requisite payments by whomsoever payable and BAE Systems and Goldman Sachs International and any person acting on behalf of either of them shall be fully indemnified and held harmless by such overseas shareholder for any such issue, transfer or other taxes as BAE Systems and Goldman Sachs International (and any person acting on behalf of either of them) may be required to pay.

(B) The Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or by any facilities of a national securities exchange of, Canada, Australia or Japan and will not be capable of acceptance by any such use, means, instrumentality or facility or from within Canada, Australia or Japan. Neither this document nor the accompanying Form of Acceptance nor any related document is being mailed, and must not be mailed, or otherwise howsoever forwarded, distributed or sent in, into or from Canada, Australia or Japan (including to Alvis Shareholders with registered addresses in Canada, Australia or Japan or to persons whom BAE Systems or its agent knows to be custodians, nominees or trustees holding Alvis Shares for such persons) and persons receiving such documents (including, without limitation, custodians, nominees and trustees) must not distribute or send any of them in, into or from Canada, Australia or Japan or use Canadian, Australian or Japanese mails or any such means or instrumentality for any purpose directly or indirectly in connection with the Offer. Doing so may render invalid any purported acceptance of the Offer.

(C) The Loan Notes to be issued pursuant to the Offer have not been and will not be registered under the Securities Act or under any of the relevant securities laws of the US, Canada, Australia or Japan. Accordingly, such securities may not (unless an exemption from the Securities Act or such laws is available) be offered, sold or delivered directly or indirectly in or into the United States, Canada, Australia or Japan or to or for the account or benefit of any US Person or resident of the United States, Canada, Australia or Japan. The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States, nor have clearances been, nor will they be, obtained from the securities commission or similar authority of any province or territory of Canada and no prospectus has been or will be filed, or registration made, under any securities law of any province or territory of Canada, nor has a prospectus in relation to the Loan Notes been, nor will one be, lodged with or registered by the Australian Securities and Investments Commission nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Japan. Accordingly, unless an exemption under such Act or securities laws is available, Loan Notes may not be

offered, sold, re-sold or delivered, directly or indirectly, in, into or from, the United States, Canada, Australia or Japan or any other jurisdiction in which an offer of Loan Notes would constitute (or result in the Offer constituting) a violation of relevant laws or require registration thereof, or to or for the account or benefit of any US Person or resident of the United States, Canada, Australia or Japan.

(D) Envelopes containing Forms of Acceptance should not be postmarked in Canada, Australia or Japan or otherwise despatched from Canada, Australia or Japan and all acceptors must provide addresses outside Canada, Australia or Japan for the receipt or the remittance of cash and/or documents of title for the Loan Notes or for the return of Form(s) of Acceptance, certificate(s) for Alvis Shares and/or other document(s) of title.

(E) An Alvis Shareholder will be deemed not to have validly accepted the Offer if:

(i) he puts "No" in Box 5 of the Form of Acceptance and thereby does not give the representations and warranties set out in paragraph (C) of Part C of this Appendix I;

(ii) he has a registered address in Canada, Australia or Japan and he does not insert in Box 6 of the Form of Acceptance the name and address of a person or agent outside Canada, Australia and Japan to whom he wishes the consideration to which he is entitled under the Offer to be sent;

(iii) he inserts in Box 6 of the Form of Acceptance the name and address of a person or agent in Canada, Australia or Japan to whom he wishes the consideration to which he is entitled under the Offer to be sent;

(iv) in any case, the Form of Acceptance received from him is received in an envelope postmarked in, or which otherwise appears to BAE Systems or its agents to have been sent from or otherwise evidences use of any means or instrumentality of interstate or foreign commerce of, Canada, Australia or Japan; or

(v) he makes a Restricted Escrow Transfer pursuant to and as defined in paragraph (G) below unless he also makes a Restricted ESA instruction (as defined in paragraph (G) below) which is accepted by Lloyds TSB Registrars.

BAE Systems reserves the right, in its sole discretion, to investigate, in relation to any acceptance, whether the representations and warranties set out in paragraph (C) of Part C or (as the case may be) Part D of this Appendix I have been truthfully given by the relevant Alvis Shareholder and are correct and, if such investigation is made and, as a result, BAE Systems cannot satisfy itself that such representations and warranties are true and correct, such acceptance shall not be valid.

(F) If, in connection with the making of the Offer, any person (including, without limitation, any custodian, nominee and/or trustee), notwithstanding the restrictions set out in paragraph (B) above and whether pursuant to a contractual or legal obligation or otherwise, sends, forwards or otherwise distributes this document, the Form of Acceptance or any related documents, in, into or from Canada, Australia or Japan or uses the mails of, or any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or any facility of a national securities exchange of, Canada, Australia or Japan in connection with such forwarding, such person should: (i) inform the recipient of such fact; (ii) explain to the recipient that such action may invalidate any purported acceptance of the Offer or election by the recipient; and (iii) draw the attention of the recipient to this paragraph (F).

(G) If an Alvis Shareholder holding Alvis Shares in uncertificated form is unable to give the representations and warranties set out in paragraph (C) of Part D of this Appendix 1 but nevertheless can provide evidence satisfactory to BAE Systems that he is able to accept the Offer in compliance with all relevant legal and regulatory requirements, he may only purport to accept the Offer by sending (or if a CREST personal member, procuring that his CREST sponsor sends) both: (1) a TTE instruction to a designated escrow balance detailed below (a "Restricted Escrow Transfer"); and (2) one or more valid ESA instructions (a "Restricted ESA instruction") which specify the form of consideration which he wishes to receive (consistent with the alternatives offered under the Offer). Such purported acceptance will not be treated as a valid acceptance unless both the Restricted Escrow Transfer and the Restricted ESA instruction(s) settle in CREST and BAE Systems decides, in its absolute discretion, to exercise its right described in paragraph (H) below to waive, vary or modify the terms of the Offer relating to overseas

shareholders, to the extent required to permit such acceptance to be made, in each case during the acceptance period set out in paragraph 1 of this Part B. If BAE Systems accordingly decides to permit such acceptance to be made, Lloyds TSB Registrars will on behalf of BAE Systems accept the purported acceptance as an Electronic Acceptance on the terms of this document (as so waived, varied or modified) by transmitting in CREST a receiving agent accept (AEAN) message. Otherwise, Lloyds TSB Registrars will on behalf of BAE Systems reject the purported acceptance by transmitting in CREST a receiving agent reject (AEAD) message. Each Restricted Escrow Transfer must, in order for it to be valid and settle, include the following details:

(i) the ISIN number for the Alvis Shares;

(ii) the number of Alvis Shares in respect of which the Offer is to be accepted;

(iii) the member account ID and participant ID of the Alvis Shareholder;

(iv) the participant ID of the Escrow Agent (this is 6RA43) and its member account ID specific to a Restricted Escrow Transfer (this is RESTRICT); and

(v) the intended settlement date.

Each Restricted ESA instruction must, in order for it to be valid and settle, include the following details:

(i) the ISIN number for the Alvis Shares;

(ii) the number of Alvis Shares relevant to that Restricted ESA instruction;

(iii) the member account ID and participant ID of the accepting Alvis Shareholder;

(iv) the member account ID and participant ID of the Escrow Agent set out in the Restricted Escrow Transfer;

(v) the participant ID and the member account ID of the Escrow Agent relevant to the form of consideration required (details of which are set out in the letter from Goldman Sachs International contained in Part 2 of this document);

(vi) the transaction reference number of the Restricted Escrow Transfer to which the Restricted ESA instruction relates;

(vii) the intended settlement date; and

(viii) the corporate action number of the Offer.

(H) The provisions of this paragraph 7 and/or any other terms of the Offer relating to overseas shareholders may be waived, varied or modified as regards (a) specific Alvis Shareholder(s) or on a general basis by BAE Systems in its absolute discretion. In particular, without limitation, BAE Systems reserves the right to deem an overseas shareholder to have elected for a particular form of consideration, or to have made no election at all or to offer an overseas shareholder cash only by way of consideration, in each case in connection with the Offer or any compulsory acquisition procedure.

(I) The provisions of this paragraph 7 override any other terms of the Offer inconsistent therewith.

(J) References in this paragraph 7 to an Alvis Shareholder shall include the person or persons executing a Form of Acceptance or making an Electronic Acceptance and, in the event of more than one person executing a Form of Acceptance or making an Electronic Acceptance, as the case may be, the provisions of this paragraph 7 shall apply to them jointly and to each of them.

Part C: Form of Acceptance

Each Alvis Shareholder by whom, or on whose behalf, a Form of Acceptance is executed irrevocably undertakes, represents, warrants and agrees to and with BAE Systems, Goldman Sachs International and Lloyds TSB Registrars (so as to bind him, his personal representatives, heirs, successors and assigns) that:

(A) the execution of the Form of Acceptance shall constitute:

(i) an acceptance of the Offer in respect of the number of Alvis Shares in certificated form inserted or deemed to be inserted in Box 1 of the Form of Acceptance;

(ii) an election for the Loan Note Alternative in respect of the number of Alvis Shares in certificated form (if any) inserted or deemed to be inserted in Box 2 of the Form of Acceptance; and

(iii) an undertaking to execute any further documents and give any further assurances which may be required to enable BAE Systems to obtain the full benefit of this Part C of Appendix I and/or to perfect any of the authorities expressed to be given hereunder,

in each case, on and subject to the terms and conditions set out or referred to in this document and the Form of Acceptance and that, subject only to the rights of withdrawal set out in paragraph 3 of Part B of this Appendix I, each such acceptance and election shall be irrevocable;

(B) the Alvis Shares in certificated form in respect of which the Offer is accepted or deemed to be accepted are sold fully paid up and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other rights and interests of any kind whatsoever, and together with all rights attaching thereto on or after 3 June 2004 including voting rights and the right to all dividends and other distributions declared, made or paid on or after 3 June 2004;

(C) unless "No" is put in Box 5 of the Form of Acceptance, such Alvis Shareholder:

(i) has not received or sent copies or originals of this document, the Form of Acceptance or any related documents in, into or from Canada, Australia or Japan or any other jurisdiction where such actions may constitute (or result in the Offer constituting) a breach of any legal or regulatory requirements and has not otherwise utilised in connection with the Offer, directly or indirectly, the mails of, or any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or any facility of a national securities exchange of, Canada, Australia or Japan or such other jurisdiction;

(ii) was outside Canada, Australia and Japan when the Form of Acceptance was delivered or executed;

(iii) in respect of the Alvis Shares to which the Form of Acceptance relates, is not an agent or a fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal has given any instructions with respect to the Offer from outside Canada, Australia and Japan;

(iv) if such Alvis Shareholder is a citizen, resident or national of a jurisdiction outside the United Kingdom, he has observed the laws of the relevant jurisdiction, obtained all requisite governmental, exchange control and other required consents, complied with all other necessary formalities and paid any issue, transfer or other taxes or other requisite payments due in any such jurisdiction in connection with such acceptance and that he has not taken or omitted to take any action that will or may result in BAE Systems, Goldman Sachs International or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Offer or his acceptance thereof; and

(v) if such Alvis Shareholder has made an election for the Loan Note Alternative and, unless an exemption is available under the Securities Act or relevant securities law, is not a US Person or a national or resident of the United States, Canada, Australia or Japan, does not hold any Alvis Shares in certificated form in respect of which he has accepted the Offer and elected for the Loan Note Alternative on behalf of any such person and is not otherwise acting on behalf of any such person and that he will not, directly or indirectly, hold or

acquire such Loan Notes for the account or benefit of any such person or with a view to the offer, sale or delivery, directly or indirectly, of any Loan Notes in or into the United States, Canada, Australia or Japan or to any such person;

(D) the execution of the Form of Acceptance constitutes, subject to the Offer becoming unconditional in all respects and to the accepting Alvis Shareholder not having validly withdrawn his acceptance, the irrevocable appointment of each of BAE Systems and Goldman Sachs International and their respective directors and agents as such Alvis Shareholder's attorney and/or agent (the "attorney"), and an irrevocable instruction and authorisation to the attorney:

  (i) to complete and execute all or any form(s) of transfer and/or other document(s) at the discretion of the attorney in relation to the Alvis Shares in certificated form in respect of which the Offer has been accepted or deemed to have been accepted in favour of BAE Systems or such other person or persons as BAE Systems or its agents may direct;

  (ii) to deliver such form(s) of transfer and/or other document(s) at the discretion of the attorney with the share certificate(s) and/or other document(s) of title relating to such Alvis Shares for registration within six months of the Offer becoming unconditional in all respects; and

  (iii) to do all such other acts and things as may in the reasonable opinion of the attorney be necessary or expedient for the purposes of, or in connection with, the acceptance of the Offer and/or election for the Loan Note Alternative pursuant to the Form of Acceptance and to vest in BAE Systems or its nominee(s) the Alvis Shares in certificated form as aforesaid;

(E) in relation to Alvis Shares in certificated form, the execution of the Form of Acceptance and its delivery constitutes, subject to the Offer becoming unconditional in all respects and to the accepting Alvis Shareholder not having validly withdrawn his acceptance, separate irrevocable authorities and requests:

  (i) to Alvis or its agents to procure the registration of the transfer of those Alvis Shares pursuant to the Offer and the delivery of the share certificate(s) and/or other document(s) of title in respect thereof to BAE Systems or as it may direct;

  (ii) to BAE Systems or its agents to procure the despatch by post (or by such other method as may be approved by the Panel) of the cheque for the cash consideration to which an accepting Alvis Shareholder is entitled at the risk of such Alvis Shareholder to the person whose name and address (outside Canada, Australia and Japan) is set out in Box 6 of the Form of Acceptance or, if none is set out, to the first-named holder at his registered address (outside Canada, Australia and Japan);

  (iii) subject to the provisions of paragraph 7 of Part B of this Appendix I, to BAE Systems or its agents to procure that such Alvis Shareholder's name is entered on the register of Loan Note holders in respect of the Loan Notes to which such Alvis Shareholder becomes entitled pursuant to a valid election under the Loan Note Alternative and to procure the despatch by post (or by such other method as may be approved by the Panel) of the documents of title for any such Loan Notes provided that sub-paragraph (ii) above shall apply to such despatch; and

  (iv) to BAE Systems or its agents, to record and act, in respect of any Loan Notes to be received by such Alvis Shareholder, upon any instructions with regard to payments or notices which have been recorded in the records of Alvis in respect of such Alvis Shareholder's holdings of Alvis Shares;

(F) the execution of the relevant Form of Acceptance and its delivery constitutes the irrevocable appointment of BAE Systems and/or Goldman Sachs International and their respective directors and agents as the relevant Alvis Shareholder's attorney and/or agent within the terms of paragraph 5 of Part B of this Appendix I;

(G) subject to the Offer becoming unconditional in all respects (or if the Offer would become unconditional in all respects or lapse immediately upon the outcome of the resolution in question or if the Panel otherwise gives its consent) and pending registration:

  (i) BAE Systems shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general or separate class meeting of Alvis) attaching to any Alvis Shares in certificated form in respect of which

the Offer has been accepted or is deemed to have been accepted and in respect of which such acceptance has not been validly withdrawn; and

(ii) the execution of the Form of Acceptance constitutes, with regard to the Alvis Shares in certificated form comprised in such acceptance and in respect of which such acceptance has not been validly withdrawn:

(a) an authority to Alvis and/or its agents from such Alvis Shareholder to send any notice, circular, warrant, document or other communication which may be required to be sent to him as a member of Alvis in respect of such Alvis Shares (including any share certificate(s) or other document(s) of title issued as a result of conversion of such Alvis Shares into certificated form) to BAE Systems at its registered office;

(b) the irrevocable appointment of BAE Systems or any of its directors or agents to sign on such Alvis Shareholder's behalf such documents and do such things as may in the reasonable opinion of such person seem necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to such Alvis Shares (including, without limitation, an authority to sign any consent to short notice of a general or separate class meeting as his attorney and/or agent and on his behalf and/or to execute a form of proxy in respect of such Alvis Shares and/or, where appropriate, any appointment pursuant to section 375 of the Companies Act, appointing any person nominated by BAE Systems to attend general and separate class meetings of Alvis and to exercise or refrain from exercising the votes attaching to such Alvis Shares on such Alvis Shareholder's behalf), such votes (where relevant) to be cast so far as possible to satisfy any outstanding conditions of the Offer; and

(c) the agreement of such Alvis Shareholder not to exercise any such rights without the consent of BAE Systems and the irrevocable undertaking of such Alvis Shareholder not to appoint a proxy or representative for or to attend any such general or class meetings;

(H) he will deliver, or procure the delivery of, to Lloyds TSB Registrars at the address and in the manner referred to in paragraph 3(A) of Part B of this Appendix I, his share certificate(s) and/or other document(s) of title in respect of the Alvis Shares in certificated form in respect of which the Offer has been accepted and in respect of which such acceptance has not been validly withdrawn, or an indemnity acceptable to BAE Systems in lieu thereof, as soon as possible and in any event within six months of the Offer becoming unconditional in all respects;

(I) he agrees to ratify each and every act or thing which may be done or effected by BAE Systems or Goldman Sachs International or Lloyds TSB Registrars or any of their respective directors or agents or Alvis or its agents, as the case may be, in the proper exercise of any of its or his powers and/or authorities conferred by or referred to in Part B of this Appendix I or in this Part C and to indemnify each such person against any losses arising therefrom;

(J) he shall do all such acts and things as shall be necessary or expedient to vest in BAE Systems or its nominee(s) the aforesaid Alvis Shares in certificated form;

(K) if any provision of Part B of this Appendix I or this Part C shall be unenforceable or invalid or shall not operate so as to afford BAE Systems or Goldman Sachs International or Lloyds TSB Registrars or any of their respective directors or agents the benefit or authority expressed to be given therein, he shall with all practicable speed do all such acts and things and execute all such documents that may be required or desirable to enable BAE Systems and/or Goldman Sachs International and/or Lloyds TSB Registrars and/or any of their respective directors or agents to secure the full benefits of Part B of this Appendix I and this Part C;

(L) he irrevocably submits to the jurisdiction of the Courts of England on the terms set out in paragraph 6(J) of Part B of this Appendix I;

(M) in consideration of BAE Systems making any revised offer available to him as referred to in paragraph 5 of Part B of Appendix I, the deemed acceptances, elections and authorities referred to in such paragraph 5 shall, subject to the right of withdrawal set out in paragraph 3 of Part B of Appendix I, be irrevocable; and

(N) the terms and conditions of the Offer contained in this document shall be deemed to be incorporated in, and form part of, the Form of Acceptance which shall be construed accordingly.

References in this Part C to an Alvis Shareholder shall include references to the person or persons executing a Form of Acceptance and, in the event of more than one person executing a Form of Acceptance, the provisions of this Part C shall apply to them jointly and to each of them.

Part D: Electronic Acceptance

Each Alvis Shareholder by whom, or on whose behalf, an Electronic Acceptance is made irrevocably undertakes, represents, warrants and agrees to and with BAE Systems, Goldman Sachs International and Lloyds TSB Registrars (so as to bind him, his personal representatives, heirs, successors and assigns) that:

(A) the Electronic Acceptance shall constitute:

(i) an acceptance of the Offer in respect of the number of Alvis Shares in uncertificated form to which a Cash Offer TTE instruction relates; and

(ii) an election for the Loan Note Alternative in respect of the number of Alvis Shares in uncertificated form to which an Alternative TTE instruction relates,

in each case, on and subject to the terms and conditions set out or referred to in this document and that, subject only to the rights of withdrawal set out in paragraph 3 of Part B of this Appendix I, each such acceptance and election shall be irrevocable;

(B) the Alvis Shares in uncertificated form in respect of which the Offer is accepted or deemed to be accepted are sold fully paid up and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other rights and interests of any kind whatsoever and together with all rights attaching thereto on or after 3 June 2004 including voting rights and the right to all dividends and other distributions declared, made or paid on or after 3 June 2004;

(C) such Alvis Shareholder:

(i) has not received or sent copies or originals of this document, the Form of Acceptance or any related documents in, into or from Canada, Japan or Australia or any other jurisdiction where such actions may constitute (or result in the Offer constituting) a breach of any legal or regulatory requirements and has not otherwise utilised in connection with the Offer, directly or indirectly, the mails of, or any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or any facility of a national securities exchange of, Canada, Japan or Australia or such other jurisdiction;

(ii) was outside Canada, Australia and Japan at the time of the input and settlement of the relevant TTE instruction(s);

(iii) in respect of the Alvis Shares in uncertificated form to which the Electronic Acceptance relates, is not an agent or a fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal has given any instructions with respect to the Offer from outside Canada, Australia and Japan;

(iv) if such Alvis Shareholder is a citizen, resident or national of a jurisdiction outside the United Kingdom, he has observed the laws of the relevant jurisdiction, obtained all requisite governmental, exchange control and other required consents, complied with all other necessary formalities and paid any issue, transfer or other taxes or other requisite payments due in any such jurisdiction in connection with such acceptance and that he has not taken or omitted to take any action that will or may result in BAE Systems, Goldman Sachs International or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Offer or his acceptance thereof; and

(v) if such Alvis Shareholder has made an election for the Loan Note Alternative and, unless an exemption is available under the Securities Act or relevant securities law, is not a US Person or a national or resident of the United States, Canada, Australia or Japan, does not hold any Alvis Shares in uncertificated form in respect of which he has accepted the Offer and elected for the Loan Note Alternative on behalf of any such person and is not acting on behalf of any such person and that he will not, directly or indirectly hold or acquire such Loan Notes for the account or benefit of any such person or with a view to the offer, sale or delivery, directly or indirectly, of any Loan Notes in or into the United States, Canada, Australia or Japan or to any such person;

(D) the Electronic Acceptance constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms and to an accepting Alvis Shareholder not having validly withdrawn his acceptance, the irrevocable appointment of each of BAE Systems and Goldman Sachs International and their respective directors and agents as such shareholder's attorney and/or agent (the "attorney") and an irrevocable instruction and authorisation to the attorney to do all such acts and things as may in the reasonable opinion of the attorney be necessary or expedient for the purposes of, or in connection with, the acceptance of the Offer and/or election for the Loan Note Alternative and to vest in BAE Systems or its nominee(s) the Alvis Shares as aforesaid;

(E) the Electronic Acceptance constitutes the irrevocable appointment of the Escrow Agent as such Alvis Shareholder's attorney and/or agent and an irrevocable instruction and authority to the Escrow Agent:

(i) subject to the Offer becoming unconditional in all respects and to the relevant Alvis Shareholder not having validly withdrawn his acceptance, to transfer to itself (or to such other person or persons as BAE Systems or its agents may direct) by means of CREST all or any of the Alvis Shares in uncertificated form to which such Electronic Acceptance relates (but not exceeding the number of Alvis Shares in uncertificated form in respect of which the Offer is accepted or deemed to be accepted); and

(ii) if the Offer does not become unconditional in all respects, to give instructions to CRESTCo, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days after the lapsing of the Offer), to transfer all such Alvis Shares to the original available balance of the accepting Alvis Shareholder;

(F) the Electronic Acceptance constitutes, subject to the Offer becoming unconditional in all respects and to an accepting Alvis Shareholder not having validly withdrawn his acceptance, irrevocable authorities and requests:

(i) to BAE Systems or its agents to procure the making of a CREST payment obligation in favour of the Alvis Shareholder's payment bank in accordance with the CREST payment arrangements in respect of any cash consideration to which such Alvis Shareholder is entitled, provided that:

(aa) BAE Systems may (if, for any reason, it wishes to do so) determine that all or any part of any such cash consideration shall be paid by cheque despatched by post; and

(bb) if the Alvis Shareholder concerned is a CREST member whose registered address is in the United States, Canada, Australia or Japan, any cash consideration to which such Alvis Shareholder is entitled shall be paid by cheque despatched by post,

in either of such cases, at the risk of such Alvis Shareholder. All such cheques shall be despatched to the first-named holder at an address outside Canada, Australia and Japan stipulated by such Alvis Shareholder or as otherwise determined by BAE Systems;

(ii) subject to the provisions of paragraph 7 of Part B of this Appendix I, to BAE Systems or its agents to procure that such Alvis Shareholder's name is entered on the register of Loan Note holders in respect of the Loan Notes to which such Alvis Shareholder becomes entitled pursuant to an election under the Loan Note Alternative and to procure the despatch by post (or by such other method as may be approved by the Panel) of the documents of title for any such Loan Notes provided that sub-paragraph (i) above shall apply to such despatch;

(iii) to BAE Systems or its agents, to record and act, in respect of any Loan Notes to be received by such Alvis Shareholder, upon any instructions with regard to payments or notices which have been recorded in the records of Alvis in respect of such Alvis Shareholder's holdings of Alvis Shares;

(G) the Electronic Acceptance constitutes the irrevocable appointment of BAE Systems and/or Goldman Sachs International and their respective directors and agents as such Alvis Shareholder's attorney and/or agent within the terms of paragraph 5 of Part B of this Appendix I;

(H) subject to the Offer becoming unconditional in all respects (or if the Offer would become unconditional in all respects or lapse immediately upon the outcome of the resolution in question or if the Panel otherwise gives its consent) and pending registration:

(i) BAE Systems shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general or separate class meeting of Alvis) attaching to any Alvis Shares in uncertificated form in respect of which the Offer has been accepted or is deemed to have been accepted and in respect of which such acceptance has not been validly withdrawn; and

(ii) the making of an Electronic Acceptance constitutes, with regard to the Alvis Shares in uncertificated form comprised in such acceptance and in respect of which such acceptance has not been validly withdrawn:

(aa) an authority to Alvis and/or its agents from such Alvis Shareholder to send any notice, circular, warrant, document or other communication which may be required to be sent to him as a member of Alvis in respect of such Alvis Shares (including any share certificate(s) or other document(s) of title issued as a result of conversion of such Alvis Shares into certificated form) to BAE Systems at its registered office;

(bb) the irrevocable appointment of BAE Systems or any of its directors or agents to sign on such Alvis Shareholder's behalf such documents and do such things as may in the opinion of such person seem necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to such Alvis Shares (including, without limitation, an authority to sign any consent to short notice of a general or separate class meeting as his attorney and/or agent and on his behalf and/or to execute a form of proxy in respect of such Alvis Shares and/or, where appropriate, any appointment pursuant to section 375 of the Companies Act, appointing any person nominated by BAE Systems to attend general and separate class meetings of Alvis and to exercise or refrain from exercising the votes attaching to such Alvis Shares on such Alvis Shareholder's behalf), such votes (where relevant) to be cast so far as possible to satisfy any outstanding conditions of the Offer; and

(cc) the agreement of such Alvis Shareholder not to exercise any such rights without the consent of BAE Systems and the irrevocable undertaking of such Alvis Shareholder not to appoint a proxy or representative for or to attend any such general or class meetings;

(I) if, for any reason, any Alvis Shares in respect of which a transfer to an escrow balance has been effected in accordance with paragraph 14.3 of the letter from Goldman Sachs International contained in Part 2 of this document are converted to certificated form, he will (without prejudice to paragraph (H) of this Part D) immediately deliver or procure the immediate delivery of the share certificate(s) or other document(s) of title in respect of all such Alvis Shares so converted to Lloyds TSB Registrars at the address and in the manner referred to in paragraph 3(A) of Part B of this Appendix I or to BAE Systems at its registered office or as BAE Systems or its agents may direct and he shall be deemed upon conversion to undertake, represent, warrant and agree in the terms set out in Part C of this Appendix I in relation to such Alvis Shares;

(J) the creation of a CREST payment obligation in favour of his payment bank in accordance with the CREST payment arrangements referred to in paragraph (F)(i) of this Part D shall, to the extent of the obligation so created, discharge in full any obligation of BAE Systems and/or Goldman Sachs International to pay to him the cash consideration to which he is entitled pursuant to the Offer;

(K) if he accepts the Offer, he will do all such acts and things as shall be necessary or expedient to vest in BAE Systems or its nominee(s) or such other persons as it may decide the aforesaid Alvis Shares in uncertificated form and all such acts and things as may be necessary or expedient to enable Lloyds TSB Registrars to perform its functions as Escrow Agent for the purposes of the Offer;

(L) he agrees to ratify each and every act or thing which may be done or effected by BAE Systems or Goldman Sachs International or Lloyds TSB Registrars or any of their respective directors or agents or Alvis or its agents, as the case may be, in the proper exercise of any of its or his powers

and/or authorities conferred by or referred to in Part B of this Appendix I or in this Part D and to indemnify each such person against any losses arising therefrom;

(M) by virtue of the Regulations, the making of an Electronic Acceptance constitutes an irrevocable power of attorney by the relevant holder of Alvis Shares in the terms of all the powers and authorities expressed to be given by Part B of this Appendix I, this Part D and (where applicable by virtue of paragraph (I) above) Part C of this Appendix I to BAE Systems, Lloyds TSB Registrars and Goldman Sachs International and any of their respective directors or agents;

(N) if any provision of Part B of this Appendix I or this Part D shall be unenforceable or invalid or shall not operate so as to afford BAE Systems or Goldman Sachs International or Lloyds TSB Registrars or any of their respective directors or agents the benefit or authority expressed to be given therein, he shall with all practicable speed do all such acts and things and execute all such documents that may be required or desirable to enable BAE Systems and/or Goldman Sachs International and/or Lloyds TSB Registrars and/or any of their respective directors or agents to secure the full benefits of Part B of this Appendix I and this Part D; and

(O) in consideration of BAE Systems making any revised offer available to him as referred to in paragraph 5 of Part B of Appendix I, the deemed acceptances, elections and authorities referred to in such paragraph 5 shall, subject to the right of withdrawal set out in paragraph 3 of Part B of Appendix I, be irrevocable.

References in this Part D to an Alvis Shareholder shall include references to the person or persons making an Electronic Acceptance.

APPENDIX II:

PRINCIPAL TERMS OF THE LOAN NOTES

The Loan Notes will be created by a resolution of a committee of the board of BAE Systems and constituted by the Loan Note Instrument executed as a deed by BAE Systems. The issue of the Loan Notes will be conditional on the Offer becoming or being declared unconditional in all respects. In addition, unless the board of BAE Systems otherwise determines, no Loan Notes will be issued unless, by the time the Offer has become or is declared unconditional in all respects, valid elections have been received for at least £500,000 in nominal value of Loan Notes. The Loan Note Alternative will not be available to certain overseas shareholders (see paragraph 7(C) of Part B of Appendix I to this document). The Loan Note Instrument will contain, among other things, provisions to the effect set out below.

1. Form, Status and Registration

(a) The Loan Notes (which will be evidenced by certificates) will be issued in registered form by BAE Systems in amounts and integral multiples of £1 in principal amount and will constitute unsecured and unsubordinated obligations of BAE Systems. The Loan Note Instrument will not contain any restrictions on borrowing, disposals or charging of assets by BAE Systems.

(b) Registered addresses of holders of Loan Notes must be outside the United States, Canada, Australia and Japan. Documents of title in respect of the Loan Notes will not be sent to addresses in the United States, Canada, Australia or Japan.

(c) The Loan Notes have not been nor will be registered under the Securities Act or under any of the relevant securities laws of any State of the United States, nor have steps been taken to enable the Loan Notes to be offered in compliance with applicable securities laws of Canada, Australia or Japan. Accordingly, the Loan Notes may not be offered, sold, resold, delivered or distributed directly or indirectly, in or into, or by use of the mails or any means of instrumentality (including without limitation, facsimile transmission, telex or telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States or in or into Canada, Australia or Japan.

2. Interest

(a) Interest on the outstanding Loan Notes will be payable semi-annually in arrears on 30 June and 31 December in each year (each an "Interest Payment Date") in respect of the period (an "Interest Period") starting on the previous Interest Payment Date and ending on the day before the next Interest Payment Date. The first interest payment on the Loan Notes will be payable on 31 December 2004 (the "First Interest Payment Date") in respect of the period starting on the date of the issue of the Loan Notes and ending the day before the First Interest Payment Date and this period is also called an "Interest Period". If any Interest Payment Date is not a business day, any payment due on such day shall be made on the next business day following such Interest Payment Date.

(b) The rate of interest on the Loan Notes for each Interest Period will be the Interest Rate. "Interest Rate" means in relation to an Interest Period:

(i) an interest rate per annum which is 0.5 per cent, below the arithmetic mean (rounded down, if necessary, to four decimal places) of the rates which are quoted as at 11:00 a.m. (London time) on the day on which quotations would ordinarily be given by prime banks in the London inter-bank market for deposits in sterling for (and for delivery on the first day of) that period on Telerate Page 3750 (or such other page or service as may replace it for the purpose of displaying London inter-bank sterling offered rates of leading reference banks) as being the interest rates offered in the London inter-bank market for six month sterling deposits of £1,000,000 but:

(A) if only two or three such offered quotations appear, the relevant arithmetic mean (rounded down as mentioned above) shall be determined on the basis of those offered quotations; and

(B) if no, or only one, such offered quotation appears, the relevant arithmetic mean (rounded down as mentioned above) shall be determined instead on the basis of

the respective rates (as quoted to BAE Systems at its request) at which each of Lloyds TSB Bank plc, Bank One, N.A., London and Citibank, N.A., London is offering six month sterling deposits of £1,000,000; and

(ii) if a rate of interest cannot be established in accordance with the provisions of paragraph (i) above for any Interest Period, the rate of interest on the Loan Notes for that Interest Period shall be:

(A) in the case of the first Interest Period, the rate per annum calculated otherwise in accordance with paragraph (i) above but by reference to the first day in that Interest Period on which it can be so established; and

(B) for all other Interest Periods, the same as that applicable to the Loan Notes during the previous Interest Period unless, in any such case, such prime bank in the London inter-bank market as BAE Systems shall reasonably select for the purpose shall have been prepared to offer a rate as aforesaid, in which case the rate of interest for the relevant Interest Period shall be determined on the basis of the rate so offered.

(c) Interest shall be calculated on the basis of a 365 day year and the actual days elapsed.

(d) All payments of interest in respect of the Loan Notes will be made subject to deduction of any tax required to be withheld or deducted.

3. Repayment and Redemption

(a) Each holder of a Loan Note (a "Noteholder") may require BAE Systems to repay the whole or part of the principal amount of his holding of Loan Notes at par, together with any accrued interest (subject to any requirement to deduct or withhold tax) up to (but excluding) the date of repayment, on 31 December 2005 or on any subsequent anniversary thereof by giving not more than 60 and not less than 45 business days' prior written notice to BAE Systems accompanied by the certificate(s) for all the Loan Notes to be repaid. If not previously redeemed, the final redemption date will be 31 December 2009.

(b) BAE Systems may, at any time, purchase Loan Notes at any price by tender (available to all Noteholders alike) or private treaty or otherwise by agreement with the relevant Noteholder.

(c) The Noteholders shall be entitled, by notice in writing to BAE Systems signed by the holders of not less than 75% of the Loan Notes then outstanding, to require the immediate redemption of all or any of the Loan Notes at par together with accrued interest (subject to any requirement to deduct or withhold tax) thereon up to but excluding the date of redemption if:

(i) BAE Systems fails to meet any of its payment obligations under the Loan Note Instrument within 30 business days of the due date for payment; or

(ii) default is made by BAE Systems in the due performance or observance of any material obligation (other than for the redemption of principal moneys outstanding on the Loan Notes or the payment of interest accrued thereon) on its part contained in the Loan Note Instrument and is not remedied within 30 business days of notice having been received of the occurrence of such breach and the requirement for remedy; or

(iii) an effective resolution is passed or an order is made by a court of competent jurisdiction for the winding-up or dissolution of BAE Systems (other than a member's voluntary winding up for the purposes of an amalgamation, reorganisation, liquidation or reconstruction or on terms which have been sanctioned by an Extraordinary Resolution (as defined in the Loan Note Instrument) of the Noteholders); or

(iv) an administration order is made in relation to BAE Systems, or a receiver is appointed over, or an encumbrancer takes possession of or sells, the whole or any substantial part of BAE Systems' assets and such person's claim has not been discharged within 60 business days; or

(v) BAE Systems makes any arrangement or composition with its creditors generally or makes an application to a court of competent jurisdiction for protection from its creditors generally.

(d) Any Loan Notes not previously repaid or purchased will be redeemed in full at par on 31 December 2009 together with accrued interest (subject to any requirement to deduct or withhold tax) up to (but excluding) that date.

4. Option to redeem in US dollars

(a) A Noteholder may elect by irrevocable notice in writing to BAE Systems, given not less than 45 business days before a redemption date, to have the principal amount of the Loan Notes repaid in US dollars instead of sterling.

(b) The rate of exchange between the US dollar and sterling for the purposes of calculating the amount of US dollars payable in respect of the principal amount of the loan notes (the "US dollar Redemption Amount") shall be the spot rate at which US dollars may be bought in return for sterling on behalf of BAE Systems 30 business days prior to such redemption date as certified by BAE Systems as prevailing at 11.00 a.m. (London time) on that day provided that the US dollar Redemption Amount shall not be less than 99.5% nor more than 100.5% of the amount in US dollars that would have been repaid as the US dollar Redemption Amount had that amount been calculated using the applicable spot rate for the relevant redemption date (and not 30 business days prior thereto) and provided always that the principal amount repayable on the Loan Notes shall be subject to a maximum amount of US dollars which can be paid without causing the Loan Notes to become relevant discounted securities pursuant to the provisions of Schedule 13 of the Finance Act 1996 (as amended).

5. Cancellation

Any Loan Notes redeemed or purchased shall be cancelled and shall not be available for re-issue.

6. No Listing

No application has been made or will be made to any recognised investment exchange for the Loan Notes to be listed or dealt in.

7. Substitution

BAE Systems (or any substituted principal debtor) will be entitled without the consent of the Noteholders to substitute (on one or more occasions) any other company which is a member of the BAE Systems Group which is incorporated and, for the purposes of United Kingdom taxation, resident in the United Kingdom as the principal debtor in respect of the Loan Notes provided that such right of substitution shall only be exercisable if such substitution would not be treated as a disposal of the Loan Notes for UK capital gains tax purposes under the laws in force at the time it is intended to effect the substitution. The obligations of any substituted debtor will be guaranteed by BAE Systems.

8. Unclaimed Amounts

Noteholders will cease to be entitled to amounts due in respect of interest which remains unclaimed for a period of five years and to amounts due in respect of principal which remains unclaimed for a period of ten years, in each case from the date of payment of the amount into a separate interest-bearing bank account. BAE Systems will not be liable for any loss or damage that results from incorrect address information being provided by a Noteholder or any error or omission made in the drafting of cheques payable to Noteholders.

9. Modification

The provisions of the Loan Note Instrument may from time to time be modified, abrogated or varied in any respect with the sanction of an Extraordinary Resolution (as defined in the Loan Note Instrument) of the Noteholders and with the consent of BAE Systems.

10. Transfer

The Loan Notes will not be transferable.

11. Governing Law

The Loan Notes and the Loan Note Instrument will be governed by and construed in accordance with English law.

The above represents a summary of the terms of the Loan Notes and is subject to the detailed provisions of the Loan Note Instrument which will govern the rights and obligations of BAE Systems and the Noteholders with respect to the Loan Notes.

APPENDIX III:

FURTHER INFORMATION ON BAE SYSTEMS

Information on BAE Systems

BAE Systems was incorporated in England and Wales on 31 December 1979, with registered number 1470151, and has its registered office at 6 Carlton Gardens, London SW1Y 5AD. BAE Systems has an issued ordinary share capital of 3,060,092,285 ordinary shares of 2.5 pence each.

Key Financial Information on BAE Systems

The financial information contained in this Appendix III does not constitute statutory accounts within the meaning of section 240 of the Companies Act. Statutory consolidated accounts for BAE Systems for the years ended 31 December 2003 and 31 December 2002 have been delivered to the Registrar of Companies in England and Wales. The auditors, KPMG Audit Plc, have reported on the statutory accounts for these financial years. These reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act.

During the year ended 31 December 2003, following the issuance of Urgent Issues Task Force Abstract 38 — Accounting for ESOP Trusts (UITF 38), BAE Systems amended its accounting policy for such trusts. This resulted in the reclassification of own shares held as a deduction from shareholders' funds and the restatement of the comparative figures for the year ended 31 December 2002.

The key financial information and other financial information relating to BAE Systems contained in Appendix III has been extracted without material adjustment from the BAE Systems Annual Report and Accounts for the year ended 31 December 2003. These extracts should be read in the context of the full annual report and accounts.

Consolidated profit and loss account

for the year ended 31 December

	2003	Total 2003	2002	Total 2002
	£m	£m	£m	£m
Sales		**12,572**		12,145
Less: adjustment for share of joint venture sales		**(4,185)**		(4,069)
Turnover		**8,387**		8,076
Operating costs				
Excluding goodwill amortisation and impairment and exceptional items	**(7,717)**		(7,266)	
Goodwill amortisation and impairment	**(403)**		(403)	
Exceptional items	**(9)**		(797)	
		(8,129)		(8,466)
Operating profit/(loss)		**258**		(390)
Share of operating profit/(loss) of joint ventures				
Excluding goodwill amortisation and impairment and exceptional items	**310**		192	
Goodwill amortisation and impairment	**(115)**		(212)	
		195		(20)
		453		(410)
Non-operating exceptional items				
Cessation/reorganisation of commercial aerospace activities	—		(30)	
Profit on sale of operations	—		2	
Profit on fixed asset disposals	—		28	
Profit/(loss) before interest		**453**		(410)
Excluding goodwill amortisation and impairment and exceptional items	**980**		1,002	
Goodwill amortisation and impairment	**(518)**		(615)	
Exceptional items	**(9)**		(797)	
Interest				
Net interest	**(194)**		(194)	
Share of net interest of joint ventures	**(26)**		(12)	
		(220)		(206)
Profit/(loss) on ordinary activities before taxation		**233**		(616)
Tax				
Tax on profit excluding exceptional items	**(128)**		(158)	
Tax on exceptional items	**3**		177	
Share of tax of joint ventures	**(100)**		(89)	
		(225)		(70)
Profit/(loss) on ordinary activities after taxation		**8**		(686)
Equity minority interests		**(2)**		—
Profit/(loss) for the financial year		**6**		(686)
Dividends				
Equity: ordinary shares	**(281)**		(281)	
Non-equity: preference shares	**(21)**		(21)	
		(302)		(302)
Retained loss		**(296)**		(988)
Basic and diluted loss per share		**(0.5)p**		(23.2)p
Basic and diluted earnings per share				
Excluding goodwill amortisation and impairment and exceptional items		**16.6p**		17.3p

The results for 2003 and 2002 arose from continuing activities.

Consolidated balance sheet

as at 31 December

	2003	Restated 2002
	£m	£m
Fixed assets		
Intangible assets	**6,000**	6,417
Tangible assets	**1,699**	1,709
Investments		
Share of gross assets of joint ventures, including goodwill	**7,827**	7,147
Share of gross liabilities of joint ventures	**(6,212)**	(5,654)
Share of joint ventures	**1,615**	1,493
Others	**95**	22
	1,710	1,515
	9,409	9,641
Current assets		
Stocks	**775**	768
Debtors due within one year	**2,588**	2,673
Debtors due after one year	**927**	805
Investments	**883**	776
Cash at bank and in hand	**780**	930
	5,953	5,952
Current liabilities		
Loans and overdrafts	**(779)**	(1,070)
Creditors	**(5,846)**	(5,489)
	(6,625)	(6,559)
Net current liabilities	**(672)**	(607)
Total assets less current liabilities	**8,737**	9,034
Liabilities falling due after one year		
Loans	**(1,749)**	(1,913)
Creditors	**(482)**	(449)
	(2,231)	(2,362)
Provisions for liabilities and charges	**(900)**	(987)
	5,606	5,685
Capital and reserves		
Called up share capital	**143**	143
Share premium account	**412**	412
Own shares	**(9)**	(11)
	546	544
Statutory reserve	**202**	202
Other reserves	**5,370**	5,260
Profit and loss account	**(527)**	(341)
Shareholders' funds		
Equity	**5,325**	5,399
Non-equity	**266**	266
	5,591	5,665
Equity minority interests	**15**	20
	5,606	5,685

APPENDIX IV:

FURTHER INFORMATION ON ALVIS

Basis of Financial Information

The financial information contained in this Appendix IV does not constitute statutory accounts within the meaning of section 240 of the Companies Act. The financial information in this Appendix IV has been extracted, without material adjustments, from the audited statutory consolidated accounts of Alvis for the three years ended 31 December 2003. Copies of these accounts have been delivered to the Registrar of Companies in England and Wales.

Ernst & Young LLP, Registered Auditor, of 1 More London Place, London SE1 2AF have made reports under section 235 of the Companies Act in respect of these accounts, which were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act.

Group Profit and Loss Account

	Notes	2003 £000	2002 £000	2001* £000
		Year ended 31 December		
Turnover	1			
Continuing operations, including joint ventures		**354,050**	225,858	158,787
Share of turnover of continuing joint ventures		**(13,761)**	(7,798)	(9,372)
Ongoing operations		**340,289**	218,060	149,415
Operations to be discontinued		**8,554**	7,654	—
Continuing operations		**348,843**	225,714	149,415
Cost of sales	2	**(292,351)**	(183,456)	(120,289)
Gross profit		**56,492**	42,258	29,126
Administration expenses before operating exceptional items	2	**(36,260)**	(27,861)	(23,267)
Trading profit/(loss) before operating exceptional items				
Ongoing operations		**22,539**	15,647	5,859
Operations to be discontinued		**(2,307)**	(1,250)	—
Continuing operations		**20,232**	14,397	5,859
Operating exceptional items in respect of ongoing operations	3	**(1,995)**	(2,048)	—
Total administration expenses		**(38,255)**	(29,909)	(23,267)
Trading profit/(loss)				
Ongoing operations		**20,544**	13,599	5,859
Operations to be discontinued		**(2,307)**	(1,250)	—
Continuing operations		**18,237**	12,349	5,859
Share of results of:				
Continuing joint venture undertakings		**21**	15	16
Discontinued associated undertakings		**—**	—	317
Operating Profit	5	**18,258**	12,364	6,192
Non-operating exceptional items:	7			
Continuing operations		**36**	71	251
Discontinued operations		**1,049**	—	16,101
Profit on ordinary activities before interest		**19,343**	12,435	22,544
Net interest receivable	8	**920**	2,108	5,628
Profit on ordinary activities before taxation		**20,263**	14,543	28,172
Taxation	9	**104**	(4,515)	(7,188)
Profit on ordinary activities after taxation		**20,367**	10,028	20,984
Equity minority interests		**32**	42	—
Profit attributable to shareholders	10	**20,399**	10,070	20,984
Dividends, including non-equity shares	11	**(2,660)**	(6,809)	(7,689)
Transfer to reserves	26	**17,739**	3,261	13,295
Basic earnings per ordinary share before exceptional items and goodwill	12	**18.6p**	10.4p	6.3p
Basic earnings per ordinary share	12	**19.3p**	9.1p	18.2p
Diluted earnings per ordinary share before exceptional items and goodwill	12	**17.7p**	9.9p	6.0p
Diluted earnings per ordinary share	12	**18.4p**	8.6p	17.4p

* Year ended 31 December 2001 has not been restated to present the operating results of Alvis Moelv AS as "to be discontinued". See Principal Accounting Policies—Basis of consolidation.

Group Balance Sheets

	Notes	31 December 2003 £000	31 December 2002 £000
Fixed assets			
Intangible assets:	13		
(Negative goodwill)/goodwill		**(663)**	255
Tangible assets	14	**50,274**	49,266
Investments			
Interest in assets of joint ventures		**6,738**	3,093
Interest in liabilities of joint ventures		**(6,641)**	(3,018)
		97	75
Investment in associates		**32**	30
Total investments	15	**129**	105
		49,740	49,626
Current assets			
Stocks	16	**51,486**	38,148
Debtors due within one year	17	**36,695**	59,622
Debtors due after one year	17	**2,997**	5,734
Cash at bank and in hand		**100,862**	88,336
		192,040	191,840
Creditors due within one year	18	**(113,855)**	(137,377)
Net current assets		**78,185**	54,463
Total assets less current liabilities		**127,925**	104,089
Creditors due after one year	19	**(40,887)**	(37,860)
Provisions for liabilities and charges	24	**(33,790)**	(32,918)
Equity minority interests		**(49)**	(3)
Net assets employed		**53,199**	33,308
Capital and reserves			
Called up share capital	25	**27,570**	27,265
Share premium account	26	**2,006**	1,164
Capital redemption reserve	26	**37,014**	37,014
Own shares held in trust	26	**(4,788)**	(5,533)
Profit and loss account	26	**(8,603)**	(26,602)
Equity shareholders' funds		**53,199**	33,308

Group Statement of Total Recognised Gains and Losses

	Year ended 31 December		
	2003	2002	2001
	£000	£000	£000
Profit attributable to shareholders, excluding share of profits of joint ventures	**20,382**	10,066	20,733
Share of joint ventures' profit for the year	**17**	4	35
Share of associates' profit for the year	**—**	—	216
Profit attributable to shareholders	**20,399**	10,070	20,984
Exchange difference on retranslation of net assets of subsidiaries	**1,076**	2,660	(1,769)
Exchange difference on loans drawn down for acquisition of subsidiaries	**(806)**	(211)	974
Other recognised gains and losses relating to the year (exchange)	**32**	75	(536)
Total recognised gains and losses relating to the year	**20,701**	12,594	19,653

Group Reconciliation of Movement in Shareholders' Funds

	Year ended 31 December	
	2003	2002
	£000	£000
Profit attributable to shareholders	**20,399**	10,070
Dividends	**(2,660)**	(6,809)
	17,739	3,261
Issue of new shares	**1,147**	595
Redemption of Convertible Cumulative Non-Voting Redeemable Preference shares	**—**	(31,462)
Other recognised gains and losses relating to the year (exchange)	**302**	2,524
Purchase of own shares held in trust	**—**	(584)
Disposal of own shares held in trust	**745**	457
Movement in respect of recognition of costs of options over ordinary shares	**(42)**	77
Net increase/(decrease) in shareholders' funds	**19,891**	(25,132)
Shareholders' funds at beginning of the year	**33,308**	58,440
Shareholders' funds at end of the year	**53,199**	33,308

The opening shareholders' funds at 1 January 2003 have been restated in accordance with the change in accounting for own shares held in trust. The effect was a reduction in shareholders' funds of £5,330,000 from £38,638,000 to £33,308,000 (note 26).

Group Cash Flow Statement

	Notes	Year ended 31 December 2003 £000	2002 £000
Net cash inflow/(outflow) from operating activities	30(a)	**6,919**	(16,076)
Returns on investments and servicing of finance			
Interest received		**4,375**	4,065
Interest paid		**(3,483)**	(1,313)
Interest element of finance lease payments		**(10)**	(8)
Dividends paid on preference shares		**—**	(969)
		882	1,775
Taxation			
Paid		**(3,251)**	(6,171)
Received		**1,905**	189
		(1,346)	(5,982)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	14	**(6,363)**	(5,570)
Sale of tangible fixed assets		**125**	170
		(6,238)	(5,400)
Acquisitions and disposals			
Acquisition of Vickers Defence	30(c)	**15,684**	(17,972)
Net overdraft acquired with Vickers Defence	30(c)	**—**	(1,252)
Disposal of shares in associated undertakings		**—**	269
Costs related to previously disposed of subsidiary undertakings		**(98)**	—
		15,586	(18,955)
Dividends paid on ordinary shares		**6,533**	(5,941)
Management of liquid resources*			
Funds placed on time deposit		**(18,561)**	(8,666)
Maturities of time deposits		**38,196**	86,483
Decrease in funds on deposit		**19,635**	77,817
Financing			
Issue of shares		**1,147**	594
Net change in own shares held in trust		**745**	(127)
Redemption of £1 convertible preference shares		**—**	(31,462)
(Decrease)/increase in debt and lease financing		**(1,789)**	5,274
		103	(25,721)
Increase in cash in the year		**29,008**	1,517
Reconciliation of net cash flow to movement in net funds	30(b)		
Increase in cash in the year		**29,008**	1,517
Add back/(deduct):			
Repayment/(drawdown) of debt and lease financing		**1,789**	(5,274)
Cash taken off short term deposits		**(19,635)**	(77,817)
Change in net funds resulting from cash flows		**11,162**	(81,574)
Exchange differences		**3,507**	5,258
Net funds at beginning of the year		**65,335**	141,651
Net funds at end of the year		**80,004**	65,335

* Liquid resources comprise solely term deposits which do not have a maturity exceeding 6 months.

Principal Accounting Policies

Accounting convention

The accounts have been prepared in accordance with applicable accounting standards using the historical cost convention.

Basis of consolidation

The Group accounts include the accounts of the holding company and its subsidiary undertakings ("subsidiaries") made up to 31 December 2003, together with the appropriate proportions of the results and net assets of associated undertakings ("associates") and joint venture undertakings ("joint ventures").

The results of subsidiaries, associates and joint ventures acquired or disposed of during the year are included from or to the effective date of acquisition or disposal.

It was announced on 29 January 2004 that the Group would close its Norwegian business, Alvis Moelv AS, during 2004. The operating results of Alvis Moelv AS have been disclosed within continuing operations as "to be discontinued" for the year ended 31 December 2003 and comparatives for 2002 have been restated accordingly. Under accounting standards, the closure costs have not been recognised in the year ended 31 December 2003.

The results of the Group's joint ventures are included in accordance with the gross equity method.

Goodwill

The excess of the cost of acquiring subsidiaries, associates and joint ventures over the fair value of the related net assets acquired is goodwill. In accordance with Financial Reporting Standard 10, the goodwill arising on or after 23 December 1998 is capitalised in the balance sheet as an intangible fixed asset. Where goodwill arises on an acquisition by an associate or joint venture of the Group, the goodwill is capitalised as part of the equity value of the associate/joint venture and disclosed within fixed asset investments. Capitalised goodwill is amortised through the profit and loss account over its estimated useful economic life, up to a maximum of twenty years.

Negative goodwill arises where the cost of acquiring subsidiaries, associates and joint ventures is less than the fair value of the net assets acquired. Negative goodwill is capitalised in the balance sheet as an intangible asset, immediately after positive goodwill. Capitalised negative goodwill is amortised through the profit and loss account, as part of operating profit, over the estimated life of the non-monetary assets (including stock) acquired and specific events or contracts which contributed to the negative goodwill.

Goodwill arising on acquisitions prior to 23 December 1998 was taken directly to reserves and has been offset against the retained profit and loss account of the Group.

On the disposal of a business, unamortised goodwill remaining in the balance sheet as an intangible asset or as part of the equity investment of an associate/joint venture or goodwill previously taken directly to reserves is charged to the profit and loss account.

Group turnover

Turnover represents the amounts invoiced by the Group in respect of goods and services provided during the year at agreed or provisional prices, excluding sales between Group undertakings.

Turnover includes a prudent assessment of the value of the work performed on major long term contracts.

Tangible fixed assets

Tangible fixed assets are included at cost. Depreciation is provided on a straight line basis so as to write off the assets over their estimated useful lives mainly at the following rates:

Freehold land	Nil
Freehold and long leasehold buildings	2%
Short leasehold buildings	Term of lease
Plant, machinery and fixtures	10%–25%

Principal Accounting Policies (continued)

Leasing

Certain items of plant and equipment are financed by leasing arrangements which give rights that approximate to ownership. These are included in the balance sheet as fixed assets at cost less depreciation and the interest element is charged in the profit and loss account over the period of the lease in proportion to the balance of capital repayments outstanding. The costs of operating leases are charged on a straight line basis over the lease term.

Research and development

Expenditure recoverable under customer funded design and development contracts is included in work in progress. Expenditure on the development of specific products is carried forward as an intangible fixed asset when its recoverability can be foreseen with reasonable assurance, and is amortised in line with the future life of the product. Research and general development expenditure not recoverable under contract is written off in the year in which it is incurred.

Stocks

Stocks are valued at the lower of cost and net realisable value, less any foreseeable losses and payments received on account. Cost comprises prime costs of direct labour and materials together with attributable production overheads.

Major contracts of a duration in excess of one year are classified as long term contracts. A prudent assessment of work performed on major long term contracts, valued at cost plus attributable profit, is included in debtors, net of related progress payments. Payments on account received from customers in excess of the work in progress value of the related contract are shown as advance receipts within creditors.

Pensions

The Group currently accounts for pension costs in accordance with the requirements of Statement of Standard Accounting Practice (SSAP) 24.

Additional disclosures in accordance with Financial Reporting Standard (FRS) 17 Retirements Benefits have been made in the Notes to the Accounts set out below.

During the course of the year, the Group operated a defined benefit pension scheme in the UK, namely the Alvis Pension Scheme. Contributions to the scheme are made by employees and Group companies.

The assets of the scheme are held in trust separate from the Group's finances and are managed by external professional fund managers. An independent valuation is carried out at least every three years. The expected regular cost of providing retirement benefits is assessed by external professional actuaries and attributed to individual years using the projected unit method. Variations in pension cost arising from subsequent actuarial valuations are amortised over the remaining service lives of the employees concerned, assumed to be 15 years.

Overseas, the Group operates a number of pension plans, both on a defined contribution and defined benefit basis. The amount charged to the profit and loss account for defined contribution schemes is the contribution payable for the period. For funded defined benefit schemes, the levels of contribution are determined by independent third parties and charged to the profit and loss account as incurred. For the unfunded element of the multi-employer defined benefit scheme in Sweden, the liability is determined by an independent actuary and is recorded in the balance sheet. The movement in the liability for the period is charged to the profit and loss account.

Taxation

The Group adopted FRS 19 Deferred Tax during the year ended 31 December 2002, which had no material impact on the level of deferred tax as provided for by the Group.

Deferred tax is recognised in respect of all timing differences that have arisen but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

- provision is only made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, and gains on disposal of fixed assets that have been rolled over into replacement assets, to the extent that, at the balance sheet date, there is a binding agreement to dispose of the

assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets;

- deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted; and
- provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Foreign currencies

Transactions in foreign currencies are recorded at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate ruling on the balance sheet date or, if appropriate, at a forward exchange contract rate. Profits and losses of subsidiaries, branches, associates and joint ventures which have currencies of operation other than sterling are translated into sterling at average rates of exchange except for material transactions which are translated at the rate ruling on the date of transaction. Exchange differences arising from the retranslation of the opening net assets of subsidiaries, branches, associates and joint ventures which have currencies of operation other than sterling and any related loans designated as a hedge are taken to reserves together with the differences arising between the profit and loss accounts translated at average or actual rates and the rates ruling at the year end. Other exchange differences are taken to the profit and loss account.

Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to fluctuations in foreign exchange rates.

Where the Group has entered into a forward contract to reduce or eliminate a foreign currency exposure on a future transaction arising from a contracted commitment, the hedged item is accounted for using the forward exchange rate.

Share options

In accordance with Urgent Issues Task Force Abstract 25, National Insurance Contributions on Share Option Gains, the Group provides for the employer's national insurance liability over the vesting period of the options by reference to the year end mid-market price of the ordinary shares of the Company. The cost is charged as part of the operating profit in the profit and loss account.

In accordance with Urgent Issues Task Force Abstract 17, Employee Share Schemes, the Group charges the discount between the option price and market value on grant date. The cost is charged as part of the operating profit in the profit and loss account, over the vesting period of the option with the accrual credited to shareholders' funds. The Group has taken advantage of the exemption offered in Urgent Issues Task Force Abstract 17 from charging to the profit and loss account the discount in respect of approved employee SAYE schemes.

Own shares held in trust

In accordance with Urgent Issues Task Force Abstract 38, Accounting for ESOP Trusts, the Group discloses the investment in own shares (held within the Alvis Employee Benefit Trust) as a deduction from shareholders' funds. Previously, own shares were disclosed within fixed assets as an investment. Comparatives have been restated accordingly.

1. Turnover, operating profit and net assets

a) Turnover by destination:

	Year ended 31 December 2003			Year ended 31 December 2002			Year ended 31 December 2001
	Ongoing operations	Operations to be discontinued	Continuing operations	Ongoing operations	Operations to be discontinued	Continuing operations	Continuing operations*
	£000	£000	£000	£000	£000	£000	£000
United Kingdom	**127,618**	**3,711**	**131,329**	43,919	2,353	46,272	43,083
Rest of Europe .	**177,493**	**4,821**	**182,314**	111,441	5,173	116,614	89,002
North America .	**1,145**	**22**	**1,167**	845	128	973	1,529
South America .	**31**	**—**	**31**	48	—	48	97
Africa	**29,173**	**—**	**29,173**	6,771	—	6,771	1,372
Asia	**18,211**	**—**	**18,211**	62,723	—	62,723	23,513
Australasia	**379**	**—**	**379**	111	—	111	191
	354,050	**8,554**	**362,604**	225,858	7,654	233,512	158,787

* Year ended 31 December 2001 has not been restated to present the operating results of Alvis Moelv AS as "to be discontinued". See Principal Accounting Policies—Basis of consolidation.

Turnover for the years ended 31 December 2003, 2002 and 2001 is all in respect of specialist vehicles activity.

Turnover of continuing operations to the Rest of Europe includes the Group's share of turnover of continuing joint venture operations of £13,761,000 (2002: £7,798,000; 2001: £9,372,000).

b) By origin and activity:

Year ended 31 December 2003

	Turnover	Operating profit/(loss)	Net assets
	£000	£000	£000
Ongoing operations:			
United Kingdom . . .	**136,591**	**4,778**	**(15,644)**
Rest of Europe . . .	**177,470**	**19,639**	**18,028**
South Africa . . .	**30,783**	**224**	**8,252**
	344,844	**24,641**	**10,636**
Operations to be discontinued:			
Rest of Europe . . .	**8,554**	**(2,307)**	**3,035**
Exclude continuing operation turnover between geographical segments:			
United Kingdom sales to Rest of Europe . . .	**(2,025)**		
United Kingdom sales to South Africa . . .	**(12)**		
Rest of Europe sales to United Kingdom . . .	**(1,790)**		
Rest of Europe sales to South Africa . . .	**(16)**		
South Africa sales to Rest of Europe . . .	**(21)**		
Exclude operation to be discontinued turnover between geographical segments:			
United Kingdom sales to Rest of Europe . . .	**(691)**		
	348,843	**22,334**	**13,671**
Unallocated . . .	**—**	**(2,102)**	**39,399**
		20,232	
Operating exceptionals (in respect of United Kingdom) . . .		**(1,995)**	**—**
Continuing joint ventures . . .	**13,761**	**21**	**97**
Continuing associates . . .		**—**	**32**
	362,604	**18,258**	**53,199**

1. Turnover, operating profit and net assets (continued)

All of the above are in respect of continuing operations. The operating profit of continuing operations includes negative goodwill amortisation of £1,386,000. The operating profit of the United Kingdom operations is after crediting £1,934,000 of negative goodwill amortisation.

Year ended 31 December 2002

	Turnover	Operating profit/(loss)	Net assets
	£000	£000	£000
Ongoing operations:			
United Kingdom	107,459	4,920	(12,687)
Rest of Europe	104,064	12,403	25,643
South Africa	6,793	75	8,529
	218,316	17,398	21,485
Operations to be discontinued:			
Rest of Europe	7,654	(1,250)	9,330
Exclude continuing operation turnover between geographical segments:			
United Kingdom sales to Rest of Europe	(30)		
South Africa sales to United Kingdom	(226)		
	225,714	16,148	30,815
Unallocated	—	(1,751)	2,388
		14,397	
Operating exceptionals (in respect of United Kingdom)		(2,048)	
Continuing joint ventures	7,798	15	75
Continuing associates		—	30
	233,512	12,364	33,308

All of the above are in respect of continuing operations. Operating profit of continuing operations includes goodwill amortisation of £2,000.

Year ended 31 December 2001

	Turnover	Operating profit/(loss)
	£000	£000
Ongoing operations:		
United Kingdom	69,628	2,236
Rest of Europe	79,787	5,777
Continuing operations	149,415	8,013
Unallocated	—	(2,154)
		5,859
Continuing joint ventures	9,372	16
Discontinued associates		317
	158,787	6,192

Continuing operations are in respect of specialist vehicles activity. Operating results have not been restated to present the operating results of Alvis Moelv AS as "to be discontinued". See Principal Accounting Policies—Basis of consolidation.

Unallocated costs comprise head office costs and consolidation adjustments. Unallocated net assets comprise non-operating and interest bearing assets and liabilities which include the Group's cash, advance receipts and loans.

2. Cost of sales and administration expenses before operating exceptional items

	Ongoing operations	Operations to be discontinued	Continuing operations
	£000	£000	£000
Year ended 31 December 2003			
Cost of sales	**282,771**	**9,580**	**292,351**
Administration expenses before operating exceptional items	**35,177**	**1,083**	**36,260**
Year ended 31 December 2002			
Cost of sales	176,080	7,376	183,456
Administration expenses before operating exceptional items	26,333	1,528	27,681
Year ended 31 December 2001*			
Cost of sales	120,289	—	120,289
Administration expenses before operating exceptional items	23,267	—	23,267

* Year ended 31 December 2001 has not been restated to present the operating results of Alvis Moelv AS as "to be discontinued". See Principal Accounting Policies—Basis of consolidation.

All of the above are in respect of specialist vehicles activity. The administration expenses of continuing operations are net of negative goodwill amortisation of £1,386,000 (2002: £2,000 goodwill amortisation; 2001: £nil). The total administration expenses as disclosed in the Group profit and loss account are after including the operating exceptional items (note 3).

3. Operating exceptional items

During the year ended 31 December 2003, £1,995,000 was charged (2002: £2,048,000; 2001: £nil) in respect of reorganisation at Alvis Vickers following the acquisition of Vickers Defence on 30 September 2002. This charge was all in respect of ongoing operations.

4. Staff costs

a) Staff costs (including Executive Directors):

	Year ended 31 December		
	2003	2002	2001
	£000	£000	£000
Wages and salaries	**64,780**	41,436	33,343
Social security costs	**11,497**	8,155	8,098
Other pension costs (note 28)	**5,752**	3,144	1,648
	82,029	52,735	43,089

b) Average number of employees:

	Number	Number	Number
Production	**2,213**	1,407	1,138
Selling and administration	**591**	476	375
	2,804	1,883	1,513

5. Operating profit

	Year ended 31 December		
	2003	2002	2001
	£000	£000	£000
Operating profit is stated after charging/(crediting) the following:			
(Negative goodwill)/goodwill amortisation	**(1,386)**	2	—
Depreciation of tangible fixed assets:			
—owned	**7,258**	5,409	4,405
—leased	**79**	146	276
Operating lease rentals:			
—plant	**435**	582	657
—other	**1,469**	980	927
Auditors' remuneration (note 6):			
—audit fees—UK	**218**	184	126
—audit fees—overseas	**82**	50	43
—non-audit fees—UK	**17**	8	7
—non-audit fees—overseas	**17**	30	8
Private venture research and development	**6,056**	5,446	4,886

6. Auditors' remuneration

	Year ended 31 December 2003			Year ended 31 December 2002		
	UK	Overseas	Total	UK	Overseas	Total
	£000	£000	£000	£000	£000	£000
Audit services						
Statutory audit fee	**218**	**82**	**300**	184	50	234
Other assurance services	**8**	**4**	**12**	8	—	8
	226	**86**	**312**	192	50	242
Further assurance services						
Due diligence work in respect of the acquisition of Vickers OMC (part of Vickers Defence)	**—**	**—**	**—**	49	—	49
Working capital report in respect of the acquisition of Vickers Defence	**—**	**—**	**—**	185	—	185
	—	**—**	**—**	234	—	234
Tax services						
Compliance services	**—**	**1**	**1**	—	3	3
Advisory services	**6**	**8**	**14**	—	4	4
	6	**9**	**15**	—	7	7
Other services						
Assistance in respect of commercial contracts	**—**	**—**	**—**	—	5	5
Pensions	**3**	**—**	**3**	—	4	4
Other	**—**	**4**	**4**	—	14	14
	3	**4**	**7**	—	23	23
Total	**235**	**99**	**334**	426	80	506
The above remuneration was charged as follows:						
Within operating profit (note 5)	**235**	**99**	**334**	192	80	272
Within goodwill on the acquisition of Vickers Defence	**—**	**—**	**—**	234	—	234
	235	**99**	**334**	426	80	506

All of the above amounts related to services provided by Ernst & Young LLP.

6. Auditors' remuneration (continued)

Explanation for engaging auditors on significant non-audit services

During the year ended 31 December 2002, Ernst & Young LLP were engaged in relation to the acquisition of Vickers Defence to confirm the existence of adequate working capital facilities within the enlarged group. It is a requirement that the circular issued to shareholders in connection with the acquisition contained such a confirmation by a firm of accountants. Ernst & Young LLP were chosen for this work due to their existing knowledge of the systems, business issues and forecasting processes of the Alvis Group.

Alongside this working capital review in South Africa, Ernst & Young LLP conducted a due diligence review of Vickers OMC. The choice of Ernst & Young LLP avoided duplicated work and provided a review of the business independent from the incumbent auditors.

Fees to accounting firms other than Ernst & Young LLP for non-audit services amounted to £124,116 in 2003 (2002: £111,741 of which £89,561 was in respect of the acquisition of Vickers Defence).

7. Non-operating exceptional items

	Year ended 31 December		
	2003	2002	2001
	£000	£000	£000
Continuing operations:			
Profit on disposal of fixed assets	**36**	71	251
Discontinued operations:			
Recognition of deferred consideration on the disposal of Barracuda Technologies AB	**1,147**	—	—
Costs in respect of previously divested businesses	**(98)**	—	—
Profit on disposal of the businesses of Alvis Logistics	**—**	—	44
Profit on the disposal of shareholding in Avimo Group Limited	**—**	—	16,057
	1,049	—	16,101
	1,085	71	16,352

8. Net interest receivable

	Year ended 31 December		
	2003	2002	2001
	£000	£000	£000
Interest payable on:			
Bank loans and overdrafts	**(825)**	(232)	(470)
Other loans	**(1,530)**	(1,361)	(1,162)
Finance charges payable under finance leases	**(10)**	(8)	(20)
	(2,365)	(1,601)	(1,652)
Interest receivable	**3,279**	3,705	7,291
Net group interest receivable	**914**	2,104	5,639
Net joint venture interest receivable	**6**	4	19
Net associate interest payable	**—**	—	(30)
Net interest receivable	**920**	2,108	5,628

9. Taxation

	Year ended 31 December		
	2003	2002	2001
	£000	£000	£000
The taxation (credit)/charge based on the results for the year is analysed as follows:			
Current tax:			
UK Corporation tax for the current year	**3,768**	2,881	3,831
Double Taxation Relief	**(2,162)**	—	—
Overseas tax for the current year	**4,005**	2,822	1,530
	5,611	5,703	5,361
UK Corporation tax for prior years	**(6,535)**	(648)	—
Overseas tax for the prior year	**—**	34	—
	(6,535)	(614)	—
Total current tax	**(924)**	5,089	5,361
Deferred tax:			
UK deferred tax for the current year	**(694)**	(1,362)	1,309
Overseas deferred tax for current year	**1,444**	643	447
	750	(719)	1,756
UK deferred tax for prior years	**60**	130	—
Total deferred tax	**810**	(589)	1,756
Share of joint ventures' tax	**10**	15	—
Share of associates' tax	**—**	—	71
	(104)	4,515	7,188

The effective tax rate for the Group is a credit of just under 1% (2002: tax charge rate of 31%; 2001: tax charge rate of 26%). The Group's standard rate for current tax for year ended 31 December 2003 is 28.3% charge (2002: 28.5% charge; 2001: 29.5% charge), based upon the weighted average of profits before tax. This is based upon the following standard rates of taxation.

	2003	2002	2001
	%	%	%
UK	**30**	30	30
Sweden	**28**	28	28
South Africa	**30**	30	N/A

9. Taxation (continued)

The current tax credit (2002: charge; 2001: charge) for the period is below the Group's standard rate for the reasons set out below:

	Year ended 31 December		
	2003	2002	2001
	£000	£000	£000
Profit before tax	**20,263**	14,543	28,172
Tax on ordinary profit at Group standard rate	**5,739**	4,150	8,305
Factors affecting charge:			
Disallowable expenses	**957**	306	(288)
Non-taxable negative goodwill	**(548)**	—	—
Capital allowances in excess of depreciation for the year	**(330)**	(599)	(364)
Losses arising in current year not recognised	**237**	500	—
Indexation on capital gains			(867)
Deferred tax previously provided on intragroup gain	**—**	1,252	—
Swedish statutory taxation reserve	**(698)**	(517)	(40)
Other short term timing differences	**237**	601	(1,419)
Prior year movements	**(6,535)**	(614)	—
Other	**17**	10	34
Current tax charge for the year	**(924)**	5,089	5,361

Included within the taxation charge above is a non-operating exceptional tax charge of £304,000 (2002: charge of £22,000; 2001: £3,924,000) and also an operating exceptional tax credit in respect of the reorganisation costs charged within Alvis Vickers of £599,000 (2002: £614,000; 2001: £nil).

Factors that may affect future tax charges:

the Group will benefit from the tax effect of Research and Development credits in the UK, thereby reducing the current tax rate. No provision has yet been made for the effect of these credits;

the Group's Norwegian operation has generated losses in the past. The utilisation of these losses is unlikely following announcement of closure of the operation. A deferred tax asset in respect of the losses has therefore not been recognised; and

no provision has been made for deferred taxation on gains recognised on the sale of properties where potentially taxable gains have been rolled over into replacement assets. The total amount unprovided is £2.2m (2002: £2.2m). Such tax would become payable if the replacement assets were sold. At present it is not envisaged that any tax will become payable.

10. Profit attributable to shareholders

As permitted by section 230(1) of the Companies Act 1985, the Company has not presented its own profit and loss account as part of these accounts.

11. Dividends

	Year ended 31 December		
	2003	2002	2001
	£000	£000	£000
Ordinary shares			
Interim: 2.5p per share (2002: 2.3p; 2001: 2.1p)	**2,660**	2,399	2,187
Proposed final: nil pence per share (2002: 3.7p; 2001: 3.4p)	**—**	3,873	3,544
Total: 2.5p per share (2002: 6.0p; 2001: 5.5p)	**2,660**	6,272	5,731
Preference shares			
Convertible preference dividend paid	**—**	537	1,958
	2,660	6,809	7,689

The Alvis Employee Benefit Trust waived its right to dividends paid and declared on ordinary shares during all three years.

12. Earnings per ordinary share

	Profit for the year			Weighted average number of shares			Earnings per share		
	Year ended 31 December			Year ended 31 December			Year ended 31 December		
	2003	2002	2001	2003	2002	2001	2003	2002	2001
	£000	£000	£000	number	number	number	pence	pence	pence
Basic earnings per share before all exceptional items and goodwill	**19,628**	10,920	6,598	**105,618,458**	104,212,752	104,499,015	**18.6**	10.4	6.3
Operating exceptional items	**(1,995)**	(2,048)	—						
Tax on operating exceptional items	**599**	614	—						
Non-operating exceptional items	**1,085**	71	16,352						
Tax on non-operating exceptional items	**(304)**	(22)	(3,924)						
Goodwill amortisation	**1,386**	(2)	—						
Basic earnings per share	**20,399**	9,533	19,026	**105,618,458**	104,212,752	104,499,015	**19.3**	9.1	18.2
Effect of dilutive securities:									
Employee share option schemes				**1,349,868**	1,459,045	805,961			
Alvis Employee Benefit Trust				**3,642,440**	4,444,463	4,032,230			
Diluted earnings per share	**20,399**	9,533	19,026	**110,610,766**	110,116,260	109,337,206	**18.4**	8.6	17.4
Operating exceptional items	**1,995**	2,048	—						
Tax on operating exceptional items	**(599)**	(614)	—						
Non-operating exceptional items	**(1,085)**	(71)	(16,352)						
Tax on non-operating exceptional items	**304**	22	3,924						
Goodwill amortisation	**(1,386)**	2	—						
Diluted earnings per share before all exceptional items and goodwill	**19,628**	10,920	6,598	**110,610,766**	110,116,260	109,337,206	**17.7**	9.9	6.0

The calculation of the basic earnings per share is based upon profit attributable to shareholders of £20,399,000 (2002: £10,070,000; 2001: £20,984,000) less convertible preference dividends of £nil (2002: £537,000; 2001: £1,958,000).

The earnings per ordinary share before all exceptional items (including the reorganisation costs at Alvis Vickers) and goodwill have been calculated in addition to the earnings per ordinary share required by Financial Reporting Standard 14 as, in the opinion of the Directors, this will allow shareholders to consider the results of the Group on a comparable basis.

In calculating the basic earnings per ordinary share the weighted average number of shares in issue excludes the shares held by the Alvis Employee Benefit Trust at 31 December 2003 of 3,642,440 (2002: 4,444,463; 2001: 4,407,230).

The convertible preference shares were non-dilutive for the year ended 31 December 2001. They were fully redeemed in 2002 and are no longer relevant to the diluted earnings per share calculation.

13. Intangible assets

During the year ended 31 December 2002, goodwill arising on the acquisition of Vickers Defence was £257,000. As at 31 December 2002, the net book value of the goodwill was £255,000 after goodwill amortisation charged to the profit and loss account (note 5) in the last quarter of 2002 of £2,000. It was stated in the 2002 Annual Report that the calculation of goodwill included estimated fair values. The fair values have now been finalised (note 30(c)) resulting in an adjustment to the goodwill of £2,304,000 resulting in negative goodwill of £2,047,000. During the year ended 31 December 2003, £1,386,000 of negative goodwill has been credited to the profit and loss account as part of the operating profit (note 5) resulting in cumulative negative goodwill amortisation of £1,384,000. The net book value of negative

13. Intangible assets (continued)

goodwill at 31 December 2003 of £663,000 is to be amortised to the profit and loss account over the next three years, with the majority being credited in 2004. The amortisation of negative goodwill to the profit and loss account is in line with the expected realisation of the acquired stock and fixed assets and specific events or contracts which contributed to the negative goodwill.

14. Tangible fixed assets

	Freehold land and buildings	Long leasehold land and buildings	Short leasehold land and buildings	Plant machinery and fixtures	Total
	£000	£000	£000	£000	£000
Cost					
At 31 December 2002	36,736	1,307	—	36,537	74,580
Additions	810	—	637	4,916	6,363
Disposals	(8)	—	—	(630)	(638)
Exchange	1,685	—	—	1,515	3,200
At 31 December 2003	**39,223**	**1,307**	**637**	**42,338**	**83,505**
Depreciation					
At 31 December 2002	(5,264)	(137)	—	(19,913)	(25,314)
Charge for the year	(1,759)	(26)	—	(5,552)	(7,337)
Eliminated on disposals	—	—	—	549	549
Exchange	(327)	—	—	(802)	(1,129)
At 31 December 2003	**(7,350)**	**(163)**	**—**	**(25,718)**	**(33,231)**
Net book values					
At 31 December 2003	**31,873**	**1,144**	**637**	**16,620**	**50,274**
At 31 December 2002	31,472	1,170	—	16,624	49,266

	At 31 December		
	2003	2002	2001
	£000	£000	£000
Group capital expenditure authorisations			
Contracted	**441**	204	904

15. Investments

	31 December	
	2003	2002
	£000	£000
Associates	**32**	30
Joint ventures	**97**	75
	129	105

	Associates	Joint ventures	Total
	£000	£000	£000
Analysis of movements in the year:			
At 31 December 2002	30	75	105
Other net movements (exchange)	2	5	7
Share of retained profit for the year	—	17	17
At 31 December 2003	**32**	97	129

15. Investments (continued)

The principal Alvis Group trading undertakings are all 100% indirectly held subsidiaries of the Company with the exception of Alvis South Africa (Pty) Limited which is a 75% indirectly held subsidiary.

Principal joint ventures as at 31 December 2003 were as follows:

	Country of incorporation	% of ordinary share capital held by group	Nature of business
ARTEC	Germany	33.3	Development of MRAV
Patria Hägglunds Oy	Finland	50.0	Supply of armoured vehicles

There were no principal associates as at 31 December 2003 or 2002. During 2001, the Group sold its interest in its Chinese associate, Tianjin Hägglunds Offshore Industrial Co. Ltd, which was held through its 100% subsidiary Alvis Hägglunds AB.

16. Stocks

	31 December 2003	31 December 2002
	£000	£000
Raw materials and consumables	**26,610**	25,187
Work in progress	**76,206**	49,534
Finished goods	**17,411**	8,128
	120,227	82,849
Payments on account	**(68,741)**	(44,701)
	51,486	38,148

17. Debtors

	31 December 2003	31 December 2002
	£000	£000
Due within one year:		
Trade debtors	**30,070**	37,100
Other debtors	**3,472**	20,686
Prepayments and accrued income	**3,153**	1,836
	36,695	59,622
Due after one year:		
Trade debtors	—	1,165
Other debtors	**31**	50
Prepayments and accrued income	**2,966**	4,519
	2,997	5,734
Total debtors	**39,692**	65,356

Included in trade debtors is £32.0m (2002: £38.1m) of invoiced long term contract costs less £23.9m (2002: £21.4m) of payments on account.

Prepayments and accrued income due after one year include £2.4m (2002: £4.0m) in respect of the actuarial surpluses arising on the Group's UK defined benefit pension scheme.

18. Creditors due within one year

	Notes	31 December 2003 £000	31 December 2002 £000
Current instalments due on loans	20	**706**	791
Bank overdrafts		**—**	1,358
Advance receipts		**17,714**	43,478
Trade creditors		**61,408**	52,309
Finance lease obligations	20	**144**	99
Other creditors		**2,428**	10,245
Taxation		**2,534**	6,439
Payroll and other taxes including social security		**5,674**	2,961
Accruals and deferred income		**23,247**	15,826
Dividends		**—**	3,871
		113,855	137,377

19. Creditors due after one year

	Notes	31 December 2003 £000	31 December 2002 £000
Secured loans	20	**—**	4,673
Unsecured loans		**19,944**	16,018
Advance receipts		**20,621**	16,763
Other creditors		**258**	344
Finance lease obligations	20	**64**	62
		40,887	37,860

20. Secured creditors

Included within creditors are secured creditors as follows:

	31 December 2003 £000	31 December 2002 £000
Creditors due within one year:		
Loan	**—**	519
Finance Leases	**144**	99
	144	618
Creditors due after one year:		
Loan	**—**	4,673
Finance Leases	**64**	62
	64	4,735
	208	5,353

The loan was secured over the assets of the Company and the Group. This security was released by Lloyds TSB during 2003 on renewal of the Group's banking facilities, being replaced by an omnibus guarantee and set-off agreement. The finance leases are secured over the related leased assets.

21. Bank loans and overdrafts

	31 December 2003 £000	31 December 2002 £000
Amounts falling due:		
In one year or less or on demand:		
Bank overdrafts	—	1,358
Secured loan	—	519
Other unsecured loans	**706**	272
	706	2,149
Between one and two years:		
Secured loan	—	1,038
Other unsecured loans	**1,570**	271
Unsecured loan note	**15,000**	15,000
	16,570	16,309
Between two and five years:		
Secured loan	—	3,635
Other unsecured loans	**3,374**	747
	3,374	4,382
Total amounts falling due after one year	**19,944**	20,691
	20,650	22,840
Loans are analysed as follows:		
Bank overdrafts	—	1,358
Secured loan	—	5,192
Other unsecured loans	**5,650**	1,290
Unsecured loan note	**15,000**	15,000
	20,650	22,840

Other unsecured loans include:

(i) South African Rand (ZAR) 74,026,000 loan drawn down from Lloyds TSB in order to acquire the 75% interest in the equity share capital and shareholder loan of Alvis South Africa (Pty) Limited (formerly Vickers OMC) as part of the acquisition of Vickers Defence. The loan is repayable in bi-annual instalments over a five year period with the facility expiring in July 2007. Interest is incurred on the loan at 0.8% above the London Inter-bank Offering Rate (LIBOR) for ZAR, equating to 9.3% at 31 December 2003.

(ii) Minority shareholders' interest in the shareholder loan of Alvis South Africa (Pty) Limited. This loan is repayable over five years from 1 October 2002. The interest rate payable on this debt by Alvis South Africa (Pty) Limited is at the ZAR Prime Rate.

The unsecured loan note was issued to GKN plc on 2 November 1998 for an initial fixed period of three and a half years at a fixed rate of 7.75%. In February 2002, the Company exercised its option to extend the loan for a further three and a half years to 30 September 2005 at a fixed rate of 8.85%. The unsecured loan note has been disclosed as wholly repayable between one and two years in view of this extension.

21. Bank loans and overdrafts (continued)

The undrawn facilities in respect of which all conditions have been met for the Group and the Company at 31 December 2003 were as follows:

	£ Sterling	Swedish Krona	South African Rand
	£000	£000	£000
Expiring in one year or less	60,000	88,756	3,358
Expiring in more than one year but not more than two years	—	—	268
Expiring in more than two years	—	—	803
	60,000	88,756	4,429

The facilities are for both borrowing and bonding requirements.

22. Financial instruments

Short term debtors and creditors have been excluded from the following disclosures except for the analysis of net currency exposures.

a) Interest rate and currency profile of financial assets and liabilities

At 31 December 2003	£ Sterling	Swedish Krona	US$	South African Rand	Other	Total
	£000	£000	£000	£000	£000	£000
Financial assets:						
Cash and deposits, all at floating rates	**85,657**	**12,422**	**1,425**	**104**	**1,254**	**100,862**
Financial liabilities:						
Finance Leases	—	**(208)**	—	—	—	**(208)**
Other unsecured loans	—	—	—	**(5,650)**	—	**(5,650)**
Unsecured loan stock	**(15,000)**	—	—	—	—	**(15,000)**
	(15,000)	**(208)**	—	**(5,650)**	—	**(20,858)**
At floating rate	—	**(208)**	—	**(5,650)**	—	**(5,858)**
At fixed rate	**(15,000)**	—	—	—	—	**(15,000)**
Weighted average fixed interest rate (%)	**8.85**					
Weighted average period for which rate is fixed (years)	**1.75**					
Net total	**70,657**	**12,214**	**1,425**	**(5,546)**	**1,254**	**80,004**
At floating rate	**85,657**	**12,214**	**1,425**	**(5,546)**	**1,254**	**95,004**
At fixed rate	**(15,000)**	—	—	—	—	**(15,000)**
	70,657	**12,214**	**1,425**	**(5,546)**	**1,254**	**80,004**

22. Financial instruments (continued)

At 31 December 2002	£ Sterling	Swedish Krona	US$	South African Rand	Other	Total
	£000	£000	£000	£000	£000	£000
Financial assets:						
Cash and deposits, all at floating rates	25,805	30,884	1,816	—	29,831	88,336
Financial liabilities:						
Bank overdrafts	—	—	—	(1,358)	—	(1,358)
Secured loans and finance leases	—	(161)	—	(5,192)	—	(5,353)
Other unsecured loans	—	—	—	(1,290)	—	(1,290)
Unsecured loan stock	(15,000)	—	—	—	—	(15,000)
	(15,000)	(161)	—	(7,840)	—	(23,001)
At floating rate	—	(161)	—	(7,840)	—	(8,001)
At fixed rate	(15,000)	—	—	—	—	(15,000)
Weighted average fixed interest rate (%)	8.85					
Weighted average period for which rate is fixed (years)	2.75					
Net total	10,805	30,723	1,816	(7,840)	29,831	65,335
At floating rate	25,805	30,723	1,816	(7,840)	29,831	80,335
At fixed rate	(15,000)	—	—	—	—	(15,000)
	10,805	30,723	1,816	(7,840)	29,831	65,335

Interest payments on the floating rate assets and liabilities are determined at intervals of less than one year by reference to appropriate benchmark rates applicable in the relevant currency or market, such as LIBOR and STIBOR.

b) Currency exposure of net assets

Gains and losses arising from these structural currency exposures are recognised in the statement of total recognised gains and losses.

The analysis below shows the Group's currency exposures in respect of transactional exposures (non-structural currency exposure) that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the net monetary assets and liabilities of the Group that were not denominated in the operating (or "functional") currency of the operating unit involved.

The currency exposures at 31 December 2003 were as follows:

Functional currency of Group operation

	£ Sterling	Swedish Krona	US$	South African Rand	Other	Total
	£000	£000	£000	£000	£000	£000
£ Sterling	**—**	**(165)**	**972**	**(629)**	**(1,310)**	**(1,132)**
Swedish Krona	**—**	**—**	**(289)**	**—**	**1,284**	**995**
South African Rand	**—**	**—**	**—**	**—**	**—**	**—**
Total	**—**	**(165)**	**683**	**(629)**	**(26)**	**(137)**

22. Financial instruments (continued)

The currency exposures at 31 December 2002 were as follows:

Functional currency of Group operation

	£ Sterling	Swedish Krona	US$	South African Rand	Other	Total
	£000	£000	£000	£000	£000	£000
£ Sterling	—	—	1,707	(1,322)	(786)	(401)
Swedish Krona	(278)	—	330	—	870	922
South African Rand	—	—	—	—	—	—
Total	(278)	—	2,037	(1,322)	84	521

The amounts shown in the table above, take into account the effect of forward foreign currency contracts entered into to manage these currency exposures.

c) Fair values

The estimated fair value of the Group's financial instruments are summarised below:

	At 31 December 2003		At 31 December 2002	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	£000	£000	£000	£000
Primary financial instruments held or issued to finance the Group's operations:				
Cash	**100,862**	**100,862**	88,336	88,336
Overdrafts	**—**	**—**	(1,358)	(1,358)
Loans due within one year	**(706)**	**(706)**	(791)	(791)
Loans due after one year	**(19,944)**	**(20,067)**	(20,691)	(20,854)
Finance leases (due within and after one year)	**(208)**	**(208)**	(161)	(161)
Derivative financial instruments held to hedge currency exposures on long term contracts:				
Forward foreign exchange contracts	**—**	**(6,021)**	—	(2,678)

Market values have been used to determine the fair value of forward foreign exchange contracts held to manage currency exposure. The fair values of all other items have been calculated by discounting the expected future cash flows at prevailing interest rates.

d) Hedges of future transactions

The Group held contracts to exchange the following foreign currency amounts:

	Contract amount at 31 December	
	2003	2002
	£000	£000
Contracts to sell foreign currency against sterling	**72,551**	19,480
Contracts to purchase foreign currency against sterling	**23,734**	34,595
Contracts to sell/purchase foreign currency against other foreign currency	**4,337**	19,725

22. Financial instruments (continued)

Unrecognised gains and losses on hedges on future transactions:

	Gains	Losses	Net gains/ (losses)
	£000	£000	£000
At 31 December 2001	5,402	(9,269)	(3,867)
Arising in previous year and recognised during 2002	(83)	161	78
Arising before 31 December 2001 and not recognised during 2002	5,319	(9,108)	(3,789)
Arising in 2002 and not recognised during the year	(3,709)	4,820	1,111
At 31 December 2002	1,610	(4,288)	(2,678)
Arising in previous year and recognised during 2003	(344)	(1,226)	(1,570)
Arising before 31 December 2002 and not recognised during 2003	1,266	(5,514)	(4,248)
Arising in 2003 and not recognised during the year	648	(2,421)	(1,773)
At 31 December 2003	**1,914**	**(7,935)**	**(6,021)**
Expected to be recognised:			
In one year or less	1,267	(4,061)	(2,794)
Between one and two years	383	(2,276)	(1,893)
Between two and three years	245	(901)	(656)
Between three and four years	19	(341)	(322)
Between four and five years	—	(340)	(340)
Later than five years	—	(16)	(16)
	1,914	(7,935)	(6,021)

The above contracts are all forward exchange rate contracts designed to hedge known purchases and sales on trading contracts which are in currencies other than the functional currency of the respective reporting business units.

23. Obligations under leases and hire purchase contracts

Amounts due under finance leases and hire purchase contracts:

	31 December	
	2003	2002
	£000	£000
Amounts payable:		
Within one year	**144**	99
Between one and two years	**51**	50
Between two and five years	**13**	12
	208	161

At the year end the annual commitments under non cancellable operating leases were as follows:

	Land and buildings 31 December		Other 31 December	
	2003	2002	2003	2002
	£000	£000	£000	£000
Operating leases which expire:				
Within one year	**138**	266	**65**	330
Between one and five years	**170**	241	**330**	278
After five years	**1,142**	632	**—**	—
	1,450	1,139	**395**	608

24. Provisions for liabilities and charges

	Reorganisation provision	Deferred taxation	Pension provisions	Other trading provisions	Total
	£000	£000	£000	£000	£000
At 31 December 2002	1,532	3,320	10,181	17,885	32,918
Charged in period	735	810	730	2,904	5,179
Released	—	—	—	(1,147)	(1,147)
Utilised	(1,565)	—	—	(2,918)	(4,483)
Acquisition of Vickers Defence	—	—	—	(223)	(223)
Exchange	—	202	917	427	1,546
At 31 December 2003	**702**	**4,332**	**11,828**	**16,928**	**33,790**

The Group reorganisation provision relates to the integration of the Alvis Vickers' businesses following the acquisition of Vickers Defence in September 2002. The provision remaining at 31 December 2003 is in respect of the latest stages of the restructuring and will be consumed within the coming financial year.

Group pension provisions relate to Alvis Hägglunds AB in Sweden. These provisions are very long term in nature and relate to the obligation of the business to the unfunded defined benefit pension fund in Sweden.

The other trading provisions included the following:

	31 December	
	2003	2002
	£000	£000
Contract warranties	**8,194**	8,311
Other contract related provisions	**8,734**	9,574
	16,928	17,885

The contract warranty provisions are in respect of commitments for obligations made to customers under warranty for goods and services provided. The timing of these warranty commitments varies by product and customer, with none in excess of 6 years. Other contract related provisions are obligations to customers outside of warranty which arise from past events. The timing of these commitments is variable and difficult to predict with any certainty.

The analysis of deferred taxation is as follows:

	Amounts provided 31 December 2003	Amounts not provided 31 December 2003	Amounts provided 31 December 2002	Amounts not provided 31 December 2002
	£000	£000	£000	£000
Accelerated capital allowances	**827**	—	429	—
Short term timing differences	**541**	—	291	—
Statutory taxation reserve	**2,224**	—	1,392	—
Pension surplus	**740**	—	1,208	—
Chargeable gain rolled over	—	**2,210**	—	2,210
	4,332	**2,210**	3,320	2,210

25. Share capital

	31 December 2003 £000	31 December 2002 £000
Authorised:		
171,817,424 Ordinary shares of 25p each	**42,954**	42,954
Allotted, called up and fully paid:		
110,278,945 Ordinary shares of 25p each	**27,570**	27,265

During the year, the issued ordinary share capital of the Company increased from £27,265,094 to £27,569,736 by the issue of 1,218,568 ordinary shares (2002: 498,323) as a result of the exercise of options under Key employee and SAYE share option schemes. The aggregate nominal value of the ordinary shares allotted was £304,642 (2002: £124,581) for consideration of £1,147,000 (2002: £595,000).

Share option schemes

At 31 December 2003, options under the Key Employee Share Option Scheme, Executive Share Option Scheme and the Save As You Earn (SAYE) share option scheme were outstanding in respect of a total of 4,789,534 ordinary shares as follows:

Date of grant	Number of shares	Exercise price per share
20 June 1997	8,875	132.4p
13 January 1998	130,000	161.5p
11 June 1998	600,000	194.0p
7 May 1999	96,674	138.5p
3 November 1999	1,101,500	127.5p
21 March 2000	575,000	100.0p
28 April 2000	394,626	72.4p
25 October 2000	280,000	81.5p
25 October 2000	280,000	117.5p
4 May 2001	10,000	128.5p
19 April 2002	331,767	108.8p
15 November 2002	260,400	137.5p
2 May 2003	543,692	126.0p
2 May 2003	177,000	163.5p

Options are exercisable between a minimum of three years and a specified maximum which is never longer than ten years from the date of grant.

26. Reserves

	Share premium account	Capital redemption reserve	Own share reserve	Profit and loss account	Total
	£000	£000	£000	£000	£000
At 31 December 2002	1,164	37,014	—	(26,805)	11,373
Change of accounting for own shares held in trust	—	—	(5,533)	203	(5,330)
At 31 December 2002, as restated	1,164	37,014	(5,533)	(26,602)	6,043
Other recognised gains and losses (exchange)	—	—	—	302	302
Premium on issue of new shares	842	—	—	—	842
Movement in respect of recognition of costs of options over ordinary shares	—	—	—	(42)	(42)
Disposal of own shares held in trust	—	—	745	—	745
Profit retained in year	—	—	—	17,739	17,739
At 31 December 2003	**2,006**	**37,014**	**(4,788)**	**(8,603)**	**25,629**
Retained by:					
Company and subsidiaries	2,006	37,014	(4,788)	(8,681)	25,551
Joint ventures	—	—	—	78	78
	2,006	37,014	(4,788)	(8,603)	25,629

The own shares reserve is in respect of own shares held in trust by the Alvis Employee Benefit Trust.

The accumulated goodwill written off of £122.7m (31 December 2002: £122.7m) has been offset against the profit and loss account.

The Group has adopted during the period Urgent Issues Task Force (UITF) Abstract 38, Accounting for ESOP Trusts. As a result, the investment in Alvis plc ordinary shares through the Alvis Employee Benefit Trust (the "Trust") is no longer shown as an investment in own shares but is now shown as deduction from shareholders' funds. Consequently, any gain or loss on those shares by the Group is shown as a movement in shareholders' funds and not in either the profit and loss account or statement of total recognised gains and losses. Comparatives have been restated accordingly as follows:

	Investments	Creditors due after one year	Net assets	Shareholders' funds
	£000	£000	£000	£000
31 December 2002 as previously reported	5,638	(38,063)	38,638	38,638
Adoption of UITF 38 at 1 January 2002	(5,406)	126	(5,280)	(5,280)
Movements during year ended 31 December 2002	(127)	77	(50)	(50)
Adoption of UITF 38 at 31 December 2002	(5,533)	203	(5,330)	(5,330)
31 December 2002 as restated	105	(37,860)	33,308	33,308

Options granted to employees over shares held by the Alvis Employee Benefit Trust are charged to the profit and loss account in the year ended 31 December 2003 in accordance with UITF Abstract 17 (revised 2003), Employee share schemes. The effect of this change in accounting policy is not material on the profit and loss figures as presented in the year ended 31 December 2003 or the year ended 31 December 2002.

	31 December 2003	31 December 2002
	£000	£000
Market value of shares held in trust at year end	**6,265**	6,822
Number of shares held in trust	**3,642,440**	4,444,463
Number of share options outstanding over own shares held by trust	**2,740,961**	3,149,710

26. Reserves (continued)

During the year, a net charge of £6,190 (2002: net charge of £8,437) in respect of operating this trust was recognised in the Company's profit and loss account. Dividends on the shares owned by the trust, the purchase of which was funded by a loan to the trust from Alvis plc, are waived.

27. Related party transactions

During the year the Group entered into the following trading transactions, in the ordinary course of business, with related parties:

	Sales to related party	Purchases from related party	Amounts owed to related party	Amounts owed by related party
	£000	£000	£000	£000
Related party and Country of incorporation				
ARTEC (Germany)				
2003	1,619	1,055	126	1,397
2002	10,965	1,165	357	3,804
2001	4,015	1,309	54	716
Patria Hägglunds Oy (Finland)				
2003	12,246	146	—	5,150
2002	4,984	242	—	3,540
2001	323	176	—	458
DGDT (South Africa)				
2003	—	—	41	—
2002	—	—	56	—
2001	—	—	—	—

All transactions were at arm's length.

At 31 December 2003, the Group owned 33.3% of ARTEC GmbH and 50.0% of Patria Hägglunds Oy. These interests are indirectly held by the Company. DGDT is the 25% minority shareholder in Alvis South Africa (Pty) Limited.

28. Pensions

The Group operates pension schemes in each of its businesses.

Current accounting for Group pension schemes

Business	Primary country of operation	Nature of pension scheme	Funding	Pension charge to the profit and loss account recognised for the year ended 31 December 2003	31 December 2002	Net asset/(liability) balance sheet as at 31 December 2003	31 December 2002
				£000	£000	£000	£000
Alvis plc, Alvis Vickers, Alvis Bridging, Alvis Ranges	United Kingdom	Defined benefit	Funded	**2,809**	1,114	**2,384**	4,027
Alvis Vickers	United Kingdom	Defined contribution	Funded	**—**	1	**—**	—
Alvis Hägglunds	Sweden	Multi-employer defined benefit	Funded	**736**	470	**—**	—
Alvis Hägglunds	Sweden	Multi-employer defined benefit	Unfunded	**730**	798	**(11,828)**	(10,181)
Alvis Hägglunds	Sweden	Multi-employer defined contribution	Funded	**870**	639	**(21)**	78
Alvis Moelv	Norway	Defined benefit	Funded	**203**	28	**—**	214
Alvis Moelv	Norway	Defined benefit	Unfunded	**19**	24	**(99)**	(98)
Alvis South Africa	South Africa	Multi-employer defined benefit	Funded	**56**	10	**—**	(6)
Alvis South Africa	South Africa	Multi-employer defined contribution	Funded	**329**	60	**(27)**	—
				5,752	3,144		

The increase in the Group pension cost reflects the inclusion of a full year's charge in respect of the former Vickers Defence employees. It is not appropriate to show the total of the net assets/(liabilities) for all of the Group's pension schemes. The balances in respect of the Norwegian and South African pension schemes are included in accruals and prepayments as appropriate.

The schemes

United Kingdom—the Alvis Pension Scheme is a defined benefit scheme, operated on behalf of all the Group's UK businesses and open to all employees. The pension charge for the Alvis Pension Scheme is the annual regular cost of providing pension benefits to current employees, as adjusted for interest on the pension prepayment and variations arising from the latest actuarial assessment.

Sweden—employees participate in the pension scheme applicable to their employment category:

(a) Blue collar employees: pension benefits in excess of those provided by the state are governed by the SAF-LO Collective Pension, a defined contribution scheme.

(b) White collar employees: the supplementary pension for salaried employees in industry and commerce is known as ITP and is based on a collective agreement. It is primarily a defined benefit plan, although certain benefits are funded on a defined contribution basis, including ITPK, a supplementary pension plan for higher paid employees. The defined benefit element of ITP is largely unfunded for current employees while all pensions in payment are funded by contributions from Alvis Hägglunds.

28. Pensions (continued)

For both categories, the level of contribution is independently determined by the third party responsible for administering the pension benefits.

Norway—employees participate in one of two schemes, both defined benefit schemes, one employer funded, the other not funded by the employer.

South Africa—employees participate in the pension scheme applicable to their employment category:

(a) White collar employees: pension provision is via a multi-employer defined contribution scheme.

(b) Blue collar employees: pension benefits are provided through membership of either the Engineering Industries Pension Fund (EIPF) or the Metal Industries Provident Fund (MIPF). The majority of blue collar employees are members of MIPF which is a multi-employer defined contribution scheme. The remainder are members of EIPF, a multi-employer defined benefit scheme. There is no difference between EIPF and MIPF in terms of the level of contribution made by the employer and employee. Because of the multi-employer nature of the EIPF scheme, it has been accounted for by the Group as a defined contribution scheme.

Explanation of net assets/(liabilities) recognised in the balance sheet

United Kingdom—the pension asset is disclosed as a prepayment due in greater than one year in accordance with Statement of Standard Accounting Practice (SSAP) 24 and as calculated by the actuaries of the Alvis Pension Scheme.

Sweden—the unfunded pension liability is disclosed within provisions and calculated by the Pension Registration Institute (PRI), an independent actuary and administrator of the ITP pension plan. In respect of the defined contribution scheme, the liability or asset in the balance sheet represents the employer contribution payable or prepaid, respectively, at the end of the year to the pension scheme.

Norway—the pension assets and liabilities shown are in accordance with actuarial estimates.

South Africa—the liability or asset in the balance sheet represents the employer contribution payable or prepaid respectively at the year end to the respective pension schemes.

Actuarial Valuations

An actuarial valuation of the Alvis Pension Scheme was carried out in April 2003. The principal assumptions adopted for the assessment were as follows. The comparatives for the last actuarial valuation in April 2000 are also disclosed.

	April 2003	**April 2000**
	%	%
Rate of return on investments	**7.00**	6.75
Rate of increase in salary	**4.50**	4.50
Rate of inflation	**2.50**	2.50
Market value of scheme assets (£m)	**83.2**	96.8
Assets as a percentage of scheme's accrued benefits	**102%**	108%

28. Pensions (continued)

The impact of Financial Reporting Standard (FRS) 17 Retirement Benefits

The following disclosure relates to the Group's defined benefit schemes in the UK, Sweden and Norway.

The principal financial assumptions used by the independent qualified actuaries in updating the most recent valuations of the UK, Swedish and Norwegian defined benefit schemes for FRS 17 purposes were:

	31 December 2003			31 December 2002		
	UK	Sweden	Norway	UK	Sweden	Norway
	%	%	%	%	%	%
Rate of increase in salaries	**4.25**	**3.30**	**3.30**	4.00	3.05	3.30
Rate of increase in pensions	**2.75**	**2.20**	**2.50**	2.25	2.70	2.50
Discount rate	**5.50**	**4.00**	**7.00**	5.50	4.00	7.00
Inflation rate	**2.75**	**1.70**	**3.30**	2.25	3.00	3.30

Since the Norwegian Schemes are similar to one another in respect of assumptions, their disclosure is combined below.

The analysis of the assets in the UK scheme and the expected rates of return, plus the net assets and liabilities in the Norwegian scheme are as follows. The information for the disclosures below is not available in respect of Swedish unfunded benefit plan.

	31 December 2003			31 December 2002		
	UK Long-term investment return	UK Value	Norway Value	UK Long-term investment return	UK Value	Norway Value
	(%)	£000	£000	(%)	£000	£000
Equities	**8.50**	**48,764**		8.50	38,450	
Bonds	**5.75**	**38,886**		6.50	36,045	
Property	**7.50**	**10,133**		7.50	8,919	
Total market value	**7.30**	**97,783**	**661**	7.50	83,414	716
Present value of scheme liabilities		**(106,520)**	**(598)**		(93,109)	(731)
Deficit in scheme		**(8,737)**	**63**		(9,695)	(15)
Related deferred tax		**2,621**	**(18)**		2,909	4
Net pension asset/(liability)		**(6,116)**	**45**		(6,786)	(11)

The movements during the year ended 31 December 2003 in respect of FRS 17 net asset or net liability in the UK, Swedish and Norwegian pension schemes were as follows:

	UK	Sweden	Norway	Total
	£000	£000	£000	£000
Net liability at 31 December 2002	(9,695)	(10,181)	(15)	(19,891)
Operating costs	(2,327)	(132)	(33)	(2,492)
Financing costs	1,090	(598)	12	504
Actuarial gain or loss	1,139	(341)	89	887
Employer contributions	1,056	341	11	1,408
Exchange	—	(917)	(1)	(918)
Net asset/(liability) at 31 December 2003	(8,737)	(11,828)	63	(20,502)

The net liability at 31 December 2003, net of deferred tax, was £17,899,000 (2002: £16,978,000) and would be offset against the retained reserves, as disclosed below. There is no deferred tax in respect of the Swedish liability included in the net liability of the Group.

28. Pensions (continued)

The South African defined benefit scheme (EIPF) is a multi-employer scheme for which the Group is unable to identify its share of the scheme's underlying assets and liabilities and consequently no disclosure in respect of FRS 17 can be made.

Under FRS 17, the actuarial gain disclosed above, would be shown as a movement in the Group statement of recognised gains and losses. Further information on this actuarial gain, which is not available in respect of the Swedish unfunded defined benefit plan, is given below.

At 31 December 2003

	UK		Norway	
	%	£000	%	£000
Difference between expected and actual return on assets	**10.1**	**9,905**	**(8.5)**	**(56)**
Change in assumptions	**—**	**(5,783)**	**—**	**—**
Experience gains and losses arising on scheme liabilities	**(2.8)**	**(2,983)**	**24.2**	**145**
Total actuarial gain or loss	**1.1**	**1,139**	**14.9**	**89**

At 31 December 2002

	UK		Norway	
	%	£000	%	£000
Difference between expected and actual return on assets	(15.5)	(12,961)	(7.8)	(57)
Change in assumptions	—	(429)	—	—
Experience gains and losses arising on scheme liabilities	4.2	3,911	—	—
Total actuarial gain or loss	(10.4)	(9,479)	(7.7)	(57)

Percentages are expressed in terms of scheme assets/net present value of scheme liabilities, as appropriate. If FRS 17 had been adopted in the Group's financial statements, the net assets and profit and loss account reserve, after taking account of deferred tax would be as follows:

	Adjustments in respect of accounting for FRS 17				At 31 December 2003 Net assets/ reserves of Group	At 31 December 2002 Net assets/ reserves of Group
	UK	Sweden	Norway	Total		
	£000	£000	£000	£000	£000	£000
Net assets					**53,199**	33,308
SSAP 24	(1,644)	11,828	99	10,283	**10,283**	6,154
					63,482	39,462
FRS 17	(6,116)	(11,828)	45	(17,899)	**(17,899)**	(16,982)
					45,583	22,480
Profit and loss reserve					**(8,603)**	(26,602)
SSAP 24	(1,644)	11,828	99	10,283	**10,283**	6,154
					1,680	(20,448)
FRS 17	(6,116)	(11,828)	45	(17,899)	**(17,899)**	(16,982)
					(16,219)	(37,430)

28. Pensions (continued)

Additionally, if FRS 17 had been adopted in the Group's financial statements, these items would be disclosed as follows:

	Year ended 31 December 2003			Year ended 31 December 2002		
	UK	Sweden	Norway	UK	Sweden	Norway
	£000	£000	£000	£000	£000	£000
Within operating profit:						
Current service cost	**(2,327)**	**(132)**	**(23)**	(1,976)	(202)	(47)
Past service cost	**—**	**—**	**—**	—	—	(33)
	(2,327)	**(132)**	**(23)**	(1,976)	(202)	(80)
Within finance cost:						
Interest cost	**(5,087)**	**(598)**	**(40)**	(5,283)	(594)	(46)
Expected return on assets	**6,177**	**—**	**52**	6,375	—	52
	1,090	**(598)**	**12**	1,092	(594)	6
	(1,237)	**(730)**	**(11)**	(884)	(796)	(74)

Split of the Sweden costs is not available.

The above FRS 17 disclosure in respect of the Alvis Pension Scheme in the UK does not reflect the likely transfer into the scheme of the past service entitlement of employees joining the Group following the acquisition of Vickers Defence business on 30 September 2002. Almost all of these employees have joined the Alvis Pension Scheme in respect of their current service, the cost of which is reflected in the profit and loss account and pension disclosures. During the course of 2004, these employees will have the opportunity to transfer their past service entitlement and related assets from the Vickers Group Pension Scheme (VGPS) into the Alvis Pension Scheme. If 100 per cent of the former Vickers Defence employees were to transfer their past service entitlement, then the impact on an FRS 17 basis as at 31 December 2003 would have been as follows:

	Assets	Liabilities	Net Liabilities
	£000	£000	£000
Alvis Pension Scheme	97,783	(106,520)	(8,737)
Bulk transfer from the VGPS	37,880	(44,343)	(6,463)
Alvis Pension Scheme (restated)	135,663	(150,863)	(15,200)

29. Contingent liabilities

The following are contingent liabilities at the year end. They are not expected to give rise to any material financial loss.

	31 December 2003	31 December 2002
	£000	£000
Advance payment guarantees	**115,894**	120,627
Performance bonds	**13,138**	1,799
Others	**44,622**	23,422

All bonds and guarantees issued by the Group arise in the ordinary course of business. The bonds in the UK are secured from time to time by using specifically designated deposit accounts against the bonding drawn. Otherwise they are covered by an Omnibus Guarantee and Set-off Agreement (OGSA) covering the UK companies. The bonds in Sweden are secured through the overall security package of the Svenska Handelsbanken facility, including an Alvis plc guarantee, covenants and insurance. The bonds in South Africa are secured by an Alvis plc guarantee to Nedbank.

29. Contingent liabilities (continued)

Proceedings have been brought against Group companies in respect of the Group's ordinary course of business. The Company and its legal advisors believe these proceedings will be successfully defended and are not expected to give rise to any material financial loss.

30. Notes to the Group Cash Flow Statement

a) Reconciliation of operating profit (excluding the Group's share of the results of joint ventures) to net cash inflow/(outflow) from operating activities

	Year ended 31 December 2003	Year ended 31 December 2002
	£000	£000
Operating profit excluding the Group's share of the results of joint ventures	**18,237**	12,349
Depreciation of fixed assets	**7,337**	5,555
Amortisation of (negative goodwill)/goodwill	**(1,386)**	2
(Increase)/decrease in stocks	**(6,892)**	3,948
Decrease in debtors	**14,290**	4,984
Increase in creditors	**5,886**	6,760
Decrease in customer advances	**(30,095)**	(51,927)
(Decrease)/increase in provisions for liabilities and charges	**(458)**	2,253
Net cash inflow/(outflow) from operating activities	**6,919**	(16,076)

b) Analysis of changes in net funds

	At 31 December 2002	Cash flow	Exchange	At 31 December 2003
	£000	£000	£000	£000
Current accounts, overnight deposits and cash	24,954	27,438	1,480	**53,872**
Overdrafts	(1,358)	1,570	(212)	**—**
	23,596	29,008	1,268	**53,872**
Time deposits	63,382	(19,635)	3,243	**46,990**
Cash at bank and in hand	86,978	9,373	4,511	**100,862**
Loans	(21,482)	1,820	(988)	**(20,650)**
Finance leases	(161)	(31)	(16)	**(208)**
	65,335	11,162	3,507	**80,004**

c) Acquisition of Vickers Defence

The Group acquired Vickers Defence on 30 September 2002. Vickers Defence comprised the businesses of Vickers Defence Systems, Vickers Bridging and a 75% interest in Vickers OMC. As stated in the 2002 Annual Report, the fair value adjustments at the time were estimated in some respects.

30. Notes to the Group Cash Flow Statement (continued)

The fair value adjustments have now been finalised during the year ended 31 December 2003 and are presented as follows.

	Balance sheet at date of acquisition	Fair value adjustments in the year ended 31 December 2002	Fair value balance sheet as at 31 December 2002	Fair value adjustments in the year ended 31 December 2003	Reclassifications in the year ended 31 December 2003	Final fair value Balance sheet as at 31 December 2003
	£000	£000	£000	£000	£000	£000
Net assets acquired						
Intangible fixed assets	775	(775)	—	—	—	—
Tangible fixed assets	11,643	(65)	11,578	—	—	**11,578**
Other net current assets/ (liabilities)	10,225	238	10,463	2,241	**(16,091)**	**(3,387)**
Net overdrafts	(1,252)	—	(1,252)	—	—	**(1,252)**
Deferred taxation	465	(871)	(406)	—	—	**(406)**
Other provisions for liabilities and charges	(2,061)	—	(2,061)	168	—	**(1,893)**
	19,795	(1,473)	18,322	2,409	**(16,091)**	**4,640**
Goodwill/(negative goodwill) (note 13)			257	(2,304)	—	**(2,047)**
Consideration			18,579	105	**(16,091)**	**2,593**
Satisfied by						
Cash			16,206	—	**(15,964)**	**62**
Deferred consideration			432	—	**(127)**	**305**
Costs of acquisition			2,121	105	—	**2,226**
			18,579	105	**(16,091)**	**2,593**

The net cash inflow in the year ended 31 December 2003 was £15.7m (2002: cash outflow £19.2m, including overdraft acquired of £1.2m), comprising a receipt from the vendor, Rolls-Royce, of £16.1m less costs and deferred consideration paid of £0.4m.

The fair value adjustment of £2.4m represents a reduction in creditors and provisions following assessment of contract balances acquired.

The reclassification of £16.1m represents the receipt from the vendor in respect of net current liabilities acquired which has been recognised as a reduction to purchase consideration.

The assets acquired and the consideration include amounts in respect of Alvis South Africa (Pty) Limited (formerly Vickers OMC). The exchange rate on acquisition was ZAR 16.58: £1.

APPENDIX V:

SOURCES OF INFORMATION AND BASES OF CALCULATION

(i) The value placed by the Offer on the existing share capital of Alvis is based on 110,949,838 Alvis Shares in issue on 29 June 2004.

(ii) The closing middle-market prices of Alvis Shares are derived from the Official List of the London Stock Exchange for the relevant dates.

(iii) The financial information relating to Alvis is extracted from the audited financial statements of Alvis for the relevant financial year.

(iv) The value of the existing ordinary share capital of BAE Systems is based on 3,060,092,285 BAE Systems ordinary shares in issue on 29 June 2004.

(v) The closing price of BAE Systems shares as at 29 June 2004 is derived from the Official List of the London Stock Exchange.

(vi) The financial information relating to BAE Systems is extracted from the audited financial statements of BAE Systems for the relevant financial year.

APPENDIX VI:
ADDITIONAL INFORMATION

1. Responsibility Statements

1.1 BAE Systems

The directors of BAE Systems, whose names are set out in paragraph 2.1 below, accept responsibility for the information contained in this document (other than that relating to the Alvis Group, the directors of Alvis and their immediate families, related trusts and controlled companies). To the best of the knowledge and belief of the directors of BAE Systems (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2 Alvis

The directors of Alvis, whose names are set out in paragraph 2.2 below, accept responsibility for the information contained in this document relating to the Alvis Group, the directors of Alvis and their immediate families, related trusts and controlled companies. To the best of the knowledge and belief of the directors of Alvis (who have taken all reasonable care to ensure that such is the case), the information for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors

2.1 BAE Systems

The names of the directors of BAE Systems and their respective functions are as follows:

Name	Position
Dick Olver	Chairman
Mike Turner	Chief Executive Officer
Chris Geoghegan	Chief Operating Officer
Michael Lester	Group Legal Director
Steve Mogford	Chief Operating Officer
Mark Ronald	Chief Operating Officer
George Rose	Group Finance Director
Professor Sue Birley	Non-Executive Director
Michael Hartnall	Non-Executive Director
Rt. Hon Lord Hesketh	Non-Executive Director
Sir Peter Mason	Non-Executive Director
Rt. Hon Michael Portillo MP	Non-Executive Director
Dr Ulrich Cartellieri	Non-Executive Director

Sir Richard Evans retired as a director and as Chairman of the board on 30 June 2004.

The business address of each of the directors of BAE Systems is 6 Carlton Gardens, London SW1Y 5AD, which is also the registered office and principal place of business of BAE Systems.

2.2 Alvis

The names of the directors of Alvis and their respective functions are as follows:

Name	Position
Nicholas Martin Prest	Chairman and Chief Executive Officer
Martin Frederick Greenslade	Finance Director
Trevor J.N. Beyer	Non-Executive Director
Sir Robert Hayman-Joyce	Non-Executive Director
David John Wright	Non-Executive Director

The business address of each of the directors of Alvis is 34 Grosvenor Gardens, London SW1W 0AL, which is also the registered office and principal place of business of Alvis.

3. Irrevocable Undertakings and BAE Systems Holding

3.1 Irrevocable undertakings to accept the Offer have been received in respect of the following holdings of Alvis Shares:

Shareholder	Number of Alvis Shares
UBS Limited	10,210,469
OZ Management L.L.C.	2,733,229
Trafalgar Asset Managers Limited	4,985,923

As at close of business on 29 June 2004 (being the latest practicable date prior to the posting of this document) UBS Limited held 20,969,383 Alvis Shares.

As at the date of this document, BAE Systems controls and holds 31,882,534 Alvis Shares, representing approximately 28.7 per cent. of the existing issued share capital of Alvis (the "BAE Systems Holding").

BAE Systems has received irrevocable commitments to accept the Offer in respect of 12,943,698 Alvis Shares (representing approximately 11.7 per cent. of Alvis's total issued share capital), and a further irrevocable commitment to accept the Offer in respect of up to 4,985,923 Alvis Shares (the "Irrevocable Commitments"), as described in more detail below.

BAE Systems has received an irrevocable commitment from UBS Limited to accept the Offer in respect of 10,210,469 Alvis Shares, which includes 4,692,717 shares held in respect of contracts for differences with Cross Europe Fund Limited, Gruss Arbitrage Partners LP, Gruss Offshore Arbitrage Fund Limited and Gruss Global Investors Master Fund Limited (the "Cross and Gruss Funds"). BAE Systems has received commitments from the Cross and Gruss Funds not to dispose of any Alvis Shares covered in the irrevocable commitment from UBS Limited.

BAE Systems has received further irrevocable commitments from OZ Management L.L.C., and from Trafalgar Asset Managers Limited. OZ Management L.L.C. has irrevocably committed to accept the Offer in respect of 2,733,229 Alvis Shares. Trafalgar Asset Managers Limited has irrevocably committed to accept the Offer in respect of up to 4,985,923 Alvis Shares.

Each of the Irrevocable Commitments will lapse if BAE Systems shall not have given notice to the giver of the Irrevocable Commitment that it should assent the relevant Alvis Shares to the Offer on or before the date 60 days after the posting of this document.

Accordingly BAE Systems holds, and/or has received irrevocable commitments to accept the Offer in respect of, 44,826,232 Alvis Shares (representing approximately 40.4 per cent. of Alvis's total issued share capital), and up to a further 4,985,923 Alvis Shares, in total representing approximately 44.9 per cent. of Alvis's total issued share capital.

3.2 During the disclosure period the following persons, each of whom has given an irrevocable commitment to accept the Offer, has dealt for value in Alvis Shares as follows:

Trade Date	Party	Transaction	Number of Alvis Shares	Reference Price per share (pence)
22 August 2003	Trafalgar*	CFD Purchase	10,000	217.00
22 August 2003	Trafalgar	CFD Purchase	25,000	220.22
19 September 2003	Trafalgar	CFD Disposal	35,000	199.56
11 March 2004	Trafalgar	CFD Purchase	450,000	292.18
11 March 2004	Trafalgar	CFD Purchase	300,000	291.46
11 March 2004	Trafalgar	CFD Purchase	100,000	292.50
11 March 2004	Trafalgar	CFD Purchase	75,000	295.59
15 March 2004	Trafalgar	CFD Purchase	100,000	288.29
16 March 2004	Trafalgar	CFD Purchase	100,000	287.34
30 March 2004	Trafalgar	CFD Purchase	36,400	284.45
31 March 2004	Trafalgar	CFD Purchase	100,000	283.42
31 March 2004	Trafalgar	CFD Purchase	50,000	283.14
6 April 2004	Trafalgar	CFD Purchase	412,887	283.95
13 April 2004	Trafalgar	CFD Purchase	150,000	283.95
14 April 2004	Trafalgar	CFD Purchase	100,000	283.84
14 April 2004	Trafalgar	CFD Purchase	200,000	283.70

Trade Date	Party	Transaction	Number of Alvis Shares	Reference Price per share (pence)
15 April 2004	Trafalgar	CFD Purchase	25,000	283.70
19 April 2004	Trafalgar	CFD Purchase	500,000	284.13
20 April 2004	Trafalgar	CFD Purchase	265,000	283.18
20 April 2004	Trafalgar	CFD Purchase	451,741	282.48
21 April 2004	Trafalgar	CFD Purchase	50,000	283.06
22 April 2004	Trafalgar	CFD Purchase	150,000	282.34
23 April 2004	Trafalgar	CFD Purchase	50,000	284.34
26 April 2004	Trafalgar	CFD Purchase	600,000	281.34
26 April 2004	Trafalgar	CFD Purchase	150,000	277.44
26 April 2004	Trafalgar	CFD Purchase	319,895	280.06
28 April 2004	Trafalgar	CFD Purchase	250,000	278.19
30 June 2004	Trafalgar	Unwind of the CFDs	4,985,923	317.75
14 May 2004	OZ Management L.L.C.	Purchase on swap	260,000	280.28
18 May 2004	OZ Management L.L.C.	Purchase on swap	85,000	277.75
20 May 2004	OZ Management L.L.C.	Purchase on swap	2,388.229	277.28
22 June 2004	OZ Management L.L.C.	Unwinding of the swaps	2,733,229	317.25
11 March 2003	UBS Limited	Sale	1,000	147.00
11 March 2003	UBS Limited	Sale	5,000	147.00
12 March 2003	UBS Limited	Purchase	3,000	157.00
13 March 2003	UBS Limited	Sale	2,500	162.00
17 March 2003	UBS Limited	Purchase	319	155.85
17 March 2003	UBS Limited	Purchase	12,500	154.00
18 March 2003	UBS Limited	Sale	5,000	155.00
18 March 2003	UBS Limited	Sale	2,945	154.96
18 March 2003	UBS Limited	Purchase	1,000	153.04
18 March 2003	UBS Limited	Sale	4,225	156.00
19 March 2003	UBS Limited	Sale	3,000	150.70
20 March 2003	UBS Limited	Purchase	25,000	148.00
21 March 2003	UBS Limited	Sale	25,000	149.50
21 March 2003	UBS Limited	Sale	7,250	149.50
21 March 2003	UBS Limited	Sale	13,707	149.50
21 March 2003	UBS Limited	Purchase	42,039	148.86
21 March 2003	UBS Limited	Sale	2,000	149.48
25 March 2003	UBS Limited	Purchase	155,000	149.00
25 March 2003	UBS Limited	Sale	135,000	149.00
25 March 2003	UBS Limited	Purchase	25,000	147.65
25 March 2003	UBS Limited	Sale	25,000	147.65
27 March 2003	UBS Limited	Purchase	4,000	155.00
27 March 2003	UBS Limited	Purchase	12,500	155.00
3 April 2003	UBS Limited	Purchase	2,000	162.85
4 April 2003	UBS Limited	Sale	2,000	167.00
8 April 2003	UBS Limited	Purchase	6,763	163.00
8 April 2003	UBS Limited	Sale	3,100	165.00
23 April 2003	UBS Limited	Purchase	2,773	158.00
23 April 2003	UBS Limited	Purchase	8,000	158.00
23 April 2003	UBS Limited	Sale	1,500	160.00
24 April 2003	UBS Limited	Purchase	2,850	156.04
25 April 2003	UBS Limited	Purchase	3,000	153.00
28 April 2003	UBS Limited	Purchase	275,000	154.46
29 April 2003	UBS Limited	Purchase	1,250	154.04
30 April 2003	UBS Limited	Sale	3,000	160.00
1 May 2003	UBS Limited	Sale	30,000	164.00
2 May 2003	UBS Limited	Sale	1,000	169.00
8 May 2003	UBS Limited	Sale	30,000	174.00
13 May 2003	UBS Limited	Purchase	500	179.85
14 May 2003	UBS Limited	Purchase	2,000	180.52
15 May 2003	UBS Limited	Sale	1,380	181.48
19 May 2003	UBS Limited	Purchase	2,000	180.52
19 May 2003	UBS Limited	Purchase	1,600	178.00
20 May 2003	UBS Limited	Purchase	2,250	177.85
21 May 2003	UBS Limited	Purchase	10,000	177.00

Trade Date	Party	Transaction	Number of Alvis Shares	Reference Price per share (pence)
3 June 2003	UBS Limited	Purchase	1,000	181.30
4 June 2003	UBS Limited	Purchase	420	181.30
5 June 2003	UBS Limited	Sale	10,000	183.00
6 June 2003	UBS Limited	Purchase	1,100	183.50
6 June 2003	UBS Limited	Sale	3,000	190.00
13 June 2003	UBS Limited	Purchase	900	188.30
17 June 2003	UBS Limited	Purchase	3,000	188.00
19 June 2003	UBS Limited	Purchase	23,200	195.50
20 June 2003	UBS Limited	Purchase	251	196.30
30 June 2003	UBS Limited	Purchase	2,500	189.30
2 July 2003	UBS Limited	Purchase	1,250	186.04
3 July 2003	UBS Limited	Purchase	10,610	184.00
4 July 2003	UBS Limited	Purchase	175	183.00
8 July 2003	UBS Limited	Purchase	16,215	185.19
8 July 2003	UBS Limited	Sale	25,000	185.50
8 July 2003	UBS Limited	Sale	28,700	187.00
8 July 2003	UBS Limited	Sale	25,000	189.00
9 July 2003	UBS Limited	Purchase	1,819	186.30
9 July 2003	UBS Limited	Purchase	2,247	185.91
9 July 2003	UBS Limited	Purchase	2,943	185.00
9 July 2003	UBS Limited	Purchase	25,000	183.00
14 July 2003	UBS Limited	Sale	11,200	185.00
14 July 2003	UBS Limited	Sale	12,200	187.00
15 July 2003	UBS Limited	Sale	200	185.96
17 July 2003	UBS Limited	Sale	25,000	173.00
17 July 2003	UBS Limited	Purchase	25,000	179.09
17 July 2003	UBS Limited	Sale	100,000	178.25
18 July 2003	UBS Limited	Purchase	7,426	182.50
18 July 2003	UBS Limited	Sale	15,000	183.00
21 July 2003	UBS Limited	Purchase	5,000	182.68
21 July 2003	UBS Limited	Purchase	100	181.91
21 July 2003	UBS Limited	Purchase	5,000	182.68
21 July 2003	UBS Limited	Sale	10,000	182.68
21 July 2003	UBS Limited	Sale	2,300	182.68
24 July 2003	UBS Limited	Purchase	250,000	183.00
24 July 2003	UBS Limited	Sale	239,359	183.00
24 July 2003	UBS Limited	Sale	45,782	183.00
24 July 2003	UBS Limited	Purchase	50,000	184.00
25 July 2003	UBS Limited	Purchase	100,000	184.00
25 July 2003	UBS Limited	Sale	59,464	184.00
25 July 2003	UBS Limited	Purchase	62,042	186.50
28 July 2003	UBS Limited	Sale	2,571	193.00
31 July 2003	UBS Limited	Purchase	500	189.04
4 August 2003	UBS Limited	Sale	1,400	192.00
4 August 2003	UBS Limited	Purchase	3,000	195.52
4 August 2003	UBS Limited	Sale	4,200	192.00
4 August 2003	UBS Limited	Sale	10,000	200.00
6 August 2003	UBS Limited	Purchase	20,000	198.00
6 August 2003	UBS Limited	Sale	20,000	198.00
6 August 2003	UBS Limited	Purchase	15,000	198.00
6 August 2003	UBS Limited	Sale	22,200	198.00
11 August 2003	UBS Limited	Purchase	89	196.30
11 August 2003	UBS Limited	Purchase	2,500	196.30
12 August 2003	UBS Limited	Purchase	5,000	195.00
12 August 2003	UBS Limited	Purchase	2,500	195.91
12 August 2003	UBS Limited	Purchase	2,500	195.91
12 August 2003	UBS Limited	Purchase	2,785	195.91
18 August 2003	UBS Limited	Purchase	980	196.52
18 August 2003	UBS Limited	Purchase	1,500	196.52
18 August 2003	UBS Limited	Purchase	5,079	196.50
18 August 2003	UBS Limited	Purchase	25,000	195.00

Trade Date	Party	Transaction	Number of Alvis Shares	Reference Price per share (pence)
20 August 2003	UBS Limited	Sale	10,000	195.31
21 August 2003	UBS Limited	Sale	12,500	193.81
21 August 2003	UBS Limited	Purchase	10,000	193.81
21 August 2003	UBS Limited	Purchase	158,200	194.00
21 August 2003	UBS Limited	Sale	150,000	194.00
22 August 2003	UBS Limited	Purchase	700	218.91
26 August 2003	UBS Limited	Purchase	3,000	219.04
28 August 2003	UBS Limited	Sale	10,000	221.00
28 August 2003	UBS Limited	Purchase	10,000	215.00
28 August 2003	UBS Limited	Sale	10,000	217.00
29 August 2003	UBS Limited	Purchase	276	213.91
29 August 2003	UBS Limited	Purchase	500	209.30
29 August 2003	UBS Limited	Purchase	10,000	213.00
2 September 2003	UBS Limited	Purchase	3,903	204.00
4 September 2003	UBS Limited	Sale	2,050	202.00
4 September 2003	UBS Limited	Sale	2,050	200.00
5 September 2003	UBS Limited	Purchase	400	201.04
8 September 2003	UBS Limited	Purchase	2,150	201.04
11 September 2003	UBS Limited	Sale	15,000	200.80
19 September 2003	UBS Limited	Sale	1,000	202.09
26 September 2003	UBS Limited	Purchase	10,000	195.00
26 September 2003	UBS Limited	Sale	5,000	195.00
26 September 2003	UBS Limited	Sale	10,000	195.00
30 September 2003	UBS Limited	Sale	5,722	194.00
30 September 2003	UBS Limited	Purchase	30,000	193.50
30 September 2003	UBS Limited	Sale	36,003	193.50
8 October 2003	UBS Limited	Purchase	1,000	185.91
13 October 2003	UBS Limited	Sale	1,500	194.09
14 October 2003	UBS Limited	Sale	1,500	195.96
14 October 2003	UBS Limited	Sale	2,500	196.00
15 October 2003	UBS Limited	Sale	3,000	197.00
17 October 2003	UBS Limited	Purchase	2,000	194.91
23 October 2003	UBS Limited	Purchase	2,599	189.00
30 October 2003	UBS Limited	Sale	2,000	188.70
31 October 2003	UBS Limited	Purchase	1,625	186.30
12 November 2003	UBS Limited	Purchase	1,800	177.26
12 November 2003	UBS Limited	Sale	2,750	176.48
21 November 2003	UBS Limited	Sale	2,000	176.09
27 November 2003	UBS Limited	Purchase	2,000	176.30
1 December 2003	UBS Limited	Purchase	29	177.04
3 December 2003	UBS Limited	Purchase	6,814	176.00
9 December 2003	UBS Limited	Purchase	2,300	171.30
9 December 2003	UBS Limited	Purchase	2,300	168.52
11 December 2003	UBS Limited	Purchase	2,000	165.52
11 December 2003	UBS Limited	Purchase	500	165.52
15 December 2003	UBS Limited	Purchase	10,000	164.00
16 December 2003	UBS Limited	Sale	25,000	167.50
17 December 2003	UBS Limited	Purchase	3,000	165.91
19 December 2003	UBS Limited	Purchase	11,182	165.00
2 January 2004	UBS Limited	Sale	1,144	173.96
2 January 2004	UBS Limited	Sale	38,700	175.00
7 January 2004	UBS Limited	Purchase	10,443	175.00
8 January 2004	UBS Limited	Sale	1,300	189.00
14 January 2004	UBS Limited	Sale	5,000	192.00
16 January 2004	UBS Limited	Purchase	5,000	195.00
16 January 2004	UBS Limited	Purchase	5,000	195.00
16 January 2004	UBS Limited	Purchase	5,000	195.00
16 January 2004	UBS Limited	Purchase	5,000	195.00
16 January 2004	UBS Limited	Purchase	5,000	195.00
16 January 2004	UBS Limited	Purchase	5,000	195.00
16 January 2004	UBS Limited	Purchase	26,000	196.00

Trade Date	Party	Transaction	Number of Alvis Shares	Reference Price per share (pence)
16 January 2004	UBS Limited	Sale	50,000	195.50
21 January 2004	UBS Limited	Sale	5,000	205.00
21 January 2004	UBS Limited	Sale	480	205.00
21 January 2004	UBS Limited	Sale	26,200	201.50
22 January 2004	UBS Limited	Sale	1,000	204.45
26 January 2004	UBS Limited	Purchase	4,605	203.20
26 January 2004	UBS Limited	Purchase	5,000	202.00
26 January 2004	UBS Limited	Purchase	5,000	202.00
26 January 2004	UBS Limited	Purchase	59,597	203.00
26 January 2004	UBS Limited	Sale	30,000	203.00
27 January 2004	UBS Limited	Sale	25,000	202.80
29 January 2004	UBS Limited	Purchase	20,000	200.00
29 January 2004	UBS Limited	Purchase	1,300	197.18
2 February 2004	UBS Limited	Purchase	2,000	186.00
5 February 2004	UBS Limited	Sale	20,000	198.00
6 February 2004	UBS Limited	Sale	20,000	200.00
11 February 2004 . . .	UBS Limited	Purchase	775	199.30
12 February 2004 . . .	UBS Limited	Sale	1,000	204.45
18 February 2004 . . .	UBS Limited	Sale	20,000	208.00
18 February 2004 . . .	UBS Limited	Purchase	10,000	208.00
19 February 2004 . . .	UBS Limited	Purchase	25,000	209.71
19 February 2004 . . .	UBS Limited	Sale	900	211.00
20 February 2004 . . .	UBS Limited	Purchase	45,000	210.00
20 February 2004 . . .	UBS Limited	Sale	24,100	212.00
23 February 2004 . . .	UBS Limited	Purchase	10,000	207.00
24 February 2004 . . .	UBS Limited	Purchase	1,250	205.00
27 February 2004 . . .	UBS Limited	Sale	400	206.70
27 February 2004 . . .	UBS Limited	Purchase	2,141	205.30
1 March 2004	UBS Limited	Sale	3,000	206.70
1 March 2004	UBS Limited	Purchase	1,348	205.30
2 March 2004	UBS Limited	Sale	1,886	210.00
11 March 2004	UBS Limited	Purchase	20,000	290.00
11 March 2004	UBS Limited	Purchase	10,000	290.00
11 March 2004	UBS Limited	Purchase	700,000	294.00
11 March 2004	UBS Limited	Purchase	550,000	293.00
11 March 2004	UBS Limited	Purchase	1,160,452	295.30
11 March 2004	UBS Limited	Purchase	625,000	288.29
11 March 2004	UBS Limited	Purchase	250,000	288.29
11 March 2004	UBS Limited	Purchase	25,000	285.86
11 March 2004	UBS Limited	Purchase	2,000	295.00
12 March 2004	UBS Limited	Purchase	5,480	295.00
12 March 2004	UBS Limited	Sale	500,000	297.59
12 March 2004	UBS Limited	Purchase	2,000,000	296.06
12 March 2004	UBS Limited	Purchase	675,000	295.30
15 March 2004	UBS Limited	Purchase	1,250	290.55
15 March 2004	UBS Limited	Purchase	1,500	289.00
15 March 2004	UBS Limited	Purchase	250,000	290.58
15 March 2004	UBS Limited	Purchase	250,000	288.29
15 March 2004	UBS Limited	Purchase	1,000	288.60
15 March 2004	UBS Limited	Purchase	1,000	288.60
15 March 2004	UBS Limited	Purchase	400,000	288.43
15 March 2004	UBS Limited	Purchase	350,000	288.29
15 March 2004	UBS Limited	Purchase	200,000	290.50
16 March 2004	UBS Limited	Purchase	1,800	287.55
16 March 2004	UBS Limited	Purchase	1,000,000	289.00
16 March 2004	UBS Limited	Purchase	1,000,000	287.43
16 March 2004	UBS Limited	Sale	500,000	286.57
16 March 2004	UBS Limited	Purchase	1,198,800	288.43
17 March 2004	UBS Limited	Purchase	1,000	285.65
17 March 2004	UBS Limited	Sale	600	285.65
17 March 2004	UBS Limited	Purchase	719	285.65

Trade Date	Party	Transaction	Number of Alvis Shares	Reference Price per share (pence)
17 March 2004	UBS Limited	Purchase	500,000	286.50
17 March 2004	UBS Limited	Sale	500	286.50
17 March 2004	UBS Limited	Purchase	857,100	286.43
17 March 2004	UBS Limited	Purchase	425,200	286.43
18 March 2004	UBS Limited	Purchase	50,000	286.00
18 March 2004	UBS Limited	Purchase	700	285.55
18 March 2004	UBS Limited	Sale	50	286.00
18 March 2004	UBS Limited	Purchase	200,000	285.68
18 March 2004	UBS Limited	Purchase	384,600	286.93
19 March 2004	UBS Limited	Purchase	3,400	286.00
19 March 2004	UBS Limited	Sale	25,000	285.14
22 March 2004	UBS Limited	Purchase	200,000	284.28
23 March 2004	UBS Limited	Purchase	1,000,000	282.28
23 March 2004	UBS Limited	Purchase	1,250,000	283.00
23 March 2004	UBS Limited	Purchase	45,517	283.00
23 March 2004	UBS Limited	Purchase	240,067	283.25
23 March 2004	UBS Limited	Sale	300,000	283.49
25 March 2004	UBS Limited	Purchase	420	283.30
25 March 2004	UBS Limited	Purchase	39,650	283.00
25 March 2004	UBS Limited	Sale	40,000	283.28
31 March 2004	UBS Limited	Purchase	100,000	282.78
1 April 2004	UBS Limited	Purchase	75,000	282.78
2 April 2004	UBS Limited	Purchase	25,000	284.43
6 April 2004	UBS Limited	Sale	4,100	286.00
6 April 2004	UBS Limited	Purchase	370,000	284.43
6 April 2004	UBS Limited	Purchase	369,652	284.43
6 April 2004	UBS Limited	Purchase	79,627	284.43
6 April 2004	UBS Limited	Purchase	177,200	284.28
7 April 2004	UBS Limited	Purchase	49,950	284.43
14 April 2004	UBS Limited	Sale	982	287.00
14 April 2004	UBS Limited	Purchase	982	287.00
14 April 2004	UBS Limited	Sale	982	285.00
20 April 2004	UBS Limited	Purchase	460,000	283.28
23 April 2004	UBS Limited	Purchase	10,000	283.00
23 April 2004	UBS Limited	Sale	10,000	283.28
26 April 2004	UBS Limited	Purchase	146	283.30
26 April 2004	UBS Limited	Purchase	10,000	275.00
28 April 2004	UBS Limited	Purchase	500,000	278.14
28 April 2004	UBS Limited	Sale	500,000	278.08
28 April 2004	UBS Limited	Purchase	750,000	278.28
29 April 2004	UBS Limited	Purchase	150,000	279.28
29 April 2004	UBS Limited	Purchase	125,000	279.42
5 May 2004	UBS Limited	Sale	500,000	278.58
6 May 2004	UBS Limited	Sale	14,337	280.00
6 May 2004	UBS Limited	Purchase	125,000	279.28
7 May 2004	UBS Limited	Purchase	650,000	279.28
7 May 2004	UBS Limited	Purchase	600,000	279.28
7 May 2004	UBS Limited	Purchase	350,000	279.28
21 June 2004	UBS Limited	Sale	497	317.00
21 June 2004	UBS Limited	Sale	20,606	317.00
21 June 2004	UBS Limited	Sale	25,000	317.00
25 June 2004	UBS Limited	Sale	714	317.50
29 June 2004	UBS Limited	Sale	6,012	318.00
29 June 2004	UBS Limited	Sale	9,494	318.00
29 June 2004	UBS Limited	Sale	9,494	318.00
29 June 2004	UBS Limited	Sale	9,494	318.00
29 June 2004	UBS Limited	Sale	9,494	318.00
29 June 2004	UBS Limited	Sale	9,494	318.00
29 June 2004	UBS Limited	Sale	9,494	318.00
29 June 2004	UBS Limited	Sale	9,494	318.00
29 June 2004	UBS Limited	Sale	9,494	318.00

Trade Date	Party	Transaction	Number of Alvis Shares	Reference Price per share (pence)
29 June 2004	UBS Limited	Sale	9,494	318.00
29 June 2004	UBS Limited	Sale	3,482	318.00

* Trafalgar Catalyst Fund Limited.

4. Shareholdings and Dealings

In this paragraph 4:

(a) and in paragraph 3 above "**disclosure period**" means the period commencing on 11 March 2003 being the date 12 months prior to the commencement of the Offer Period and ending on 29 June 2004 (being the latest practicable date prior to the posting of this document);

(b) references to an "**associate**" means:

(i) Alvis's subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status);

(ii) banks, financial and other professional advisers (including stockbrokers) to Alvis or any company covered in sub-paragraph (i) above, including persons controlling, controlled by or under the same control as, such banks, financial or other professional advisers;

(iii) the directors of Alvis and the directors of any company covered in sub-paragraph (i) above (together, in each case, with their close relatives and related trusts);

(iv) pension funds of Alvis or any company covered in sub-paragraph (i) above;

(v) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(vi) a person who owns or controls five per cent. or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 to Rule 8 of the Code) issued by Alvis, including a person who as a result of any transaction owns or controls five per cent. or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this sub-paragraph (vi). Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person; and

(vii) a company having a material trading arrangement with Alvis;

(c) references to a "**bank**" do not apply to a bank whose sole relationship with BAE Systems, Alvis or a company covered in sub-paragraph (b)(i) above is the provision of normal commercial banking services or such activities in connection with the Offer as confirming that cash is available, handling acceptances and other registration work;

(d) ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status and "**control**" means a holding, or aggregate holdings, of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of the company which are currently exercisable at a general meeting, irrespective of whether the holding gives de facto control;

(e) "**connected**" means controlled by, controlling or under common control with Alvis (with "control" and all derivative words having the meaning given in sub-paragraph (d) above);

(f) "**relevant securities**" include

(i) securities of Alvis which are being offered for or which carry voting rights;

(ii) equity share capital of Alvis;

(iii) securities of Alvis carrying conversion or subscription rights into any of the foregoing; and

(iv) options in respect of any of the foregoing and derivatives referenced to any of the foregoing;

(g) "**derivative**" includes any financial product whose value in whole or in part is determined directly or indirectly by reference to the price of an underlying security but which does not include the possibility of delivery of such underlying securities; and

(h) "**shareholding**" has the extended meaning given to it in the Notes to Rule 24.3 of the Code.

4.1 Interests in Shares

4.1.1 As at the close of business on 29 June 2004 (being the latest practicable date prior to the posting of this document), BAE Systems owned or controlled 31,882,534 Alvis Shares, and Alvis owned or controlled one BAE Systems share.

4.1.2 As at the close of business on 29 June 2004 (being the latest practicable date prior to the posting of this document), no director of BAE Systems, no member of their immediate families nor any related trusts nor any connected persons (within the meaning of section 346 of the Companies Act) owned or was interested (as described in Parts VI and X of the Companies Act) directly or indirectly in relevant securities.

4.1.3 The interests of the directors of Alvis and their immediate families or their related trusts and connected persons (within the meaning of section 346 of the Companies Act) in the ordinary share capital of BAE Systems as at the close of business on 29 June 2004 (being the latest practicable date prior to the posting of this document), were as follows:

Director	BAE Systems Shares held beneficially	BAE Systems Shares held as trustee
DJ Wright	2,599	nil

4.1.4 The interests of the Directors of Alvis and their immediate families and connected persons (within the meaning of section 346 of the Companies Act) in Alvis Shares (other than share options) as shown in the register required to be kept under section 325 of the Companies Act or which have been notified to Alvis pursuant to section 324 or 328 of the Companies Act, as at the close of business on 29 June 2004, being the latest practicable date prior to the posting of this document, were as follows:

Name	Number
Alvis Employee Benefit Trust*	2,614,682
N M Prest	1,014,463
A J E Prest	5,900
F G A Prest	4,427
C J C Prest	4,427
T R F Prest	4,427
M F Greenslade	202,358
A A Greenslade	29,921
T Beyer	80,000
R Hayman-Joyce	21,927
D J Wright	29,119
P E Wright	33,579

* The Alvis Employee Benefit Trust is a connected person (within the meaning of section 346 of the Companies Act) because the executive Directors of Alvis are potential beneficiaries thereof.

4.1.5 As at the close of business on 29 June 2004 (being the latest practicable date prior to the posting of this document), the following options over Alvis Shares had been granted to the directors of Alvis and remain outstanding under: (i) the Alvis Key Employee Scheme ("KESOS"); (ii) a Super

Option under the KESOS rules ("Super"); (iii) the Alvis Executive Share Option Scheme ("ESOS"); and the Alvis Inland Revenue approved savings related option scheme ("SAYE"):

Director	Scheme	No of shares under option	Date options exerciseable	Option Exercise Price (p)
N M Prest	ESOS	118,000	2 May 2006	163.5
N M Prest	Super	600,000	11 June 2003	194.0*
N M Prest	KESOS	176,500	3 November 2002	127.5
N M Prest	KESOS	185,000	25 October 2003	81.5
N M Prest	KESOS	185,000	1 April 2004	117.5
N M Prest	KESOS	130,000	15 November 2005	137.5
N M Prest	SAYE	6,521	1 July 2006	118.0
N M Prest	SAYE	2,815	1 July 2008	126.0
M F Greenslade	ESOS	59,000	2 May 2006	163.5
M F Greenslade	Super	300,000	21 March 2005	100.0
M F Greenslade	KESOS	175,000	21 March 2003	100.0
M F Greenslade	KESOS	100,000	21 March 2004	100.0
M F Greenslade	KESOS	95,000	25 October 2003	81.5
M F Greenslade	KESOS	95,000	1 April 2004	117.5
M F Greenslade	KESOS	65,000	15 November 2005	137.5
M F Greenslade	SAYE	3,743	1 July 2004	118.0
M F Greenslade	SAYE	1,620	1 July 2006	126.0

* *Under arrangements entered into with Alvis in relation to this option, N M Prest will effectively be put in the financial position as if the option exercise price were 133.5p.*

4.1.6 As at the close of business on 29 June 2004 (being the latest practicable date prior to the posting of this document), no person acting or deemed to be acting in concert with BAE Systems (excluding exempt market makers and exempt fund managers) owned or controlled any relevant securities.

4.1.7 As at the close of business on 29 June 2004 (being the latest practicable date prior to the posting of this document), the following person(s), who are party to an arrangement of the kind referred to in Note 6(b) to Rule 8 of the Code with BAE Systems or any person(s) deemed to be acting in concert with BAE Systems for the purposes of the Offer, owned or controlled the following Alvis Shares:

Name	Number of Alvis Shares	Arrangement
Cross Europe Fund Limited	2,644,837	CFD shares held by UBS
Dorchester Asset Management Limited*	6,360,200**	CFD shares held by UBS

* on behalf of Gruss Global Investors Master Fund Limited, Gruss Offshore Arbitrage Fund Limited and Gruss Arbitrage Partners LP

** of which 2,047,880 are the subject of an Irrevocable Commitment

4.2 Dealings

4.2.1 BAE Systems and the directors of BAE Systems and their immediate families or related trusts and connected persons have not dealt for value in Alvis Shares during the disclosure period.

4.2.2 During the disclosure period, Alvis and the Directors of Alvis and their immediate families or related trusts and connected persons have dealt for value in BAE Systems shares as follows:

Date	Party	Transaction	Number of BAE Systems Shares	Price per share (pence)
9 May 2003 . .	The Alvis Pension Fund	Purchase	48,854	128.5
3 June 2003 . .	The Alvis Pension Fund	Sale	48,854	132.0
24 March 2004	D J Wright	Purchase	2,599	191.3

4.2.3 During the disclosure period, the following dealings for value in Alvis Shares have taken place by the following persons deemed to be acting in concert with BAE Systems:

Date	Party	Transaction	Number of Alvis Shares	Price per share (pence)
15 April 2003	Goldman Sachs International	Buy	52,158	161.00
02 May 2003	Goldman Sachs International	Sell	52,158	166.83
09 May 2003	Goldman Sachs International	Buy	5,762	174.00
12 May 2003	Goldman Sachs International	Sell	5,762	177.32
19 September 2003 . .	Goldman Sachs International	Sell	35,000	199.60
29 September 2003 . .	Goldman Sachs International	Buy	35,000	194.00
14 March 2003	DrKW Securities*	Buy	27,500	157.00
14 March 2003	DrKW Securities	Sell	27,500	157.00
17 March 2003	DrKW Securities	Buy	12,500	153.00
17 March 2003	DrKW Securities	Sell	12,500	153.00
23 June 2003	DrKW Securities	Buy	20,182	200.00
23 June 2003	DrKW Securities	Sell	20,182	200.00
8 September 2003 . . .	DrKW Securities	Buy	3,400	200.00
13 August 2003	DrKW Securities	Sell	16,000	197.00
14 August 2003	DrKW Securities	Buy	6,000	192.72
14 August 2003	DrKW Securities	Buy	10,000	192.72
15 September 2003 . .	DrKW Securities	Sell	2,294	206.79
15 October 2003	DrKW Securities	Sell	1,106	195.31
5 November 2003 . . .	DrKW Securities	Buy	26,596	187.00
5 November 2003 . . .	DrKW Securities	Sell	26,596	187.00

* Dresdner Kleinwort Wasserstein Securities Limited

4.2.4 During the disclosure period, the following dealings for value in Alvis Shares have taken place by the following persons who are party to an arrangement of the kind referred to in Note 6(b) to Rule 8 of the Code with BAE Systems or any person(s) deemed to be acting in concert with BAE Systems for the purposes of the Offer, owned or controlled the following Alvis Shares:

Trade Date	Party	Transaction	Number of Alvis Shares	Reference Price per share (pence)
11 March 2004	Cross Europe Fund Limited	Swap purchase	602,000	288.43
11 March 2004	Cross Europe Fund Limited	Swap purchase	129,000	291.58
11 March 2004	Cross Europe Fund Limited	Swap purchase	301,000	294.00
12 March 2004	Cross Europe Fund Limited	Swap sell	154,800	296.55
15 March 2004	Cross Europe Fund Limited	Swap purchase	430,215	290.58
15 March 2004	Cross Europe Fund Limited	Swap sell	215,000	290.58
15 March 2004	Cross Europe Fund Limited	Swap purchase	688,000	288.43
15 March 2004	Cross Europe Fund Limited	Swap sell	344,000	288.43
15 March 2004	Cross Europe Fund Limited	Swap purchase	86,215	289.58
16 March 2004	Cross Europe Fund Limited	Swap purchase	164,323	287.58
23 March 2004	Cross Europe Fund Limited	Swap purchase	215,000	283.00
13 April 2004	Cross Europe Fund Limited	Swap sell	1,901,953	285.00
13 April 2004	Cross Europe Fund Limited	Swap purchase	1,901,953	285.00
19 April 2004	Cross Europe Fund Limited	Swap purchase	402,884	284.43
20 April 2004	Cross Europe Fund Limited	Swap purchase	340,000	282.42
10 May 2004	Cross Europe Fund Limited	Swap sell	2,644,837	279.50
10 May 2004	Cross Europe Fund Limited	Swap purchase	2,644,837	279.50
28 May 2004	Cross Europe Fund Limited	Swap sell	2,644,837	281.50
28 May 2004	Cross Europe Fund Limited	Swap purchase	2,644,837	281.50
11 March 2004	Gruss Global Investors Master Fund	Swap purchase	143,750	288
11 March 2004	Gruss Global Investors Master Fund	Swap purchase	57,500	288
12 March 2004	Gruss Global Investors Master Fund	Swap purchase	155,250	295
15 March 2004	Gruss Global Investors Master Fund	Swap purchase	57,500	288

Trade Date	Party	Transaction	Number of Alvis Shares	Reference Price per share (pence)
15 March 2004	Gruss Global Investors Master Fund	Swap purchase	80,500	288
17 March 2004	Gruss Global Investors Master Fund	Swap purchase	97,796	286
18 March 2004	Gruss Global Investors Master Fund	Swap purchase	46,000	286
22 March 2004	Gruss Global Investors Master Fund	Swap purchase	46,000	284
23 March 2004	Gruss Global Investors Master Fund	Swap purchase	230,000	282
31 March 2004	Gruss Global Investors Master Fund	Swap purchase	23,000	283
1 April 2004	Gruss Global Investors Master Fund	Swap purchase	22,500	283
20 April 2004	Gruss Global Investors Master Fund	Swap purchase	138,000	283
28 April 2004	Gruss Global Investors Master Fund	Swap purchase	225,000	278
7 May 2004	Gruss Global Investors Master Fund	Swap purchase	350,000	279
7 May 2004	Gruss Global Investors Master Fund	Swap purchase	650,000	279
11 March 2004	Gruss Offshore Arbitrage Fund Limited	Swap purchase	226,187	288
11 March 2004	Gruss Offshore Arbitrage Fund Limited	Swap purchase	90,475	288
12 March 2004	Gruss Offshore Arbitrage Fund Limited	Swap purchase	244,282	295
15 March 2004	Gruss Offshore Arbitrage Fund Limited	Swap purchase	90,475	288
15 March 2004	Gruss Offshore Arbitrage Fund Limited	Swap purchase	126,665	288
17 March 2004	Gruss Offshore Arbitrage Fund Limited	Swap purchase	153,880	286
18 March 2004	Gruss Offshore Arbitrage Fund Limited	Swap purchase	72,380	286
22 March 2004	Gruss Offshore Arbitrage Fund Limited	Swap purchase	72,380	284
23 March 2004	Gruss Offshore Arbitrage Fund Limited	Swap purchase	361,900	282
20 April 2004	Gruss Offshore Arbitrage Fund Limited	Swap purchase	144,900	283
28 April 2004	Gruss Offshore Arbitrage Fund Limited	Swap purchase	236,250	278
11 March 2004	Gruss Arbitrage Partners LP	Swap purchase	255,063	288
11 March 2004	Gruss Arbitrage Partners LP	Swap purchase	102,025	288
12 March 2004	Gruss Arbitrage Partners LP	Swap purchase	275,468	295
15 March 2004	Gruss Arbitrage Partners LP	Swap purchase	102,025	288
15 March 2004	Gruss Arbitrage Partners LP	Swap purchase	142,835	288
17 March 2004	Gruss Arbitrage Partners LP	Swap purchase	173,524	286
18 March 2004	Gruss Arbitrage Partners LP	Swap purchase	81,620	286
22 March 2004	Gruss Arbitrage Partners LP	Swap purchase	81,620	284
23 March 2004	Gruss Arbitrage Partners LP	Swap purchase	408,100	282
31 March 2004	Gruss Arbitrage Partners LP	Swap purchase	77,000	283
1 April 2004	Gruss Arbitrage Partners LP	Swap purchase	52,500	283
20 April 2004	Gruss Arbitrage Partners LP	Swap purchase	177,100	283
28 April 2004	Gruss Arbitrage Partners LP	Swap purchase	288,750	278

4.2.5 During the disclosure period, the directors of Alvis and their immediate families or related trusts and connected persons have dealt for value in Alvis Shares as follows:

Date	Party	Transaction	Number of Alvis Shares	Price per share (p)
19 March 2003	D J Wright	Purchase	6,557	151.5
19 March 2003	P E Wright	Purchase	6,557	151.5
24 March 2003	Alvis Employee Benefit Trust	Disposal	2,279	118.0
1 April 2003	M F Greenslade	Option Exercise	125,000	100.0
1 April 2003	Alvis Employee Benefit Trust	Disposal	20,000	81.5
2 April 2003	Alvis Employee Benefit Trust	Disposal	65,000	117.5
9 April 2003	Alvis Employee Benefit Trust	Disposal	15,000	81.5
10 April 2003	Alvis Employee Benefit Trust	Disposal	30,000	81.5
10 April 2003	Alvis Employee Benefit Trust	Disposal	30,000	117.5
10 April 2003	Alvis Employee Benefit Trust	Disposal	20,000	140.0
15 April 2003	Alvis Employee Benefit Trust	Disposal	30,000	81.5
2 May 2003	Alvis Employee Benefit Trust	Disposal	30,000	81.5
2 May 2003	N M Prest	Option Grant	118,000	163.5
2 May 2003	N M Prest	Option Grant	2,815	126.0
2 May 2003	M F Greenslade	Option Grant	59,000	163.5
2 May 2003	M F Greenslade	Option Grant	1,620	126.0
8 May 2003	Alvis Employee Benefit Trust	Disposal	65,000	81.5
12 May 2003	Alvis Employee Benefit Trust	Disposal	65,000	81.5
13 May 2003	Alvis Employee Benefit Trust	Disposal	8,000	118.0
14 May 2003	Alvis Employee Benefit Trust	Disposal	47,500	140.0
13 May 2003	Alvis Employee Benefit Trust	Disposal	4,564	118.0
14 May 2003	Alvis Employee Benefit Trust	Disposal	55,000	81.5
19 May 2003	Alvis Employee Benefit Trust	Disposal	20,000	81.5
20 May 2003	Alvis Employee Benefit Trust	Disposal	30,000	81.5
28 May 2003	Alvis Employee Benefit Trust	Disposal	40,000	81.5
28 May 2003	Alvis Employee Benefit Trust	Disposal	5,500	118.0
5 June 2003	Alvis Employee Benefit Trust	Disposal	2,500	118.0
14 July 2003	M F Greenslade	Option Exercise	7,279	72.4
11 July 2003	Alvis Employee Benefit Trust	Disposal	15,000	81.5
1 August 2003	Alvis Employee Benefit Trust	Disposal	2,500	118.0
5 August 2003	Alvis Employee Benefit Trust	Disposal	5,000	118.0
19 September 2003	N M Prest	Option Exercise	7,279	72.4
9 October 2003	N M Prest	Option Exercise	23,500	127.5
9 October 2003	Alvis Employee Benefit Trust	Disposal	13,000	118.0
27 October 2003	Alvis Employee Benefit Trust	Disposal	15,000	81.5
29 October 2003	Alvis Employee Benefit Trust	Disposal	981	118.0
24 November 2003	Alvis Employee Benefit Trust	Disposal	20,000	81.5
24 November 2003	Alvis Employee Benefit Trust	Disposal	2,699	118.0
27 November 2003	Alvis Employee Benefit Trust	Disposal	2,500	118.0
1 December 2003	Alvis Employee Benefit Trust	Disposal	50,000	81.5
15 December 2003	Alvis Employee Benefit Trust	Disposal	65,000	81.5
22 December 2003	Alvis Employee Benefit Trust	Disposal	25,000	81.5
7 January 2004	Alvis Employee Benefit Trust	Disposal	15,000	81.5
8 January 2004	Alvis Employee Benefit Trust	Disposal	3,174	118.0
10 March 2004	Alvis Employee Benefit Trust	Disposal	1,611	118.0
12 March 2004	Alvis Employee Benefit Trust	Disposal	5,408	118.0
18 March 2004	Alvis Employee Benefit Trust	Disposal	5,500	118.0
1 April 2004	Alvis Employee Benefit Trust	Disposal	215,000	117.5
5 April 2004	Alvis Employee Benefit Trust	Disposal	55,000	117.5
5 April 2004	Alvis Employee Benefit Trust	Disposal	2,653	118.0
14 April 2004	Alvis Employee Benefit Trust	Disposal	397,500	118.0
16 April 2004	Alvis Employee Benefit Trust	Disposal	65,000	117.5
22 April 2004	Alvis Employee Benefit Trust	Disposal	104,000	118.0
11 May 2004	Alvis Employee Benefit Trust	Disposal	31,707	118.0
17 May 2004	Alvis Employee Benefit Trust	Disposal	33,000	118.0
18 May 2004	Alvis Employee Benefit Trust	Disposal	35,000	117.5
24 May 2004	Alvis Employee Benefit Trust	Disposal	32,165	118.0
28 May 2004	Alvis Employee Benefit Trust	Disposal	12,500	118.0
10 June 2004	Alvis Employee Benefit Trust	Disposal	8,000	118.0
15 June 2004	Alvis Employee Benefit Trust	Disposal	5,000	118.0

4.3 General

(A) Save as disclosed above, as at the close of business on 29 June 2004 (the latest practicable date prior to the posting of this document), neither BAE Systems, nor any of the directors of BAE Systems nor any member of their immediate families, their related trusts or connected persons, nor any person deemed to be acting in concert with BAE Systems for the purposes of the Offer, nor any person who has given an irrevocable undertaking to accept the Offer, owned or controlled or (in the case of the directors of BAE Systems, their immediate families and related trusts) was interested, directly or indirectly, in any relevant securities, nor has any such person dealt for value therein during the disclosure period.

(B) Save as disclosed above, as at the close of business on 29 June 2004 (being the latest practicable date prior to the posting of this document), neither Alvis, nor any of the directors of Alvis, nor any member of their immediate families, their related trusts or connected persons owned, controlled or (in the case of the directors of Alvis, their immediate families, related trusts and connected persons) was interested, directly or indirectly, in any relevant securities, nor has any such person dealt for value therein during the disclosure period.

(C) Save as disclosed above, as at the close of business on 29 June 2004 (being the latest practicable date prior to the posting of this document) no subsidiary of Alvis nor any pension fund of Alvis or any of its subsidiaries, nor any person whose investments are managed by a discretionary fund manager (other than an exempt fund manager) connected with Alvis, nor any bank, stockbroker, financial or other professional adviser to Alvis (or any of its subsidiaries or its or their respective associated companies or any company of which any such company is an associated company), nor any person controlling, controlled by or under the same control as any such bank, stockbroker, financial or other professional adviser, owned or controlled, directly or indirectly, any relevant securities nor has any such person dealt for value in such securities during the period commencing on 11 March 2004 and ending on the above date.

(D) Save for the irrevocable commitments or arrangements referred to in paragraph 3 above, no arrangement exists between any person and BAE Systems or any person acting in concert with BAE Systems for the purposes of the Offer or between any person and Alvis or any associate of Alvis in relation to relevant securities including, in addition to indemnity and option arrangements, any agreement or understanding, formal or informal, of whatever nature, which may be an inducement to deal or refrain from dealing.

5. Market quotations

The following table shows the middle market quotations for Alvis Shares, as derived from the London Stock Exchange Daily Official List, on the first dealing day in each of the six months from 3 December 2003 to 1 June 2004 inclusive, on 2 June 2004 being the last dealing day prior to the commencement of the Offer Period and on 29 June 2004 (being the latest practicable date prior to the posting of this document):

Date	Alvis Share Price (Pence)
3 December 2003	178.0
2 January 2004	173.5
2 February 2004	187.5
1 March 2004	206.0
1 April 2004	283.75
4 May 2004	279.0
1 June 2004	280.0
2 June 2004	277.0
29 June 2004	317.5

6. Loan notes

Goldman Sachs International has advised that, based on market conditions on 29 June 2004 (the latest practicable date prior to the posting of this document), it estimates that the value of the Loan Notes, had they been in issue on that date, would have been not less than 98 pence per 100 pence in nominal value.

7. Financing arrangements

The aggregate consideration payable under the Offer is being financed out of the existing resources of BAE Systems. Goldman Sachs International is satisfied that sufficient resources are available to BAE Systems to satisfy the consideration payable as a result of full acceptance of the Offer.

8. Alvis material contract

The following contract, not being a contract entered into the ordinary course of business, which is or may be material, has been entered into by a member of the Alvis Group within the two years immediately preceding the commencement of the Offer Period:

By an agreement dated 2 August 2002 made between (1) Vickers Engineering plc, (2) Alvis Vickers Limited ("AVL"), (3) Alvis Bridging Limited ("ABL"), (4) Alvis Investments (South Africa) Limited ("AISA"), (5) Alvis Rangers Limited ("ARL"), (6) Alvis and (7) Rolls-Royce plc, AVL acquired the business, assets and certain liabilities of Vickers Defence; ABL acquired the business, assets and certain liabilities of Vickers Bridging; AISA acquired a 75% interest in Alvis South Africa (Pty) Limited and the benefit of a shareholder loan (the "Shareholder Loan") to the latter company of ZAR 56.25 million (South African Rand); and ARL acquired the assets, operating activities and certain liabilities of Risdale firing range. The aggregate consideration for the acquisition was £11.7 million, ZAR 15.45 million and an amount equal to the Shareholder Loan. This was subject to a working capital adjustment which resulted in a repayment to the purchasers of just under £16 million.

9. Service contracts of directors of Alvis

9.1 Save as disclosed below in paragraph 9.2, there are no service contracts between any of the directors or proposed directors of Alvis and any member of the Alvis Group which do not expire or cannot be terminated by the company concerned within the next twelve months and no such contract has been entered into or amended within six months before the date of this document.

9.2 The dates of the service contracts of the executive directors of Alvis and their annual salaries are as follows:

Director	Date of Contract	Current Basic Salary
M F Greenslade	28 January 2000	£165,000 p.a.
N M Prest	4 May 1990	£265,000 p.a.

Each service contract is terminable by the relevant Alvis Director on 12 months' notice.

Mr Greenslade's service contract is terminable by Alvis on 12 months' notice.

Mr Prest's service contract is terminable by Alvis after 31 December 2004 by giving 18 months' notice but any payment in lieu of notice will be equal to 90% of 18 months' remuneration. Prior to that date, 24 months' notice must be given but any payment in lieu of notice will be equal to 18 months' remuneration. In addition, in the event of a change of control of Alvis, Mr Prest may terminate his contract by giving 3 months' notice at any time up to 9 months after the change of control. In these circumstances or if Alvis terminates the contract within 2 years of the change of control (except where summary dismissal is applicable), Mr Prest is entitled to a sum equal to 24 months' remuneration if the change of control occurs after 31 March 2005 or 36 months' remuneration if it occurs before that date.

On 10 March 2004, the notice provisions of Mr Prest's contract were amended so that they are as stated above. Prior to this amendment, Mr Prest's service contract was terminable by giving 24 months' notice at any time. There was no provision for a reduction in the payment in lieu of notice. In the event of a change of control of Alvis, Mr Prest was able to terminate his contract by giving 3 months' notice at any time up to 9 months after the change of control. In these circumstances or if Alvis terminated the contract within 2 years of the change of control (except where summary dismissal is applicable), Mr Prest was entitled to a sum equal to 36 months' remuneration whenever change of control occurred. On the same date, certain non-material amendments to Mr Prest's service contract were made in order to update it.

The remuneration of the executive directors of Alvis includes an annual bonus (related to a percentage of salary determined by the Remuneration Committee of Alvis) which is dependent upon performance by reference to certain financial criteria.

The non-executive directors of Alvis do not have service contracts.

10. Material change

10.1 BAE Systems

Save as disclosed in this document, the directors of BAE Systems are not aware of any material change in the financial or trading position of the BAE Systems Group since 31 December 2003, being the date to which the last audited accounts of BAE Systems were prepared.

10.2 Alvis

Save as disclosed in this document, the directors of Alvis are not aware of any material change in the financial or trading position of the Alvis Group since 31 December 2003, being the date to which the last audited accounts of Alvis were prepared.

11. Other information

11.1 Save as disclosed herein, no agreement, arrangement or understanding (including any compensation arrangement) exists between BAE Systems or any person acting in concert with BAE Systems for the purposes of the Offer and any of the directors, recent directors, shareholders or recent shareholders of Alvis having any connection with or dependence upon or which is conditional upon the outcome of the Offer.

11.2 Except with the consent of the Panel, settlement of the consideration to which any Alvis Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim, or other analagous right to which BAE Systems may otherwise be, or claim to be, entitled against such Alvis Shareholder.

11.3 There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the Alvis Shares to be acquired by BAE Systems pursuant to the Offer will be transferred to any other person, save that BAE Systems reserves the right to transfer any Alvis Shares to any other member of the BAE Systems Group or to a nominee.

11.4 Goldman Sachs International has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

11.5 KPMG has given and not withdrawn its written consent to the issue of this document, with the inclusion of its report and the references to its name in the form and context in which they appear.

11.6 Hoare Govett Limited has given and not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

11.7 Lazard has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

11.8 Dresdner Kleinwort Wasserstein Limited has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

12. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) whilst the Offer remains open for acceptance:

(a) the certificate of incorporation and the memorandum and articles of association of each of BAE Systems and Alvis;

(b) the published audited consolidated accounts of BAE Systems for each of the two years ended 31 December 2002 and 31 December 2003;

(c) the published audited consolidated accounts of Alvis for each of the two years ended 31 December 2002 and 31 December 2003;

(d) the Loan Note valuation report of Goldman Sachs International dated 29 June 2004;

(e) the draft Loan Note Instrument (subject to modification);

(f) the material contract referred to in paragraph 8 above;

(g) the Alvis Directors' service contracts referred to in paragraph 9.2 above;

(h) the irrevocable commitments referred to in paragraph 3 above;

(i) the written consents referred to in paragraphs 11.4, 11.5, 11.6, 11.7 and 11.8 above;

(j) this document and the Form of Acceptance;

(k) all derivative contracts which have been disclosed; and

(l) the rules of the Alvis Share Option Schemes.

APPENDIX VII

DEFINITIONS

The following definitions apply within this document and the Form of Acceptance unless the context otherwise requires:

"Alternative TTE instruction"	a Transfer to Escrow instruction (as described in the CREST manual issued by CRESTCo) in relation to Alvis Shares in uncertificated form meeting the requirements set out in paragraph 14 of the letter from Goldman Sachs International contained in this document;
"Alvis"	Alvis plc;
"Alvis Board", "board of Alvis", "Directors of Alvis" or "Alvis Directors"	Nicholas Prest, Martin Greenslade, Trevor Beyer, Robert Hayman-Joyce and David Wright;
"Alvis Group"	Alvis and its subsidiary undertakings and where the context so permits, each of them;
"Alvis Shareholders"	the holders of Alvis Shares;
"Alvis Share Options"	options over Alvis Shares granted under the Alvis Share Option Schemes;
"Alvis Share Option Schemes"	the various Alvis share option schemes known as the Employee Share Option Scheme, the Executive Share Option Scheme, the Option Incentive Plan and the Inland Revenue approved SAYE Scheme;
"Alvis Shares"	the existing unconditionally allotted or issued and fully paid (or credited as fully paid) ordinary shares of 25p each in the capital of Alvis and any further such shares which are unconditionally allotted or issued on or prior to the date on which the Offer closes or, subject to the provisions of the Code, such earlier date or dates as BAE Systems may decide;
"Announcement"	the announcement made by BAE Systems to the London Stock Exchange on 3 June 2004;
"Australia"	the Commonwealth of Australia, its states, territories and possessions;
"BAE Systems"	BAE SYSTEMS plc;
"BAE Systems Group"	BAE Systems and its subsidiary undertakings and where the context so permits, each of them;
"BAE Systems Holding"	BAE Systems holding of 31,882,534 Alvis Shares, representing approximately 28.7 per cent. of the existing issued share capital of Alvis;
"business day"	any day, other than a Saturday, Sunday or public or bank holiday, on which banks are generally open for business in the City of London and New York;
"Canada"	Canada, its provinces, territories and all areas subject to its jurisdiction and any political sub-division thereof;
"Cash Offer TTE instruction"	a Transfer to Escrow instruction (as described in the CREST manual issued by CRESTCo) in relation to Alvis Shares in uncertificated form meeting the requirements set out in paragraph 14 of the letter from Goldman Sachs International contained in this document;
"certificated" or "in certificated form"	the description of a share or other security which is not in uncertificated form (that is, not in CREST);
"CFDs"	contracts for differences or other similar arrangements;
"CGT"	UK taxation of chargeable gains;
"Code"	The City Code on Takeovers and Mergers;

"Companies Act"	the Companies Act 1985 (as amended);
"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations);
"CRESTCo"	CRESTCo Limited;
"CREST member"	a person who has been admitted by CRESTCo as a system member (as defined in the Regulations);
"CREST participant"	a person who is, in relation to CREST, a system-participant (as defined in the Regulations);
"CREST payment"	shall have the meaning given in the CREST manual issued by CRESTCo;
"CREST personal member"	a CREST member admitted to CREST as a personal member under the sponsorship of a CREST sponsor;
"CREST sponsor"	a CREST participant admitted to CREST as a CREST sponsor;
"Daily Official List"	the daily official list of the London Stock Exchange;
"Electronic Acceptance"	the inputting and settling of a TTE instruction which constitutes or is deemed to constitute an acceptance of the Offer and/or the Loan Note Alternative on the terms set out in this document;
"ESA instruction"	an Escrow Account Adjustment Input (AESN), transaction type ("ESA") (as described in the CREST manual issued by CRESTCo);
"Escrow Agent"	Lloyds TSB Registrars (in its capacity as an Escrow Agent as described in the CREST manual issued by CRESTCo);
"First Closing Date"	3.00 p.m. London time on 2 August 2004;
"Form of Acceptance"	the form of acceptance and authority and election relating to the Offer accompanying this document;
"General Dynamics Offer"	the cash offer for Alvis by Morgan Stanley & Co. Limited on behalf of General Dynamics Holdings Limited outside the United States and by General Dynamics Holdings Limited in the United States;
"Japan"	Japan, its cities, prefectures, territories and possessions;
"Lazard"	Lazard & Co., Limited;
"LIBOR"	the London inter-bank Offered Rate expressed as a rate per annum for six month sterling deposits of £1 million commencing on the first business day of the relevant interest period which appears on the Telerate page 3750 at or about 11:00 a.m. on the same date;
"Listing Rules"	the listing rules of the UK Listing Authority;
"Loan Notes"	the floating rate unsecured Loan Notes 2009 of BAE Systems to be issued pursuant to the Loan Note Alternative;
"Loan Note Alternative"	the alternative under which Alvis Shareholders who validly accept the Offer are entitled to elect to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise have been entitled under the Offer;
"Loan Note Instrument"	the loan note instrument constituting the Loan Notes, the terms of which are summarised in Appendix II of this document (and any instruments supplemental thereto);
"member account ID"	the identification code or number attached to any member account in CREST;
"Network Enabled Capabilities"	encompasses linking sensors, decision makers and weapon systems so that information can be translated into synchronised and overwhelming military effect rapidly and reliably;

"Offer"	the recommended offer being made by Goldman Sachs International on behalf of BAE Systems outside the US, and by BAE Systems inside the US, to acquire all the Alvis Shares not already owned by BAE Systems and including, where the context so permits, the Loan Note Alternative and, where the context so requires, any subsequent revision, variation, extension or renewal thereof;
"Offer Period"	has the meaning given in paragraph 6 of Part B of Appendix 1 of this document;
"Official List"	the official list maintained by the UK Listing Authority;
"Panel"	The Panel on Takeovers and Mergers;
"participant ID"	the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant;
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);
"Regulatory Information Service"	the Company Announcements Office and/or RNS and/or any other channel recognised from time to time as a channel for the dissemination of regulatory information by listed companies under the Listing Rules;
"SEC"	the United States Securities and Exchange Commission;
"Securities Act"	the United States Securities Act of 1933, as amended;
"TFE instruction"	a Transfer from Escrow instruction (as described in the CREST Manual issued by CRESTCo);
"TTE instruction"	a Transfer to Escrow instruction (as described in the CREST Manual issued by CRESTCo);
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;
"uncertificated" or "in uncertificated form"	recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST;
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland;
"United States" or "US"	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction;
"US Person"	a US person as defined in Regulation S under the Securities Act; and
"US Shareholder"	an Alvis Shareholder resident in the United States.

(This page has been left blank intentionally.)

Merrill Corporation Ltd, London
04LON1832

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the Offer or the contents of this document or what action you should take, you are recommended immediately to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000 or from an appropriately authorised independent financial adviser if you are taking advice outside the United Kingdom.

This Form of Acceptance should be read in conjunction with the accompanying offer document dated 1 July 2004 (the "Offer Document"). Unless the context otherwise requires, the definitions used in the Offer Document also apply in this Form of Acceptance. If you have sold or otherwise transferred all of your Alvis Shares (otherwise than pursuant to the Offer), please forward this Form of Acceptance together with the accompanying documents (including the enclosed reply paid envelope), as soon as possible, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward transmission to the purchaser or transferee. **However, such documents should not be forwarded or transmitted in, into or from Canada, Australia or Japan, or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction. If you have sold or transferred only part of your holding of Alvis Shares, you should retain these documents.**

The Offer is not being made, directly or indirectly, in or into, or by the use of the mails of or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or by any facilities of a national securities exchange of Canada, Australia or Japan and will not be capable of acceptance by any such use, means, instrumentality or facility or from within Canada, Australia or Japan. Neither this Form of Acceptance nor the accompanying Offer Document nor any related document is being mailed, and must not be mailed, or otherwise forwarded, distributed or sent in, into or from Canada, Australia or Japan and persons receiving such documents (including, without limitation, custodians, nominees and trustees) must not distribute or send any of them in, into or from Canada, Australia or Japan. Doing so may render invalid any purported acceptance of the Offer. Any person (including, without limitation, custodians, nominees and trustees) who may have a contractual or legal obligation or may otherwise intend to forward this Form of Acceptance, the accompanying Offer Document and/or any related document into any jurisdiction outside the United Kingdom should read paragraph 7 of Part B of Appendix I to the Offer Document before taking any action.

The making and availability of the Offer to citizens, residents or nationals of other jurisdictions outside the United Kingdom may be affected by the laws of such jurisdictions. Such persons should acquaint themselves with and fully observe any applicable requirements.

The Loan Notes to be issued pursuant to the Offer have not been and will not be registered under the United States Securities Act of 1933, as amended, or under any of the relevant securities laws of Canada, Australia or Japan. Accordingly, such securities may not (unless an exemption from such laws is available) be offered, sold or delivered directly or indirectly in or into the United States, Canada, Australia or Japan or to or for the account or benefit of any US Person or person resident in the United States, Canada, Australia or Japan.

Goldman Sachs International is acting as financial adviser to BAE Systems in connection with the Offer and no one else and will not be responsible to anyone other than BAE Systems for providing the protections afforded to customers of Goldman Sachs International nor for providing advice in relation to the Offer.

Dresdner Kleinwort Wasserstein Limited, which is authorised and regulated by the Financial Services Authority, is acting as broker for BAE Systems in connection with the Offer and no one else and will not be responsible to anyone other than BAE Systems for providing the protections afforded to clients of Dresdner Kleinwort Wasserstein Limited nor for providing advice in connection with the Offer.

Lazard is acting as financial adviser to Alvis in connection with the Offer and no one else and will not be responsible to anyone other than Alvis for providing the protections afforded to customers of Lazard nor for providing advice in relation to the Offer.

Hoare Govett Limited is acting as broker for Alvis in connection with the Offer and no one else and will not be responsible to anyone other than Alvis for providing the protections afforded to clients of Hoare Govett Limited nor for providing advice in relation to the Offer.

FORM OF ACCEPTANCE, AUTHORITY AND ELECTION

in respect of the

Recommended Cash Offer

by

Goldman Sachs International

on behalf of

BAE SYSTEMS plc

(and in the United States by BAE SYSTEMS plc)

for

Alvis plc

Acceptances of the Offer must be received by 3.00 p.m. (London time) on 2 August 2004

ACTION TO BE TAKEN TO ACCEPT THE OFFER

- *To accept the Offer and, if relevant, to elect for the Loan Note Alternative, complete page 3 of this Form of Acceptance by following the corresponding instructions set out on page 2 and the notes for guidance on page 4. The full terms and conditions of the Offer are set out in the Offer Document.* **IF YOU HAVE ANY QUESTIONS AS TO HOW TO COMPLETE THIS FORM OF ACCEPTANCE OR TO OBTAIN A FURTHER FORM OF ACCEPTANCE, please contact Lloyds TSB Registrars by telephone on a business day between 9.00 a.m. and 5.00 p.m. (London time) on 0870 600 0673 if you are calling from within the United Kingdom, or +44 1903 702767 if you are calling from outside the United Kingdom.**
- **If your Alvis Shares are in certificated form (that is, not in CREST), you should return this Form of Acceptance duly completed and signed and accompanied by your share certificate(s) and/or other document(s) of title by post or by hand (during normal business hours) to Lloyds TSB Registrars at Princess House, 1 Suffolk Lane, London EC4R 0AX so that they arrive not later than 3.00 p.m. (London time) on 2 August 2004. A first class reply paid envelope is enclosed *for documents lodged by post from within the United Kingdom.***
- **If your Alvis Shares are in uncertificated form (that is, in CREST), you should not complete this Form of Acceptance and may only accept the Offer by TTE instruction in accordance with the procedure set out in paragraph 14.3 of the letter from Goldman Sachs International contained in Part 2 of the Offer Document. If your Alvis Shares are held under different member account IDs, a separate TTE instruction should be sent for each member account ID. If you are a CREST personal member, you should refer to your CREST sponsor before taking any action.**
- If you hold Alvis Shares in certificated form, but in different designations, you should complete a separate Form of Acceptance in respect of each designation. You can obtain further Forms of Acceptance by contacting Lloyds TSB Registrars by telephone on a business day between 9.00 a.m. and 5.00 p.m. (London time) on 0870 600 0673 if you are calling from within the United Kingdom, or +44 1903 702767 if you are calling from outside the United Kingdom.
- If your Alvis Shares are in certificated form and your share certificate(s) and/or other document(s) of title are with your bank, stockbroker or other agent, you should complete and sign this Form of Acceptance and arrange for it to be lodged by such agent, together with the relevant document(s), unless such document(s) is/are not readily available, in which case please refer to Note (E) on page 4 of this Form of Acceptance. If your share certificate(s) and/or other document(s) of title is/are lost, please refer to Note (F) on page 4 of this Form of Acceptance.
- If you hold Alvis Shares in certificated form jointly with others, you must arrange for all your co-holders to sign this Form of Acceptance.
- A Form of Acceptance contained in an envelope postmarked in Canada, Australia or Japan, or otherwise appearing to BAE Systems or its agents to have been sent from Canada, Australia or Japan, will not constitute a valid acceptance of the Offer.

DO NOT DETACH ANY PART OF THIS FORM OF ACCEPTANCE

PLEASE FOLLOW THESE INSTRUCTIONS WHEN COMPLETING THIS FORM OF ACCEPTANCE

1

TO ACCEPT THE OFFER

To accept the Offer, insert in Box 1 the total number of Alvis Shares in respect of which you wish to accept the Offer, whether or not you wish to elect for the Loan Note Alternative in respect of all or any of such Alvis Shares.

You must, in any event, also sign Box 3, in accordance with the instructions set out below. This will constitute your acceptance of the Offer. You should also complete Boxes 2, 4, 5 and/or 6 as appropriate.

If no number of, or a number greater than your registered holding of, Alvis Shares is inserted in Box 1 and you have signed Box 3, you will be deemed to have accepted the Offer in respect of your entire registered holding of Alvis Shares in certificated form (being your entire holding under the name(s) and address specified in Box 4).

Complete here ➡

2

TO ELECT FOR THE LOAN NOTE ALTERNATIVE

If, but only if, you wish to elect for the Loan Note Alternative you should first complete Box 1 and then insert in Box 2 the number of Alvis Shares for which you wish to elect to receive Loan Notes rather than cash under the Offer. You must also sign Box 3 and complete Boxes 4, 5 and/or 6 as appropriate.

If you insert a number in Box 2 which is more than the number of Alvis Shares inserted (or deemed to be inserted) in Box 1, you will be deemed to have elected for Loan Notes in respect of the number inserted (or deemed to be inserted) in Box 1.

Complete here ➡

3

SIGNATURES

To accept the Offer in respect of Alvis Shares held in certificated form, you must sign Box 3 regardless of which other box(es) you complete and, in the case of a joint holding, arrange for all other joint holders to do likewise. Each holder must sign in the presence of a witness.

The witness must be over 18 years of age and should not be one of the joint registered Alvis Shareholders (if any) or otherwise have any financial interest in your Alvis Shares or in the proceeds resulting from the execution of this Form of Acceptance. The same person may witness each signature of the joint registered holders.

A company incorporated in Great Britain may execute under its seal, the seal being affixed and witnessed in accordance with its Articles of Association or other regulations. Alternatively, a company to which section 36A of the Companies Act applies may execute this Form of Acceptance as a deed by two directors or one director and the company secretary signing in the execution part of Box 3. A company incorporated outside Great Britain may sign in accordance with the laws of the territory in which the relevant company is incorporated. In all cases, execution should be expressed to be by the company and each person signing this Form of Acceptance should state the office which he/she holds.

If this Form of Acceptance is not signed by the registered holder(s), insert the name(s) and capacity (e.g. executor(s)) of the person(s) signing this Form of Acceptance. The person signing this Form of Acceptance should provide evidence of his or her authority. If the Form of Acceptance is signed under power of attorney, the power of attorney and share certificate(s) should accompany this Form of Acceptance unless such power of attorney has previously been lodged with Lloyds TSB Registrars.

If you sign Box 3 without inserting "NO" in Box 5, you will be deemed to have given the representations and warranties contained in paragraph (C) of Part C of Appendix I to the Offer Document.

In the case of joint registered holders ALL must sign. This Form of Acceptance must not be signed in Canada, Australia or Japan.

Sign here ➡

4

FULL NAME(S) AND ADDRESS(ES)

Complete Box 4, in BLOCK CAPITALS, with the full name and address of the sole or first-named registered holder together with the full names and addresses of all joint registered holders.

Unless you complete Box 6, the address of the sole or first-named registered holder inserted in Box 4 is the address to which your consideration or returned documents will be sent. **If that address is in Canada, Australia or Japan, you must provide in Box 6 an alternative address outside of those countries to which your consideration or returned documents may be sent.**

Complete here ➡

5

OVERSEAS SHAREHOLDERS

If you are unable to give the representations and warranties required by paragraph (C) of Part C of Appendix I to the Offer Document YOU MUST PUT "NO" IN BOX 5. If you do no not put "NO" in Box 5, you will be deemed to have given such representations and warranties.

Complete here ➡

6

OTHER ADDRESS

Insert in Box 6 the name and address (but not an address in Canada, Australia or Japan) of the person or agent (e.g. your bank) to whom you wish the consideration or returned documents to be sent, if not the same as shown in Box 4 in respect of the sole or first-named registered holder. Box 6 must be completed by holders with registered addresses in Canada, Australia or Japan or holders who have completed Box 4 with an address in Canada, Australia or Japan.

It is the responsibility of Alvis Shareholders resident in or with registered addresses in Canada, Australia or Japan to ensure that they can accept the Offer. The attention of overseas shareholders generally is drawn to the provisions of paragraph 7 of Part B and Part C of Appendix I to the Offer Document.

Complete here ➡

PLEASE COMPLETE IN BLOCK CAPITALS AS EXPLAINED ON PAGES 2 AND 4
The provisions of Parts B and C of Appendix I to the Offer Document are incorporated in and form part of this Form of Acceptance

1 **TO ACCEPT THE OFFER**

Complete Box 1 and, if appropriate, Box 2, Box 4, Box 5, and/or Box 6 and sign Box 3. Insert in Box 1 the total number of Alvis Shares for which you wish to accept the Offer.

BOX 1

No. of Alvis Shares for which you are accepting the Offer

2 **TO ELECT FOR THE LOAN NOTE ALTERNATIVE**

Complete Box 1 and Box 2 and, if appropriate, Box 4, Box 5 and/or Box 6 and sign Box 3.

BOX 2

No. of Alvis Shares for which you are electing for the Loan Note Alternative

3 **SIGN HERE TO ACCEPT THE OFFER**
(see additional notes on page 4)

BOX 3

Execution by individuals

Signed and delivered as a deed by: (Shareholder)	in the presence of: (Witness)	
Signature	1. Name	Address of witness
	Signature	
Signature	2. Name	Address of witness
	Signature	
Signature	3. Name	Address of witness
	Signature	
Signature	4. Name	Address of witness
	Signature	

NOTE: Each registered holder who is an individual MUST SIGN IN THE PRESENCE OF AN INDEPENDENT WITNESS who must ALSO SIGN and print his name and address where indicated. In the case of joint registered holders, ALL must sign.

Execution by a company

*Executed as a deed by/under the common seal of the company named below:

Name of company: *in the presence of/acting by:	Signature of director	Name of director
	Signature of *director/secretary	Name of *director/secretary

*delete as appropriate

4 **FULL NAME(S) AND ADDRESS(ES)**
(To be completed in Block Capitals)

BOX 4

Sole or First-named registered holder 1. Forename(s) (Mr/Mrs/Miss/Title) Surname Address Postcode	Third-named registered holder 3. Forename(s) (Mr/Mrs/Miss/Title) Surname Address Postcode
Second-named registered holder 2. Forename(s) (Mr/Mrs/Miss/Title) Surname Address Postcode	Fourth-named registered holder 4. Forename(s) (Mr/Mrs/Miss/Title) Surname Address Postcode

Please enter here a daytime telephone number (including STD Code) where the sole or first-named registered holder can be contacted in the event of any query arising from completion of this Form of Acceptance.

5 **OVERSEAS SHAREHOLDERS**

Please put "NO" in Box 5 if you are unable to give the representations and warranties set out in paragraph (C) of Part C of Appendix I to the Offer Document. If you do not insert "NO" in Box 5, you will be deemed to have given such representations and warranties.

BOX 5

6 **ALTERNATIVE ADDRESS**

Address outside Canada, Australia or Japan to which consideration and/or other documents is/are to be sent if not that shown in Box 4 above in respect of the sole or first-named registered holder.
To be completed in BLOCK CAPITALS

Name
Address
Postcode

BOX 6

For use by the Registrar

ADDITIONAL INFORMATION REGARDING THE COMPLETION OF THIS FORM OF ACCEPTANCE

In order to be effective, this Form of Acceptance must, except as mentioned below, be signed personally by the registered holder (or, in the case of a joint holding, by ALL the joint holders) and each individual signature must be independently witnessed. A company incorporated in Great Britain may execute this Form of Acceptance under its seal, the seal being affixed and witnessed in accordance with its Articles of Association or other regulations. Alternatively, a company to which section 36A of the Companies Act applies may execute this Form of Acceptance as a deed by two directors or one director and the company secretary signing in the appropriate place. A company incorporated outside Great Britain may sign in accordance with the laws of the territory in which the relevant company is incorporated. In all cases, execution should be expressed to be by the company and each person signing the Form of Acceptance should state the office which he/she holds.

In order to avoid inconvenience to yourself and delay, the following points may assist you:

(A) If a holder is away from home (e.g. abroad or on holiday) or where a power of attorney has been granted:

Send this Form of Acceptance by the quickest means (e.g. airmail), but not in, into or from Canada, Australia or Japan, to the holder for execution or, if he has executed a power of attorney giving sufficient authority, have this Form of Acceptance signed by the attorney in front of a witness. In the latter case, the power of attorney (or a duly certified copy thereof, as provided in the Powers of Attorney Act 1971) must be lodged with this Form of Acceptance for noting. No other signatures are acceptable.

Do not send this Form of Acceptance or the accompanying documents into or to Canada, Australia or Japan.

(B) If you have sold or otherwise transferred all, or wish to sell or otherwise transfer part, of your holding of Alvis Shares in certificated form:

If you have sold or transferred all of your holding of Alvis Shares in certificated form, you should immediately send this Form of Acceptance together with the accompanying documents (including the enclosed reply paid envelope) to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into Canada, Australia or Japan. If your Alvis Shares are in certificated form and you wish to sell part of your holding of Alvis Shares and also wish to accept the Offer in respect of the balance but are unable to obtain the balance certificate by the first closing date of the Offer, you should ensure that your stockbroker or other agent through whom you make the sale obtains the appropriate endorsement or indication, signed on behalf of Alvis's Registrars, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex BN99 6DA, in respect of the balance of your holding of Alvis Shares.

(C) If the sole registered holder has died:

If a grant of probate or letters of administration has/have been registered with Alvis's Registrars, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex BN99 6DA, this Form of Acceptance must be signed by the personal representative(s) of the deceased registered holder, each in the presence of a witness, and returned to Lloyds TSB Registrars at the address given on page 1 of this Form of Acceptance, together with the relevant share certificate(s) and/or other document(s) of title.

If a grant of probate or letters of administration has/have been granted but has/have not been registered with Lloyds TSB Registrars, the personal representative(s) or prospective personal representative(s) should sign this Form of Acceptance, each in the presence of a witness, and forward it to Lloyds TSB Registrars at the address given on page 1 of this Form of Acceptance, together with the share certificate(s) and/or other document(s) of title. A sealed copy of the grant of probate or letters of administration must be lodged as soon as possible thereafter and, in any case, before the consideration due under the Offer can be forwarded to the personal representative(s).

(D) If one of the joint registered holders has died:

This Form of Acceptance is valid if signed by all the surviving holders, each in the presence of a witness, and lodged with Lloyds TSB Registrars at the address given on page 1 of this Form of Acceptance together with the relevant share certificate(s) and/or other document(s) of title and accompanied by the death certificate(s), grant of probate or letters of administration of the deceased holder.

(E) If your Alvis Shares are in certificated form and you do not hold your share certificate(s) and/or other documents of title:

If your share certificate(s) and/or other document(s) of title is/are with your stockbroker, bank or other agent, you should complete this Form of Acceptance and if the certificate(s) and/or other document(s) of title is/are readily available arrange for it to be lodged by such agent with Lloyds TSB Registrars at the address given on page 1 of this Form of Acceptance accompanied by the share certificate(s) and/or other document(s) of title.

If the certificate(s) and/or other document(s) of title is/are not readily available, you should lodge this Form of Acceptance duly completed with Lloyds TSB Registrars at the address given on page 1 of this Form of Acceptance, together with a note saying e.g. "certificates to follow", and arrange for the document(s) to be forwarded as soon as possible thereafter. It will be helpful for your agent, unless he is in Canada, Australia or Japan, to be informed of the full terms of the Offer.

(F) If your Alvis Shares are in certificated form and one or all of your share certificate(s) has/have been lost:

Complete and lodge this Form of Acceptance, together with a letter of explanation and any certificate(s) available, with Lloyds TSB Registrars at the address given on page 1 of this Form of Acceptance. At the same time, you should write to Alvis's Registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 6DA, for a letter of indemnity which should be completed in accordance with the instructions given. When completed, the letter of indemnity must be lodged with Lloyds TSB Registrars at the address given on page 1 of this Form of Acceptance. Indemnities will only be accepted at the discretion of Lloyds TSB Registrars.

(G) If your name or other particulars are shown incorrectly on your share certificate(s) e.g.:

(i) Incorrect name

e.g. Name on the certificate . . . . John Smythe

Correct name . . . . John Smith

Complete this Form of Acceptance with the correct name and lodge it with Lloyds TSB Registrars at the address given on page 1 of this Form of Acceptance accompanied by a letter from your bank, stockbroker or solicitor confirming that the person described on the certificate and the person who has signed this Form of Acceptance are one and the same;

(ii) Incorrect address—write the correct address in Box [4] on page 3 of this Form of Acceptance;

(iii) Change of name—lodge your marriage certificate or the deed poll or, in the case of a company, a copy of the certificate of incorporation on change of name, with this Form of Acceptance for noting.

(H) If you are not resident in the UK:

The attention of Alvis Shareholders not resident in the UK is drawn to paragraph 7 of Part B and paragraph (C) of Part C of Appendix I to the Offer Document.

(I) Payment of consideration:

The consideration payable under the Offer cannot be sent to you until all relevant documents have been properly completed and lodged with Lloyds TSB Registrars at the address given on page 1 of this Form of Acceptance.

Without prejudice to Parts B and C of Appendix I to the Offer Document, BAE Systems reserves the right to treat as valid any acceptance of the Offer which is not entirely in order or which is not accompanied by the relevant share certificate(s) and/or other document(s) of title. In either event, no payment of cash or allotment of Loan Notes under the Offer will be made until after the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to BAE Systems have been received.

Merrill Corporation Ltd, London
04LON1836